As filed with the Securities and Exchange Commission on January 14, 2022.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARCELLX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2836	47-2855917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

25 West Watkins Mill Road, Suite A

Gaithersburg, MD 20878

(240) 327-0603

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Rami Elghandour

President, Chief Executive Officer and Chairman of the Board of Directors

Arcellx, Inc.

25 West Watkins Mill Road, Suite A

Gaithersburg, MD 20878

(240) 327-0603

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dan Koeppen Megan J. Baier Jennifer Fang Wilson Sonsini Goodrich & Rosati, P.C. 1301 Avenue of the Americas 40th Floor New York, New York 10019 (212) 999-5800	Lisa Firenze Jeffries L. Oliver-Li Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$100,000,000	$9,270

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment, which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated January 14, 2022

P R O S P E C T U S

            Shares

Common Stock

This is our initial public offering. We are selling             shares of our common stock.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol “ACLX.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

	Per Shares	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional             shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale, at the initial public offering price through a reserved share program to some of our directors, officers, employees, business associates and related persons. See “Underwriting—Reserved Share Program.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2022.

BofA Securities	SVB Leerink	Barclays	William Blair

The date of this prospectus is                     , 2022.

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes before deciding to buy shares of our common stock. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Arcellx,” or “the company” refer to Arcellx, Inc. and, where appropriate, our subsidiary Subdomain, LLC.

Overview

We are a clinical-stage biotechnology company reimagining cell therapy through the development of innovative immunotherapies for patients with cancer and other incurable diseases. We believe cell therapies are one of the forward pillars of medicine, and our mission is to advance humanity by engineering cell therapies that are safer, more effective and more broadly accessible. Though cell therapies have shown benefits to date, cell therapies have historically been constrained to existing biologic structures, which has limited their impact and opportunity. Our novel synthetic binding scaffold, the D-Domain, was engineered to overcome the limitations of traditional Chimeric Antigen Receptor T cells (CAR-Ts). Existing cell therapy solutions, most of which use a biologic-based, single chain variable fragment (scFv) binding domain, tend to be beneficial to a limited segment of patients, often result in high toxicity, and have narrow applicability in treatable indications. We believe we can overcome these limitations by engineering a new class of D-Domain powered autologous and allogeneic CAR-Ts, including classical single infusion CAR-Ts called ddCARs and dosable and controllable universal CAR-Ts called ARC-SparX, to address hematologic cancers, solid tumors, and indications outside of oncology, such as autoimmune diseases.

At the 2021 Annual Meeting of the American Society of Hematology (ASH), we recently announced positive preliminary results from our ongoing Phase 1 clinical trial of CART-ddBCMA, our lead ddCAR product candidate, for the treatment of patients with relapsed or refractory (r/r) multiple myeloma (MM), defined as patients with either minimal response or disease progression within 60 days of last treatment. As of the November 4, 2021 data cutoff date, of the 24 patients who had been dosed, 22 were evaluable for safety analysis and 19 were evaluable for efficacy analysis, based on follow-up of at least 1 and 3 months, respectively, following treatment using the 2016 International Myeloma Working Group (IMWG) uniform response criteria for MM. These evaluable patients comprised the dose escalation cohorts for the first dose level (DL1) (n=6) and the second dose level (DL2) (n=6) and a dose expansion cohort of DL1 (safety n=10, efficacy n=7).

Key highlights from the data presented are as follows:

•	All 19 patients responded for a 100% overall response rate (ORR), as defined by IMWG;

•	13 of 19 patients (68%) achieved complete response (CR) or stringent complete response (sCR), and an additional 3 patients (16%) achieved very good partial response (VGPR), each as defined by IMWG;

•	16 of 19 patients (84%) had ongoing responses with the longest response over 21 months; and

•

Only 1 of 22 patients (5%) and 2 of 22 patients (9%) patients experienced grade 3 cytokine release syndrome (CRS) or immune effector cell-associated neurotoxicity syndrome (ICANS), respectively; no patients experienced greater than grade 3 CRS or ICANS; and all CRS and ICANS incidents resolved using standard interventions.

Seventeen of the 19 patients (89%) who were evaluable for cytogenetics (analysis of genetic abnormalities within their tumor cells) had high-risk features, as defined by IMWG. The population received an average of five prior lines of therapy (with all patients having completed at least three prior lines). Nine out of 24 patients (38%) had extramedullary disease (EMD), a condition in which myeloma cells form tumors outside the bone marrow, involving one or more organs, including the liver, lymph nodes, skin, lungs, and central nervous system. EMD is associated with worse prognosis, and patients with EMD have been reported to experience lower CR rates and shorter duration of response (DOR) in clinical trials of other BCMA-targeting CAR-T therapies than non-EMD patients. Ten of 24 patients (42%) had greater than 50% bone marrow plasma cells (BMPC), which are the malignant cells that cause multiple myeloma. Patients with high numbers of BMPC are considered to have increased tumor burden, which has been associated with poor prognosis in MM clinical trials and observational studies.

We believe our preliminary Phase 1 clinical data have demonstrated that D-Domains can potentially provide meaningful clinical benefits. Our D-Domain platform consists of structurally unique binders that are small and stable. They can be consistently manufactured and easily modified to generate diverse libraries of proprietary target-binding domains. The small size and structure of our D-Domain binders compared to other antigen binding domains used in CAR constructs, such as scFvs, are illustrated below. In our preclinical studies, we have demonstrated that CARs with D-Domains exhibit higher transduction efficiency, higher surface expression, and lower tonic signaling than CARs with scFVs, which we believe can lead to cell therapies with improved therapeutic benefit and reduced toxicity. Our D-Domain platform enables us to make a range of CAR-T therapies, including ddCARs and ARC-SparX, tailored to address the complexities of cancer.

We believe the preliminary results from our ongoing Phase 1 clinical trial of CART-ddBCMA in an enrolled population with poor prognostic indicators demonstrate the potential for CART-ddBCMA to become a best-in-class treatment for patients suffering from r/r MM, including those with EMD. MM is the third most common hematological malignancy in the United States and Europe, with approximately 35,000 new cases diagnosed per year in the United States. Although changes in the treatment landscape for MM have increased the rates of and depth of response (antitumor activity), there is currently no cure, whether approved or in clinical development, for MM and patients typically have a life expectancy of approximately five years. In 2020, the size of the global MM market was approximately $18 billion. We estimate the current total addressable CAR-T market for r/r MM to be approximately $10 billion based on the number of patients who are receiving third line treatments and beyond.

We are preparing to initiate our iMMagine Phase 2 pivotal trial of CART-ddBCMA in r/r MM in late 2022, and if successful, intend to submit a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA). We also intend to rapidly pursue clinical development of CART-ddBCMA in earlier lines of therapy through our iMMagine-2 clinical trial.

We are also advancing our novel ARC-SparX programs, ACLX-001 in r/r MM and ACLX-002 and ACLX-003 in r/r acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS). ARC-SparX are adaptable versions of ddCARs where the antigen-targeting region is located on a SparX protein that can be dosed separately from the ARC-T cells, our proprietary D-Domain based universal CAR-T cells that are designed to activate only when bound to a SparX protein that is bound to an antigen on a cell. We believe that controlling ARC-T activation with SparX protein effectively separates the antigen-recognition and killing functions, which allows us to reduce toxicities. Our preclinical studies of our ARC-SparX product candidates have demonstrated that ARC-T cells can be activated by different SparX proteins that target different antigens suggesting that ARC-SparX can potentially address antigen heterogeneity, and thereby address some harder to treat indications.

We plan to initiate a Phase 1 clinical trial of ACLX-001, the first product candidate developed under our ARC-SparX platform, for the treatment of r/r MM in the first half of 2022. ACLX-001 is immunotherapeutic combination composed of our ARC-T cells and SparX proteins that target BCMA. This trial is intended to establish an ARC-SparX dosing regimen and prepare for ARC-SparX trials in expanded indications. Our lead ARC-SparX indication is AML/MDS, for which we have multiple SparX in development targeting different antigens. We plan to initiate the Phase 1 clinical trial for ACLX-002, an ARC-SparX product candidate targeting CD123, for the treatment of AML/MDS in the second half of 2022 and plan to initiate a Phase 1 clinical trial for ACLX-003, an ARC-SparX product candidate directed at another antigen associated with AML/MDS in 2024.

We have built a broad and scalable pipeline that has positioned us to capitalize on the potential of our proprietary platform technologies and achieve long-term growth and sustainability within the field of cell therapy. We believe our therapeutic approaches, ddCAR and ARC-SparX, will enable us to select mechanisms that are most appropriate for each target and indication we may choose to pursue based on underlying disease biology and patient need, such as in solid tumors, including small cell lung cancer (SCLC) and hepatocellular carcinoma (HCC). We are also integrating AI-powered discovery and computational tools to expand the applicability of our platforms.

We have worldwide rights to all of our programs which are summarized in the pipeline charts below:

Our D-Domain platform has broad potential utility for additional cell modalities, targets, therapeutic areas and applications and we plan to expand our pipeline beyond hematologic and solid cancers to autoimmune disease, as well as to allogeneic cell types.

The recent availability of cell therapy products, such as CAR-T cells, introduced an unprecedented “living therapeutic” modality that offers benefits well beyond what previous oncology modalities offered. For the first time, these therapeutics directly harness the strength of the patient’s own immune system to significantly reduce, even potentially eradicate, tumors. While CAR-T and other genetically modified cell therapies have shown significant progress in extending the lives of patients who often have no other treatment options, there are limitations to their broader use, including:

•

Limited Long Term Efficacy: FDA approved CAR-Ts may offer higher response rates compared to other available therapies, but efficacy as measured by the DOR is highly variable. For example, of the patients with B-cell lymphoma with high response rates, approximately 40% or fewer patients were in ongoing response at 18 months.

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Significant Adverse Effects: These cell therapies also have the potential to cause several adverse effects. Uncontrolled cellular expansion and resulting side effects such as CRS, neurotoxicity and “on-target, off-tumor” toxicities stifle the broader use of these therapies in several key ways. Specifically, they limit the number of patients that are eligible for treatment, relegate these therapies to later lines of treatment, preclude the use of these therapies in the non-academic and outpatient settings, and increase costs to patients, payers and providers due to the need for intensive care unit access when they are used.

•

Narrow Applicability: Currently, CAR-T and other genetically modified cell therapies are utilized in only a few hematological oncology indications. Their activity in most tumors is primarily driven by a limited number of tumor specific antigen targets. Their utility is further limited by secondary resistance mechanisms arising in the r/r settings, as well as the antigen heterogeneity that is characteristic of some of these diseases. For example, within r/r MM, patients with EMD have been reported to experience worse outcomes in clinical trials of other BCMA-targeting CAR-T therapies than non-EMD patients.

Our mission is to advance humanity by engineering cell therapies that are safer, more effective, and broadly accessible. We plan to achieve this goal by maximizing the impact of our proprietary D-Domain binders, which enable CAR-Ts to have distinct advantages including:

•

Promising Clinical Data—High ORR and Durable Responses: In our ongoing Phase 1 clinical trial of CART-ddBCMA, the ORR is currently 100% and the DOR is promising with more than half of patients with r/r MM having ongoing responses for at least one year following treatment. We believe these preliminary results demonstrate the capability of D-Domains to not only effectively bind target antigens and drive CAR-T cell proliferation but also to enable efficient killing of a substantial proportion of tumor cells. High cell surface expression and low propensity for tonic signaling of D-Domains may enable more effective interactions between the CAR and the antigen as well as reduced T-cell exhaustion, which may explain the rapid and long-term responses currently observed in our ongoing Phase 1 clinical trial.

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Potentially Differentiated Safety Profile: We believe the small and stable structure of the D-Domain enables a high transduction rate, resulting in a high proportion of cells expressing the CAR construct on the cell surface (CAR+ cells). A high proportion of CAR+ cells lowers the total number of T cells required to be administered which we believe may yield a therapy with an improved toxicity profile, consistent with current observations in the ongoing Phase 1 trial of CART-ddBCMA.

•

Opportunity to Treat a Broader Group of Cancer Patients: We believe the preliminary positive results of our Phase 1 clinical trial of CART-ddBCMA underscores the capability to apply D-Domains across a wide variety of tumor antigen targets in the future. Based on the differentiation of the D-Domain, and the breadth and depth of our D-Domain libraries, we believe we can expand to a broader group of patients, including those with heterogeneously expressed tumor antigen and antigen targets that might be difficult to target. We are currently developing therapies within both our ddCAR and ARC-SparX platforms to treat a broad variety of indications, starting with r/r MM and AML/MDS and, in the future, solid tumors.

The foundation of our competitive advantage is our proprietary technology, clinical evidence, track record of execution, manufacturing success, and assembly of a proven management team. We believe these advantages position us to achieve significant market share in a large and attractive market and to ultimately transform the cell therapy market, contributing to a significant advancement in medicine.

Our Strategy

Our strategy to achieve our mission is as follows:

•	Advance CART-ddBCMA to treat r/r MM patients in the United States and abroad;

•	Develop comprehensive ARC-SparX AML/MDS program;

•	Expand our pipeline to select solid tumor indications;

•	Apply our D-Domain technology outside of autologous CAR-T solutions;

•	Enable greater access to CAR-T therapy through clinical studies in broader patient populations that support improved market access;

•	Invest in technologies that lower customer friction, increase capacity and improve responsiveness;

•	Leverage novel AI and machine learning technologies to drive our discovery efforts; and

•	Opportunistically pursue strategic partnerships and collaborations to maximize the full potential of our platform.

Our Team

Our team and culture are critical to realizing our vision of reimagining cell therapy as one of the future pillars of medicine.

We are led by a diverse team of executives with significant experience in business, discovery, development, manufacturing, and commercialization of differentiated and novel therapies specifically in the fields of oncology, cell therapy and rare diseases. Rami Elghandour, our Chairman and Chief Executive Officer, previously served as President and Chief Executive Officer at Nevro where he grew the company from a small private company to a publicly traded commercial organization with nearly $400 million in revenue. Prior to Nevro, Mr. Elghandour was an investor with Johnson & Johnson Development Corporation where he led several investments, including Nevro’s Series B financing. Our Chief Medical Officer, Chris Heery, M.D., an oncologist by training, was the former Head of Clinical Trials Group for the Laboratory of Tumor Immunology and Biology at the National Cancer Institute, and previously served as Chief Medical Officer at Precision Biosciences and

Bavarian Nordic. Our Chief Scientific Officer, David Tice, Ph.D., has over 20 years of biopharmaceutical research and drug development experience in oncology including 18 years at MedImmune, the global biologics research and development unit of AstraZeneca.

We have attracted a diverse and talented group of innovators and company builders to help us execute our strategy and to build a transformative cell therapy platform company. Collectively, we are driven by our shared purpose and our values.

As of December 31, 2021, we had 78 employees and we are committed to continuing to build and maintain a diverse and inclusive organization. We believe focusing on diversity and inclusion is not only the right thing to do but is also a competitive advantage. We are purposeful in our efforts to seek and retain top diverse talent from underrepresented groups as reflected throughout our organization:

•	Executives: 29% female; 36% diverse (defined as racial & ethnic representation);

•	Managers and Senior Scientists with managerial responsibilities: 32% female; 45% diverse; and

•	Professionals and Individual Contributor Scientific roles: 71% female; 49% diverse.

Our commitment to diversity doesn’t stop within the walls of our organization. With our mission of advancing humanity, we believe in equitable access to healthcare. Inclusive research programs that encompass real-world patient populations can contribute to addressing racial inequality in healthcare. We are dedicated to expanding representation within our clinical trials.

We also believe deeply in corporate social responsibility and being conscious stewards in our society. We are devoted to leveraging our science to make a positive impact for the patient and local communities we serve. As our organization expands, we intend to grow our community involvement and outreach efforts, and establish our corporate brand as a force for good through corporate philanthropic, patient advocacy, and employee volunteerism.

Our Key Investors and Our Financing History

Our team is further supported by a strong group of investors that share our commitment to reimaging cell therapy. Since our formation in December 2014, we have funded our operations primarily with approximately $234.8 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. Our investors include Adage Capital, Aju IB Investment, Asymmetry Capital Management, CaaS, CAM Capital, Cambrian Biopharma, Clough Capital Partners, JVC Investment Partners, LG Technology Ventures, Mirae Asset, New Enterprise Associates, Novo Holdings, SR One Capital Management, Quan Capital, Samsara Biocapital, Sixty Degree Capital, Soleus Capital, Surveyor Capital (a Citadel company), Suvretta Capital Management, Takeda Ventures and Terra Magnum.

Risks Associated with Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

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We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.

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Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and development programs, future commercialization efforts or employee headcount.

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We currently generate no revenues from sales of any products and may never generate revenue or be profitable. Our product candidates are in the early stages of development. We only recently began a clinical trial to test our first product candidate in humans.

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Our ddCAR and ARC-SparX platforms represent novel and unproven approaches to treatment, which makes it difficult to predict the timing, results and costs of product candidate development and the likelihood of obtaining regulatory approval. In addition, we may experience difficulty in identifying appropriate target binding domains and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

•	Our ARC-SparX platform is highly dependent on the success of ACLX-001.

•	We rely on third parties to conduct our clinical trials and manufacture our product candidates.

•	Clinical development is a lengthy, expensive and uncertain process. Our clinical trials may fail to demonstrate adequate safety and/or efficacy of any of our product candidates.

•	We may encounter substantial delays, including difficulties enrolling patients, in our clinical trials.

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Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, require expansion of the trial size, limit their commercial potential, or result in significant negative consequences.

•	Interim, preliminary or topline data from our clinical trials that we announce or publish from time to time may change as more patient data become available.

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Manufacturing genetically engineered products is complex and subject to both human and systemic risks. We or our third-party manufacturers may encounter difficulties in production and sourcing and may be subject to variations and supply constraints of key components. Modifications in manufacturing may require additional studies and regulatory filings, resulting in additional costs or delay.

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We may receive unexpected or unfavorable feedback from FDA or foreign health authorities regarding satisfaction of safety, purity and potency (including clinical efficacy), amongst other factors, all of which would prevent or delay regulatory approval and commercialization and potentially impact the development of our other product candidates.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•	Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

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We expect to significantly expand our organization, including creating additional infrastructure to support our operations as a public company and our growth as we advance our product candidates through clinical trials, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

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If we are unable to obtain and maintain sufficient intellectual property protection for our platform and our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitive position may be adversely affected.

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The price of our stock may be volatile, and you could lose all or part of your investment. Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

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Our business is affected by the ongoing COVID-19 pandemic and may be significantly adversely affected as the pandemic continues or if other events out of our control disrupt our business or that of our third-party providers.

Corporate Information

We were incorporated in Delaware in December 2014 under the name “Encarta Therapeutics, Inc.” In January 2016, we filed a certificate of amendment to change our name to “Arcellx, Inc.” Our principal executive offices are located at 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878. Our telephone number is (240) 327-0603. Our website address is www.arcellx.com. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use the name Arcellx, the Arcellx logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time that those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Unless we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act, we will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years, or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

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We may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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We may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	We may provide reduced disclosure about our executive compensation arrangements; and

•	We may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (1) the market value of our stock held by non-affiliates is less than $250.0 million or (2) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (1) to fund the development of our product candidates CART-ddBCMA, ACLX-001 and ACLX-002 and (2) for other research and development activities, working capital and other general corporate purposes. See the section titled “Use of Proceeds” for more information.

Risk factors	See the section of this prospectus titled “Risk Factors” beginning on page 14 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Reserved share program	At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and related persons. The sales will be made at our direction by an affiliate of BofA Securities, Inc. through a reserved share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Shares sold through our reserved share program will not be subject to lock-up restrictions, with the exception of reserved shares purchased by our directors and officers, which will be subject to a 180-day lock-up restriction. See the section titled “Underwriting—Reserved Share Program” for additional information.

Proposed Nasdaq trading symbol	ACLX

The number of shares of our common stock to be outstanding after this offering is based on the 139,218,480 shares of our common stock outstanding as of September 30, 2021 (including an aggregate of 136,422,468 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of September 30, 2021), and excludes the following:

•

28,795,570 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2021, at a weighted-average exercise price of $0.95 per share;

•	An award of restricted stock units covering 5,244,329 shares of our common stock;

•

2,742,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after September 30, 2021, at a weighted-average exercise price of $1.19 per share;

•

6,796,903 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan (2017 Plan), as of September 30, 2021, provided that we will cease granting awards under our 2017 Plan upon the effectiveness of our 2022 Equity Incentive Plan (2022 Plan);

•

             shares of common stock reserved for future issuance under our 2022 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

             shares of common stock reserved for issuance under our 2022 Employee Stock Purchase Plan (2022 ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Each of our 2022 Plan and our 2022 ESPP provides for annual automatic increases in the number of shares reserved thereunder, and our 2022 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2017 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	No exercise of outstanding options after September 30, 2021;

•	No exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering;

•	The conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, which will occur upon the closing of this offering; and

•

The filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately after the closing of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the consolidated statement of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the condensed consolidated statement of operations data for the nine months ended September 30, 2020 and 2021 and the condensed consolidated balance sheet data as of September 30, 2021 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments that, in management’s opinion, are necessary to state fairly the information set forth in those condensed consolidated financial statements. Our historical results are not necessarily indicative of results that may be expected in the future and our results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period. You should read the following summary financial data together with our financial statements and the related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except share and per share amounts)	2020	2021	2019	2020
Statement of Operations Data:
Operating expenses:
Research and development	$18,134	$33,489	$15,766	$25,056
General and administrative	4,868	10,831	2,208	7,040

Total operating expenses	23,002	44,320	17,974	32,096

Loss from operations	(23,002)	(44,320)	(17,974)	(32,096)

Other income:
Other income, net	—	21	2	1

Net loss	$(23,002)	$(44,299)	$(17,972)	$(32,095)

Other comprehensive loss:
Unrealized loss on marketable securities	—	(5)	—	—

Comprehensive loss	$(23,002)	$(44,304)	$—	$—

Net loss per share attributable to common stockholders—basic and diluted	$(15.24)	$(19.03)	$(15.39)	$(20.38)

Weighted-average common shares outstanding—basic and diluted	1,508,944	2,327,309	1,167,897	1,574,764

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.37)		$(0.54)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)(1)		119,860,063		59,354,288

(1)

The unaudited pro forma net loss per share for the year ended December 31, 2020 and the nine months ended September 30, 2021 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock, as if such conversion had occurred on the later of the beginning of each period or the issuance date of the convertible preferred stock.

	As of September 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(in thousands)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$70,027	$70,027	$
Marketable securities	$61,155	$61,155	$
Total assets	$144,963	$144,963	$
Total liabilities	$15,379	$15,379	$
Redeemable convertible preferred stock	$233,379	$—	$
Accumulated deficit	$(109,441)	$(109,441)	$
Total stockholders’ (deficit) equity	$(103,795)	$129,584	$

(1)

The pro forma balance sheet data gives effect to (a) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 136,422,468 shares of common stock, and (b) the filing of our amended and restated certificate of incorporation, each of which will occur upon the closing of this offering.

(2)

Reflects the pro forma adjustments described in footnote (1) above and the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ (deficit) equity by approximately $            million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, establishing and protecting our intellectual property portfolio, developing our D-Domain, ddCAR and ARC-SparX technologies, identifying potential new target antigens, developing product candidates and undertaking research and development, including preclinical studies and clinical trials of our product candidates, all of which are biologics or biopharmaceuticals and require approval under a Biologics License Application (BLA). We have not yet demonstrated our ability to successfully initiate and complete any large-scale or pivotal clinical trials, obtain marketing approvals, manufacture commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our future success or viability than it could be if we had a longer operating history or were closer to commercialization. In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges that may adversely affect our business.

We have no products approved for commercial sale and have not generated any revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We have incurred losses in each period since our inception in December 2014. Our net losses were $18.0 million and $32.1 million for the years ended December 31, 2019 and 2020, respectively, and $23.0 million and $44.3 million for the nine months ended September 30, 2020 and 2021, respectively. As of September 30, 2021, we had an accumulated deficit of $109.4 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we advance our product candidates through preclinical studies and clinical trials; continue to discover and develop additional product candidates and expand our pipeline; continue to develop our D-Domain, ddCAR and ARC-SparX platforms; maintain, expand, protect and enforce our intellectual property portfolio; and hire additional personnel. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue, which we do not expect will occur in the foreseeable future, as our product candidates are in preclinical or Phase 1 clinical development. Our prior and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Even if this offering is successful, we will need to obtain substantial additional funding to complete the development of our product candidates.

Investment in biopharmaceutical product development is highly risky because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our clinical, regulatory, quality and manufacturing capabilities, whether internally or with third-party partners and collaborators, and advance our product candidates through preclinical studies and clinical trials in order to obtain marketing approval. If we obtain marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We estimate that our net proceeds from this offering will be approximately $    million, based on an assumed initial public offering price of $     per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to fund the development of our product candidates CART-ddBCMA, ACLX-001 and ACLX-002 and for other research and development activities, expanding manufacturing capacity, working capital and other general corporate purposes. Based on our current operating plan, we believe that our existing cash, cash equivalents and marketable securities will be sufficient to fund our planned operations for at least the next twelve months without the proceeds from this offering, but our assumptions could prove to be wrong, and we could consume capital significantly faster than we expect, requiring us to seek additional funding sources sooner than planned, through public or private financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, the imposition of burdensome debt covenants and repayment obligations or other restrictions that may affect our business. Our future capital requirements will depend on many factors, including:

•

The scope, progress, timing, results and costs of developing and manufacturing our product candidates, and their components, and conducting preclinical studies and clinical trials and other testing of our product candidates;

•

Our ability to continue our business operations and product candidate research and development, and to adapt to any changes in the regulatory approval process, manufacturing supply, or clinical trial requirements and timing due to the ongoing COVID-19 pandemic and otherwise, including our ability to comply with new regulatory guidance or requirements on conducting clinical trials during and after the COVID-19 pandemic;

•	The costs, timing and outcome of regulatory review of any of our product candidates;

•

The costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•

Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	The costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•

The extent to which our product candidates, if approved, can be offered by prescribers in various clinical settings, including academic hospitals and community practices, the acceptance of our products, if and when approved, by patients, the medical community and third-party payors, and the revenue received from commercial sale of any products for which we receive marketing approval;

•	The effect of competing technologies and market developments; and

•	The extent to which we acquire or invest in other businesses, products and technologies and any other licensing or collaboration arrangements for any of our product candidates.

We cannot be certain that additional funding will be available on acceptable terms, or at all, especially in view of the widespread impact of the COVID-19 pandemic (as further described under “—Risks Related to Our Business”). If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to decrease headcount and/or significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable to us than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any of the foregoing events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

In addition, we may seek additional capital due to strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Risks Related to Development of Our Product Candidates

Our product candidates are in the early stages of development. We have no products approved for commercial sale and have only recently began clinical trials to test our first product candidate in humans, which may make it difficult for you to evaluate our current business and predict our future success and viability.

We are early in our development efforts. We are still developing our D-Domain, ddCAR and ARC-SparX platforms, and conducting drug discovery and preclinical studies for a number of product candidates while advancing our ongoing Phase 1 clinical trial for CART-ddBCMA. We have treated a small number of patients as of the date hereof and our clinical experience with our initial product candidate is limited. We have not initiated clinical testing of any product candidates based on our ARC-SparX platform. Because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

There is a high failure rate for biopharmaceutical products proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

Because of the early stage of development of our product candidates, our ability to eventually generate significant revenues from product sales will depend on a number of factors, including:

•	Identification of additional target antigens for desired indications;

•	Identification and development of D-Domain-based binding regions that bind to the desired target antigens;

•	Successful completion of preclinical studies;

•	Submission of INDs or other regulatory applications for our planned clinical trials or future clinical trials and authorizations from regulators to initiate clinical studies;

•	Successful enrollment in, and completion of, clinical trials;

•	Achieving favorable results from clinical trials;

•	Receipt of marketing approvals from applicable regulatory authorities;

•	Establishing and maintaining sufficient manufacturing capabilities, whether internally or with third parties, for clinical and commercial supply;

•	Establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in combination with other products;

•	Sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials and commercialization activities;

•	Effectively competing with other therapies;

•	Developing and implementing successful marketing and reimbursement strategies;

•	Obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates; and

•	Maintaining a continued acceptable safety profile of any product following approval, if any.

If we do not achieve one or more of these requirements in a timely manner, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

We cannot be certain that our clinical trials will be initiated and completed on time, if at all, or whether our planned clinical strategy will be acceptable to the FDA or foreign health authorities. In addition, the COVID-19 pandemic is still evolving, and it is impossible to predict the impact this pandemic may have on the development of our product candidates, our preclinical studies and clinical trials, and our business.

To become and remain profitable, we must develop, obtain approval for and eventually commercialize products, if approved, that generate significant revenue. We do not expect to receive approval of any product candidates for many years and may never succeed in these activities. In addition, it is not uncommon for product candidates to exhibit unforeseen safety issues or inadequate efficacy when tested in humans despite promising results in preclinical animal models or earlier trials, and we may ultimately be unable to demonstrate adequate safety and efficacy of our product candidates to obtain marketing approval. Even if we obtain approval and begin commercializing one or more of our product candidates, we may never generate revenue that is significant or large enough to achieve profitability.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development, manufacturing and other expenditures to develop and market additional product candidates. Our failure to become or remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Our ddCAR and ARC-SparX platforms represent novel and unproven approaches to treatment, which makes it difficult to predict the timing, results and costs of product candidate development and the likelihood of obtaining regulatory approval. In addition, we may experience difficulty in identifying appropriate target binding domains.

We have concentrated our research and development efforts on our ddCAR and ARC-SparX platforms, and our future success depends on the successful development of these platforms. Although there are other cell therapies and adapter platforms in clinical development, our platform technologies, including our D-Domain technology, have not been extensively tested over any significant period of time. In addition, while we believe that our platforms may be capable of overcoming certain challenges faced by conventional CAR-T therapies, we cannot be certain that our approach will result in the intended benefits or will not result in unforeseen negative consequences over time. As an example, we may not be able to identify D-Domain binders that can recognize certain antigen targets that we would like to pursue, or the development of the applicable D-Domain, ddCAR or SparX protein targeting such antigens may be too challenging or expensive to be commercially viable. We do not currently have any approved or commercialized products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. There can be no assurance that any problems we experience in the future related to preclinical and clinical development of our novel platforms and our product candidates will not cause significant delays or unanticipated costs or that such problems can be solved. We may also experience delays in developing sustainable, reproducible and scalable manufacturing processes or transferring those processes to manufacturing partners or developing our own internal manufacturing capabilities, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all.

Because cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:

•

Developing and deploying consistent and reliable processes for procuring a patient’s apheresis material, engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient;

•	Developing protocols for the safe administration of our product candidates;

•

Establishing integrated solutions in collaboration with specialty treatment centers and other clinical settings in order to reduce the burdens and complex logistics commonly associated with the administration of T cell therapies;

•	Conditioning patients with chemotherapy in conjunction with delivering each of our products, which may increase the risk of adverse side effects of our product candidates;

•	Educating medical personnel about the administration of our product candidates, particularly if our clinical trials permit expansion of participating physicians to those in various clinical settings;

•

Educating medical personnel regarding the potential efficacy and safety profiles of our product candidates, as well as the challenges, of incorporating our product candidates, if approved, into treatment regimens;

•	Sourcing, supplies for the materials used to manufacture and process our product candidates for clinical trials and, in the future, commercial sale, if our product candidates are approved;

•	Developing reliable and scalable manufacturing processes;

•	Establishing adequate manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrollment in our clinical studies and our projected commercial requirements;

•	Achieving cost efficiencies in the scale-up of our manufacturing capacity;

•	Obtaining and maintaining regulatory approval from the FDA or other health authorities;

•

Establishing sales and marketing capabilities to successfully launch and commercialize our product candidates if and when we obtain any required regulatory approvals, and risks associated with gaining market acceptance of novel therapies if we receive approval; and

•	Obtaining coverage and adequate reimbursement from third-party payors for our novel therapies in connection with commercialization of any approved product candidates.

We may not be able to successfully develop our product candidates, our technology or our other product candidates in a manner that will yield products that are safe, effective, scalable or profitable. Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:

•	Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future;

•

Genetically modified products in the event of improper insertion of a gene sequence into a patient’s chromosome could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells;

•

Although our viral vectors are not able to replicate, there is a risk with the use of lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases; and

•	The FDA recommends a 15-year follow-up observation period for all patients who receive treatment using gene therapies, and we may need to adopt such an observation period for our product candidates.

Moreover, public perception and awareness of cell therapy safety issues may adversely influence the willingness of subjects to participate in clinical trials of our product candidates, or if approved, of physicians to prescribe our products. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Treatment centers may not be willing or able to devote the personnel and establish other infrastructure required for the administration of CAR-T cell therapies. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Additionally, in developing our product candidates, we have not exhaustively explored different options in the design and method for manufacturing ddCARs, ARC-T cells and SparX proteins. Although we do not currently plan to change the structure of our ddCARs, ARC-T cells or SparX proteins in the near term, we may in the future find our ddCARs, ARC-T cells or SparX proteins, or any manufacturing process thereof, may be substantially improved with future design or process changes. Changes in product design and changes in the manufacturing process, equipment, or facilities may require further comparability analysis and approval by FDA before implementation, which could delay our clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety, identity, purity and efficacy. For example, we have used a lentiviral vector to transduce the gene for the ddCAR and ARC constructs into patient T cells. In the future, we may find that another type of vector or other means of genetically modifying T cells may offer advantages, particularly as we consider inserting our ddCARs and ARC-T cells into other immune cells. Changing how we genetically modify the immune cells would necessitate additional process development, comparability studies, regulatory filings and clinical testing and delay existing product candidates.

In addition, the clinical trial requirements of the FDA and foreign health authorities and the criteria these regulators use to determine whether a product candidate is acceptable for approval, can vary substantially according to the type, complexity, novelty and intended use and market of the potential products. While CAR-T and other cell therapy products have made progress in recent years, only a small number of products have been approved in the United States or other markets, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates.

Our ARC-SparX platform is highly dependent on the success of ACLX-001.

Our ARC-SparX platform, including our AML/MDS program, is highly dependent on the success of ACLX-001, the first product candidate based on our ARC-SparX platform. ACLX-001 is an immunotherapeutic combination composed of ARC-T cells and bi-valent SparX proteins targeting BCMA, or SPRX001, for the treatment of r/r MM. The ARC-T cells and the SparX proteins comprising ACLX-001 are entirely novel and neither has been tested in humans. All SparX proteins are comprised of one or more antigen-specific binding domains fused to a protein that we refer to as the TAG. The TAG is a novel protein sequence derived from the 26kDA C-terminal fragment of human alpha fetoprotein (hAFP) and also has never been tested in humans. The ARC-T cells are designed to have a binding domain that recognizes the TAG, which we refer to as anti-TAG. The anti-TAG has also never been tested in humans. There can be no assurance that the ARC-T cells, the SparX proteins, the TAG, anti-TAG and other parts of ACLX-001 will not trigger an adverse response, cause unintended off-target recognition, limit the expected activity of the product candidates or result in other negative outcomes.

Additionally, because all product candidates in our ARC-SparX platform use the ARC-T cells, a failure with ACLX-001 will increase the actual or perceived likelihood that our other product candidates in the ARC-SparX platform will experience similar failures.

Our Phase 1 trial of ACLX-001 is intended to serve as clinical validation of our ARC-SparX platform as we seek to understand the pharmacokinetics, safety profile, and dosing strategy for future clinical development. Upon completion of the Phase 1 trial, we will leverage the learnings from this trial to advance our AML/MDS programs utilizing ARC-SparX and consider developing additional SparX for r/r MM for a broader pipeline in this disease area. If we do not successfully complete the Phase 1 trial for ACLX-001 in a timely manner or fail to achieve favorable results from the trial, we may experience significant delays or other issues in advancing our other ARC-SparX product candidates including ACLX-002, and ACLX-003 and our discovery projects, including AML-3 and AML-4.

Clinical development is a lengthy, expensive and uncertain process. Our clinical trials may fail to demonstrate adequate safety and/or efficacy of any of our product candidates, which would prevent or delay regulatory approval and commercialization and potentially impact the development of our other product candidates.

Before obtaining regulatory approvals for the commercial sale of our product candidates, including CART-ddBCMA, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates have adequate safety and efficacy profiles, and the manufactured drug product has quality attributes that are appropriate for use in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during clinical development, and, because our product candidates are in an early stage of development, there is a high risk of failure and we may never succeed in developing marketable products.

The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, particularly because early trials have smaller numbers of subjects tested. In addition, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues, such as immunogenicity, when tested in humans despite promising results in preclinical animal models.

Any clinical trials that we may conduct may not demonstrate the safety and efficacy profiles necessary to obtain regulatory approval to market our product candidates. As we continue developing our product candidates, serious adverse events, undesirable side effects, or unexpected characteristics may emerge, causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the risk-benefit ratio is more acceptable.

Treatment with our product candidates may cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. The inclusion of patients with significant co-morbidities in our clinical trials may result in deaths or other adverse medical events due to an underlying condition or other therapies or medications that such patients may be using. As described above, any of these events could prevent us from obtaining regulatory approval or achieving or maintaining market acceptance and impair our ability to commercialize our product candidates. Because the product candidates in our platforms share similar components, such as the D-Domain, a failure of one of our clinical trials may also increase the actual or perceived likelihood that our other product candidates will experience similar failures.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to a variety of factors, including, but not limited to, changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If our ongoing or future clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, or if we encounter safety concerns associated with our product candidates, we may:

•	Incur unplanned costs;

•	Be delayed in or prevented from obtaining marketing approval for our product candidates;

•	Obtain approval for indications or patient populations that are not as broad as intended or desired;

•	Obtain approval with labeling that includes significant restrictions on use or distribution or safety warnings including boxed warnings;

•	Be subject to changes in the way the product is administered;

•	Be required to perform additional clinical trials to support approval or be subject to additional post-marketing requirements;

•	Have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy (REMS);

•	Be subject to the addition of labeling statements, such as warnings or contraindications;

•	Be sued; and/or

•	Experience damage to our reputation.

In addition, even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or foreign health authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA or foreign health authorities will view any of our product candidates as having adequate safety and efficacy profiles even if favorable results are observed in these clinical trials, and we may receive unexpected or unfavorable feedback from the FDA or foreign health authorities regarding satisfaction of safety, purity and potency (including clinical efficacy), amongst other factors. To the extent that the results of the trials are not satisfactory to the FDA or foreign health authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

We may encounter substantial delays in our clinical trials.

We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Events that may prevent successful or timely completion of clinical development include:

•	Delays associated with the COVID-19 global pandemic, as further described under “—Risks Related to Our Business”;

•	Delays in reaching a consensus with regulatory agencies on trial design;

•

Delays in reaching agreement on acceptable terms with prospective clinical research organizations (CROs), and clinical trial sites and obtaining required institutional review board (IRB), approval at each clinical trial site;

•	Delays in recruiting and enrolling suitable patients to participate in our clinical trials;

•

Failure to collect sufficiently viable white blood cells from patients, adequately expand or successfully transduce sufficient number of patient T cells for infusion or otherwise manufacture product candidates, or infuse patients in a timely manner with product candidate;

•	Failure by our CROs, other third parties or us to adhere the trial protocol or the FDA’s good clinical practices (GCPs) or applicable regulatory guidelines in other countries;

•	Third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or foreign health authorities for violations of applicable regulatory requirements;

•

Delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including due to a facility manufacturing any of our product candidates or any of their components being ordered by the FDA or foreign health authorities to temporarily or permanently shut down due to violations of current good manufacturing practices (cGMPs) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•	Delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	Clinical trial sites or patients dropping out of a trial or experiencing changing health or other conditions that require removing them from the trial;

•	Discovering that product candidates have unforeseen safety issues, undesirable side effects or other unexpected characteristics;

•

To the extent that we conduct clinical trials in foreign countries, the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries;

•	Receiving untimely or unfavorable feedback from applicable regulatory authorities regarding the trial or requests from regulatory authorities to modify the design of a trial;

•	Suspensions or terminations by IRBs or Data Safety Monitoring Boards (DSMBs) or internal clinical holds and/or clinical holds from or by regulatory authorities;

•	Lack of adequate funding to continue operations; or

•	Changes in regulatory requirements and guidance that require amending or submitting new clinical protocols and/or amendments to INDs.

Any inability to successfully complete our clinical trials could result in additional costs to us or impair our ability to raise capital, generate revenues from product sales and enter into or maintain collaboration arrangements. In addition, if we make material manufacturing changes to our product candidates or change manufacturers, we may need to conduct additional bridging or comparability studies. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we encounter delays or difficulties enrolling patients in our clinical trials and/or retention of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until completion of treatment and adequate follow-up. The enrollment of patients depends on many factors, including:

•	Inability to enroll, or delay in enrollment of, patients due to outbreaks and public health crises, such as the COVID-19 global pandemic, as further described under “—Risks Related to Our Business”;

•	The patient eligibility criteria defined in the protocol;

•	The perceived risks and benefits of the product candidate being studied;

•	The size of the patient population required for analysis of the trial’s primary endpoints;

•	The proximity of patients to trial sites;

•	The design of the trial;

•	Our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	Our ability to obtain and maintain patient consent;

•	Reporting of the preliminary results of any of our clinical trials; and

•	The risk that patients enrolled in clinical trials will drop out of the trials before completion of treatment and adequate follow-up.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigation sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing and planned clinical trials, which could prevent completion or commencement of these trials and adversely affect our ability to advance the development of our product candidates.

Interim, preliminary or topline data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, preliminary or topline data from clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data previously published. As a result, interim, preliminary and topline data should be viewed with caution until the final data are available. Adverse differences between interim, preliminary or topline data and final data could significantly harm our reputation and business prospects.

Moreover, preliminary, interim and topline data are subject to the risk that one or more of the clinical outcomes may materially change as more patient data become available when patients mature on study, patient enrollment continues or as other ongoing or future clinical trials with a product candidate further develop. Past results of clinical trials may not be predictive of future results.

In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically more extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. Similarly, even if we are able to complete our planned and ongoing preclinical studies and clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory approval.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, require expansion of the trial size, limit their commercial potential, or result in significant negative consequences.

Our product candidates involve genetically modified T cell-based immunotherapies. A number of genetically modified cell therapies, such as CAR-based products, have potentially severe side effects, including CRS and neurotoxicity, that can escalate and require intensive medical intervention and result in injury or death to the patients.

There is no guarantee that our product candidates will not have side effects similar to those seen in other genetically modified cell therapies or that we will be able to prevent side effects from escalating to an unsafe level for our patients. Additionally, our initial product candidates are directed at treating patients with r/r MM. These patients are often elderly and/or have significant co-morbidities, and we expect they will receive our product candidate as a last line of therapy after most others therapies have failed, and these patients may be particularly susceptible to safety and toxicity risks. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from T cell therapy may be complicated and difficult to manage, which could result in patient death or other significant issues. Additionally, it can be difficult to determine if the serious adverse or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications.

We have designed a new binding domain that we believe should have low immunogenicity because we also removed potentially immunogenic sequences from their binding domains, which we refer to as “deimmunization.” However, it has never been tested in humans outside of our current Phase 1 trial and we cannot guarantee that there will not be any unexpected side effects from this binding domain or the SparX proteins that we plan to test as part of our product candidates. Although we have completed multiple preclinical studies designed to screen for toxicity caused by unintended off-target recognition in vivo by our novel binding domains, our product candidates may still cause unintended off-target recognition in patients. Additionally, our genetically modified T-cells, the ddCARs and the ARC-T cells, may still bind targets other than the target antigens or the TAG on our SparX proteins, respectively. If significant unexpected binding or off-target binding occurs in normal tissue, our product candidates may target and kill the normal tissue in a patient, leading to serious and potentially fatal adverse events, undesirable side effects, toxicities or other unexpected characteristics. Detection of any significant unexpected or off-target binding may halt or delay any ongoing clinical trials for our product candidates and prevent or delay regulatory approval. While we have developed a preclinical screening process to identify cross-reactivity of our product candidates, we cannot be certain that this process will identify all potential off-target tissue that our product candidates may interact with. Any unexpected or off-target binding that impacts patient safety could materially impact our ability to advance our product candidates into clinical trials and ability to proceed to marketing approval and commercialization.

If serious adverse events or undesirable side effects arise, we could be required to suspend, delay, or halt our clinical trials and regulatory authorities could deny approval or require us to limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Undesirable side effects could also result in an expansion in the size of our clinical trials, increasing the expected costs and timeline of our clinical trials. Side effects that are observed during the trial, whether treatment related or not, could also affect patient recruitment for future trials or the ability of enrolled patients to complete the trial or result in potential product liability claims.

Further, if serious adverse events or undesirable side effects are identified during development or after approval and are determined to be attributed to any of our product candidates, we may be required to develop REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry.

Any of these occurrences may harm our business, financial condition and prospects significantly.

Manufacturing genetically engineered products is complex and subject to both human and systemic risks. We or our third-party manufacturers may encounter difficulties in production and sourcing and may be subject to variations and supply constraints of key components. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

The manufacture of biological drug products, such as ddCARs and ARC-SparX, the components thereof, and the viral vectors used to manufacture these product candidates and components, is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production and sourcing, particularly in scaling up or out, validating the production process and assuring high reliability of the manufacturing processes (including the absence of contamination), in light of variations and supply constraints of key components. These problems include logistics and shipping, difficulties with production costs and yields, quality control, including consistency, stability, purity and efficacy of the product, product testing, operator error and availability of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of our product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability, purity, and efficacy failures, deficiencies, or other issues relating to the manufacture of our product candidates will not occur in the future.

Additionally, our product candidates are derived from cells collected from our patients and such cells may vary in type and quality as the patients may vary in age, stage of disease, and history of treatment among many other factors. We have strict specifications for the patient cell material and the product candidates we manufacture, including certain specifications that are reviewed and approved by regulatory authorities. The patient cell material variability may exceed our manufacturing process capability or deviate from the specified ranges, and result in failure in production of the patient therapy, lower quality batches, or even require adjustments to the specifications approved by authorities. The patient cell material may also be variable in factors that we currently may not be detecting with the analytical methods used or may not know how to measure and we may discover failures with the material after production. We may not be able to deliver the quality and consistency of our cell therapy products that we need or may need to re-collect cell material which can increase costs and/or cause delay, adversely impact patient outcomes and otherwise harm our clinical trials, reputation, business and prospects.

We may fail to manage the logistics of collecting and shipping patient material to the manufacturing site and shipping the product candidate back to the relevant parties and experience delays or shortages of certain clinical or commercial grade supplies and components. Logistical and shipment delays and problems caused by us, our vendors or other factors not in our control, including the pandemic, business interruptions, global supply chain issues, and weather, could prevent or delay the delivery of product candidates to patients. Additionally, we have to maintain a complex chain of identity and chain of custody with respect to patient material as it moves to the manufacturing facility, through the manufacturing processes and back to the patient. Failure to maintain chain of identity and chain of custody could result in patient death, loss of product or regulatory action.

Material modifications in the methods of product candidate manufacturing may result in additional costs or delay.

As product candidates progress from preclinical studies to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, materials and processes, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent purity, identity, potency, quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and could affect planned or other clinical trials conducted with product candidates produced using the modified manufacturing methods, materials, and processes. This could delay completion of clinical trials and could require non-clinical or clinical bridging and comparability studies, which could increase costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved.

If we or our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. We currently outsource all manufacturing to third parties, but we and our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not currently have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

The process for treating cancer patients using T cell therapy is subject to human and systemic risks.

The “vein-to-vein” cycle for treating cancer patients using T cell therapy typically takes approximately four to six weeks and involves a large number of steps and human participants. First, the patient’s lymphocytes are isolated by apheresis at the clinical site and shipped to the manufacturing site. Under cGMP conditions at the manufacturing site, the patient’s lymphocytes are washed, and then enriched for CD3-positive T cells using specialized reagents. After overnight culture and T cell activation, the T cells are transduced using lentiviral vector transduction technology to introduce the CAR and ARC genetic construct into the enriched T cell population. At the completion of T cell transduction, the T cells are expanded for several days, harvested, formulated into the final drug product and then cryopreserved for delivery to patients. In the United States, samples of the final product are subjected to several release tests which must fulfill specified criteria for the drug product to be released for infusion. These include sterility, identity, purity, potency and other tests. We are subject to stringent regulatory and quality standards in the course of a T cell therapy treatment process, and we cannot assure you that our quality control and assurance efforts will be successful or that the risk of human or systemic errors in these processes can be eliminated.

Prior treatments can alter the cancer and negatively impact chances for achieving clinical activity with our product candidates.

Patients with hematological cancers typically receive highly toxic chemotherapy as their initial treatments that can impact the viability of the T cells collected from the patient and may contribute to highly variable responses to CAR-T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended product candidate and thereby these patients may have cancer cells with low or no expression of the target antigen. As a result, our product candidates may not recognize the cancer cell and may fail to achieve clinical activity.

We may not be able to file additional INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We expect to submit additional INDs for our current and future product candidates. However, our timing for submitting these INDs is dependent on the results of further research. Additionally, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once clinical trials have begun, issues will not arise that suspend or terminate such clinical trials. Additionally, even if the FDA agrees with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that the FDA will not change its requirements in the future. These risks also apply to other clinical trials we may seek to commence under other INDs or amendments to existing INDs.

The market opportunities for certain of our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and our projections regarding the size of the addressable market may be incorrect.

We are initially developing CART-ddBCMA as a last line therapy for patients with r/r MM with plans to pursue label expansion into earlier lines of therapy. However, there is no guarantee that it, or any of our product candidates, even if approved, would be approved for earlier lines of therapy and any approved products may end up having a smaller market opportunity than we anticipated. Additionally, our projections of both the number of people who have the cancers we are targeting, as well as the size of the subset patient population who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. As a result, the number of patients may turn out to be fewer than expected.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and operational resources, we must prioritize our research programs and will need to focus our discovery and development on select product candidates and indications. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we intend to utilize with our clinical development strategy. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. As an example, although we believe that targeting BCMA initially before targeting other antigens will help us validate our platforms more easily, the risks associated with MM patients and the competition in cell therapies targeting BCMA, among others, could outweigh the benefits. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other products or drugs that are able to achieve similar or better results or make it difficult for us to develop our product candidates on a timely basis by limiting our access to patients, clinical trial sites, manufacturers and other resources. Our competitors include large and specialty pharmaceutical companies and biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions. We believe the key competitive factors that will affect the development and commercial success of our product candidates are safety, efficacy, ensuring consistent quality and purity of the product candidates, delivery, price and the availability of reimbursement from government and other third-party payors.

We anticipate substantial direct competition from other organizations developing advanced CAR-T or other types of genetically modified cell therapies due to their promising clinical therapeutic effect in clinical trials, including 2seventy, Abbvie, Allogene, Amgen, Autolus, Bristol-Myers Squibb, Caribou Biosciences, CARsgen, Cartesian, Cellectis, Cellular Biomedicine Group, Celyad, Crispr, Gracell, GSK, Innovent, Johnson & Johnson, Legend, Novartis, Pfizer, Poseida Therapeutics, Precision BioSciences, Pregene, and Regeneron. In addition, we expect to also compete with companies developing:

•	T cells with CARs that are reactive to tumor associated antigens;

•	T cells with T-cell receptors (TCRs) that are reactive to tumor associated antigens;

•	T-cells with adapter platforms;

•	Bispecifics that bring T cells and diseased cells into close proximity with each other;

•	Other immune cells that can be targeted using antibodies;

•	Natural killer (NK)-based cell therapies;

•	In vivo CAR-T therapeutics; and

•	Allogeneic cell therapies.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, greater access to clinical sites and patients, experienced regulatory, marketing and manufacturing teams and well-established sales forces. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

Even if we obtain regulatory approval of our product candidates, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see “Business—Competition.”

Risks Related to Our Business

Our business is affected by the ongoing COVID-19 pandemic and may be significantly adversely affected as the pandemic continues or if other events out of our control disrupt our business or that of our third party providers.

While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results. We have experienced and may in the future experience disruptions from COVID-19 to our business in a number of ways, including:

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Delays in supply chain and manufacturing, including the closure of apheresis collection centers, suspension of cell transport, limitations on transfer of technology, shutdown of manufacturing facilities and delays in delivery of supplies and reagents;

•	Delays in discovery and preclinical efforts;

•

Changes to procedures or shut down, or reduction in capacity, of clinical trial sites due to limited availability of clinical trial staff, reduced number of inpatient intensive care unit beds for patients receiving cell therapies, diversion of healthcare resources away from clinical trials and other business considerations;

•	Limited patient access, enrollment and participation due to travel restrictions and safety concerns, as well as housing and travel difficulties for out of town patients and relatives; and

•	Changes in regulatory and other requirements for conducting preclinical studies and clinical trials during the pandemic.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance on conducting clinical trials during the pandemic, which was updated in July 2020, January 2021 and August 2021. The guidance describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial and any disruption of the trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19 pandemic-related trial disruptions by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial. In its most recent update to this guidance, the FDA addressed questions received from clinical practitioners who are adapting their operations in a pandemic environment. These questions focused on, among other things, when to suspend, continue or initiate a trial and how to submit changes to protocols for INDs and handle remote site monitoring visits. There is no assurance that this guidance governing clinical trials during the pandemic will remain in effect or, even if it does, that it will help address the risks and challenges enumerated above.

Other potential impacts of the COVID-19 pandemic on our ongoing clinical trial include patient dosing and trial monitoring, which may be paused or delayed due to changes in policies at various clinical sites, federal, state, local or foreign laws, rules and regulations, including quarantines or other travel restrictions, prioritization of healthcare resources toward pandemic efforts, including diminished attention of physicians serving as our clinical trial investigators and reduced availability of site staff supporting the conduct of our clinical trial, interruption or delays in the operations of the FDA, or other reasons related to the COVID-19 pandemic.

If the COVID-19 pandemic continues, other aspects of our ongoing clinical trial and future planned clinical trials may be adversely affected, delayed or interrupted, including, for example, site initiation, patient recruitment and enrollment, availability of clinical trial materials, clinical trial site data monitoring and efficacy, safety and translational data collection, and data analysis. Some patients and clinical investigators may not be able to comply with clinical trial protocols and patients may choose to withdraw from our trials or we may have to pause enrollment or we may choose to or be required to pause enrollment and/or patient dosing in our ongoing or planned clinical trials in order to preserve health resources and protect trial participants. It is unknown how long these pauses or disruptions could continue. Patients may need to withdraw due to COVID-19 infections or experience increased adverse events and deaths in our clinical trials due to COVID-19 related infections, which may result in increased complications due to immune suppression from our lymphodepletion regimen.

In addition, we currently rely on third parties to, among other things, manufacture raw materials, manufacture our product candidates for our ongoing clinical trial, ship investigation drugs and clinical trial samples, perform quality testing and supply other goods and services to run our business. If any such third party in our supply chain for materials is adversely impacted by effects from the COVID-19 pandemic, including staffing shortages, production slowdowns and disruptions in delivery systems, our supply chain may be disrupted and our costs could be increased, limiting our ability to manufacture our product candidates for our ongoing clinical trial and planned future clinical trials and conduct our research and development operations as planned.

We previously closed our offices and requested that most of our personnel, including all of our administrative employees, work remotely, restricted on-site staff to only those personnel and contractors who must perform essential activities that must be completed on-site and limited the number of staff in any given research and development laboratory. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors. Further, we and our third-party service providers, including our CROs, the clinical trial sites, our manufacturers and suppliers, may experience staffing shortages.

Our employees and contractors conducting research and development activities may not be able to access our laboratory for an extended period of time as a result of the closure of our offices and the possibility that governmental authorities further modify current restrictions. In addition, when our facilities are open, we could encounter delays in connection with implementing precautionary measures to mitigate the risk of exposing our facilities and employees to COVID-19 or otherwise in connection with addressing an actual or potential exposure to COVID-19 (for example, temporarily closing all or a portion of a facility or disinfecting all or a portion of a facility that may have been exposed to COVID-19). As a result, this could delay timely completion of preclinical activities, including completing IND/Clinical Trial Application (CTA)-enabling studies or our ability to select future development candidates, and initiation of additional clinical trials for our other development programs.

Health regulatory agencies globally may experience disruptions in their operations as a result of the COVID-19 pandemic. The FDA or foreign health authorities may have slower response times or be under-resourced to continue to monitor our ongoing clinical trial and, as a result, review, inspection, and other timelines may be materially delayed. It is unknown how long these disruptions could continue, were they to occur. Any elongation or de-prioritization of our clinical trial or delay in regulatory review resulting from such disruptions could materially affect the development of our product candidates.

The trading prices for shares of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic and following this offering the trading prices for shares of our common stock could also experience high volatility. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the COVID-19 could materially and adversely affect our business and the value of our common stock.

The COVID-19 pandemic continues to evolve. The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments, which cannot be accurately predicted, including the duration of the pandemic, additional or modified government actions, and the actions taken to contain COVID-19 or address its impact, among others. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy. We will continue to monitor the situation closely.

In addition, our business could be significantly adversely affected by other business disruptions to us or our third-party providers that could seriously harm our potential future revenue and financial condition and increase our costs and expenses. Our operations, and those of our CROs, contract manufacturing organizations (CMOs) and other contractors, consultants, and third parties could be subject to other global pandemics, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced volatility and disruptions recently including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, and increased inflationary risk. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary equity or debt financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

As of September 30, 2021, we had cash, cash equivalents and marketable securities of $131.2 million. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents and marketable securities since September 30, 2021, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents and marketable securities or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We expect to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2021, we had 78 employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional research, development, clinical, quality assurance, statistical analysis, managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand our operations, including for in-house manufacturing capabilities. Future growth would impose significant added responsibilities on members of management, including:

•	Identifying, recruiting, integrating, maintaining and motivating additional employees;

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Managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	Improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely and for the foreseeable future will continue to rely on certain independent organizations, advisors and/or consultants to provide certain services, including regulatory advice, clinical trial support and drug product manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed and at a reasonable cost, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent contractors and consultants on economically reasonable terms, or at all.

We do intend to transition some regulatory, clinical trial execution, and manufacturing capabilities in-house, but in order to do so, will need to identify, recruit and build experienced teams.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, or we are not able to effectively build out new facilities to accommodate this expansion, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those used by our third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of the development programs of our product candidates.

Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, and telecommunication and electrical failures. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties to manufacture our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development and commercialization of our product candidates could be delayed.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Our business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties. We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, vendors and agents acting on behalf of us or our affiliates. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to: comply with the regulations of the FDA or foreign health authorities; provide true, complete and accurate information to the FDA or foreign health authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us.

We will face increasing regulation as we advance our product candidates through clinical trials and pursue commercialization, if approved.

If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws and regulations will increase significantly, and our costs associated with compliance with such laws and regulations are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The laws that may affect our ability to operate include, but are not limited to the following:

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The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs.

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The federal civil and criminal false claims laws, including the civil False Claims Act (FCA), that can be enforced by private citizens through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. No specific intent to defraud is required under the civil FCA. The criminal FCA provides for criminal penalties for submitting false claims, including imprisonment and criminal fines.

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The Civil Monetary Penalty Act of 1981 and implementing regulations, which impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offered or transferred remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

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The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization.

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The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the Affordable Care Act (ACA), and its implementing regulations, which require applicable manufacturers of covered drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (CMS) of the U.S. Department of Health and Human Services (HHS) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Additionally, effective January 1, 2022, for data collected in 2021 and reported to CMS in 2022, such reporting obligations with respect to payments and transfers of value made in the previous year were expanded to include the following non-physician covered recipients: physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives.

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Additional requirements and regulations applicable to the distribution of pharmaceutical products, including extensive record-keeping, licensing, price reporting, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products. Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

Effective upon the closing of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We may not realize the benefits of any acquisitions, in-licenses or strategic alliances that we enter into.

In the future, we may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates, including artificial intelligence, machine learning and other technology-based platforms that may supplement our discovery efforts.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into acquisition or in-license agreements or strategic partnerships, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.

We may become exposed to costly and damaging product liability claims, either when testing our product candidates in the clinic or at the commercial stage, and our product liability insurance may not cover all damages from such claims.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	Decreased demand for our product candidates or products that we may develop;

•	Impairment of our business reputation;

•	Withdrawal of clinical trial participants;

•	Initiation of investigations by regulators;

•	Costs to defend the related litigation;

•	A diversion of management’s time and our resources;

•	Substantial monetary awards to trial participants or patients;

•	Product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	Loss of revenue;

•	Exhaustion of any available insurance and our capital resources;

•	The inability to commercialize any product candidate; and

•	A decline in our share price.

Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with corporate collaborators. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Patients with cancer and other diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our product candidates, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our sales efforts, delay our regulatory approval process in other countries, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. As the expense of insurance coverage is increasing, we may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Recent changes in tax law may adversely affect our business or financial condition. For example, in 2021, there have been numerous changes proposed to U.S. federal income tax law, including an increase to the U.S. corporate tax rate, international business operations reform and the imposition of a global minimum tax. Many countries, including the United States, and organizations such as the Organization for Economic Cooperation and Development are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to any recently enacted tax legislation, or proposed changes in law, and the potential tax consequences of investing in or holding our common stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) by 5-percent shareholders in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we may have experienced, and, upon closing of this offering, may experience, an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2020, we had U.S. federal and state net operating loss carryforwards of $61.1 million and $59.2 million, respectively, and U.S. federal research and development tax credit carryforwards of $1.9 million, which could be limited if we experience an “ownership change.” We also have net operating loss carryforwards and credits for state tax purposes, which may be impaired or otherwise subject to limitation. In addition, we will be unable to use our net operating loss carryforwards and credits if we do not attain profitability sufficient to offset our available net operating loss carryforwards and credits prior to their expiration.

Risks Related to Reliance on Third Parties

We rely and will rely on third parties to conduct our clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We depend and will depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners to conduct our preclinical studies and clinical trials under agreements with us. We expect to negotiate budgets and contracts with CROs, trial sites and CMOs, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCPs, which are regulations and guidelines enforced by the FDA or foreign health authorities for product candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or foreign health authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMP regulations and may require a significant number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us pursuant to our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or do so on commercially reasonable terms. Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines.

We rely and expect to continue to rely on third parties to manufacture our clinical product supplies, and we may rely on third parties for at least a portion of the manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product supplies or product candidates or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as a clinical-scale manufacturing and processing facility, and we rely on outside vendors to manufacture supplies and process our product candidates. For certain of our components or product candidates, we rely on single suppliers or manufacturers to supply or manufacture, but we plan to expand the number of suppliers and manufacturers as we advance our product candidates through clinical development. Our product candidates are not yet manufactured or processed on a commercial scale and we may remain unable to do so for any of our product candidates.

Although in the future we may develop our own manufacturing facilities, we may also continue to use third parties as part of our manufacturing processes and may, in any event, never be successful in developing our own manufacturing facilities. Our anticipated reliance on third-party manufacturers exposes us to the following risks:

•	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must inspect any manufacturers for current cGMP.

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Non-compliance of our third-party manufacturers with requirements of our marketing application(s). In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our product candidates.

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Third-party manufacturers may have little or no experience with our product candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our product candidates.

•	Third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any.

•	Third-party manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately.

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Third-party manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products, if any.

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Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing processes for our product candidates.

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Our third-party manufacturers could breach or terminate their agreements with us, and we may be required to pay fees upon suspension or termination of the agreement even if the manufacturers do not deliver adequate supply of the product candidates or their components.

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Raw materials and components used in the manufacturing processes, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to

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Our third-party manufacturers may have unacceptable or inconsistent product quality success rates and yields, and we have no direct control over their ability to maintain adequate quality control, quality assurance and qualified personnel.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied. Furthermore, our or a third party’s failure to execute on our manufacturing requirements, to do so on commercially reasonable terms or to comply with cGMP could adversely affect our business in a number of ways, including:

•	An inability to initiate or continue clinical trials of our product candidates under development;

•	Delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

•	Loss of the cooperation of future collaborators;

•	Subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	Requirements to cease development or to recall batches of our product candidates; and

•	In the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

If any CMO with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In such scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may in the future seek to establish collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We may in the future seek collaboration arrangements with other parties for the development or commercialization of our product candidates. The success of any collaboration arrangements may depend on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these arrangements. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with biopharmaceutical companies and other third parties often are terminated or are allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Any future collaborations we might enter into may pose a number of risks, including the following:

•	Collaborators may not perform their obligations as expected;

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Collaborators may not pursue development and commercialization of product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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Collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	Collaborators could fail to make timely regulatory submissions for a product candidate;

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Collaborators may not comply with all applicable regulatory requirements or may fail to report safety data in accordance with all applicable regulatory requirements, which could subject them or us to regulatory enforcement actions;

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Collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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Product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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A collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidate or product;

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Disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time consuming and expensive;

•

Collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation; and

•	Collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability.

In addition, if we establish one or more collaborations, all of the risks relating to product development, regulatory approval and commercialization described in this prospectus would also apply to the activities of any such future collaborators.

If any collaborations we might enter into in the future do not result in the successful development and commercialization of products or if one of our future collaborators subsequently terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such potential future collaboration. If we do not receive the funding we expect under the agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates and our platforms.

Additionally, if any future collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate development or commercialization of any product candidate licensed to it by us. If one of our future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for any collaboration will depend upon, among other things, our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our platforms and our business may be materially and adversely affected.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platforms and our product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our platforms, product candidates and research programs. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued that protect our product candidates or their intended uses or that effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, etc., although we are unaware of any such defects that we believe are of material import.

If we, or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Composition of matter patents for biological and pharmaceutical products such as proprietary binding domains and CAR-based product candidates often provide a strong form of intellectual property protection for these types of products without regard to any method of use. We cannot be certain that the claims in our pending patent applications covering composition of matter of our product candidates will be considered patentable by the U.S. Patent and Trademark Office (USPTO), or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts or administrative tribunals in the United States or foreign countries.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and in recent years has been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in post-grant review procedures, derivations, reexaminations, or inter partes review proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Any failure to obtain or maintain patent protection with respect to our product candidates could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent application process is subject to numerous risks and there can be no assurance that we will be successful in obtaining patents for which we have applied.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future development partners will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance;

•	Patent applications may not result in any patents being issued;

•	Patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, narrowed, found to be unenforceable or otherwise may not provide any competitive advantage;

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Our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our potential product candidates;

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There may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both in the United States and abroad for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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Countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and intellectual property and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

We have pending U.S. and foreign patent applications in our portfolio; however, we cannot predict:

•	If and when patents will issue based on our patent applications;

•	The scope of protection of any patent issuing based on our patent applications;

•	The degree and range of protection any issued patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	Whether any of our intellectual property will provide any competitive advantage;

•	Whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	Whether we will need to initiate or defend litigation or administrative proceedings to enforce and/or defend our patent rights, which may be costly whether we win or lose; or

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Whether the patent applications that we own or may in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts or administrative tribunals in the United States or foreign countries.

The strength of patents in the biotechnology and cell therapy fields involve complex legal and scientific questions and can be uncertain. The patent applications that we own or may in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Various post grant review proceedings, such as inter partes review and post grant review, are available for any interested third party to challenge the patentability of claims issued in patents to us. While these post grant review proceedings have been used less frequently to invalidate biotech patents, they have been successful regarding other technologies, and these relatively new procedures are still changing, and those changes might affect future results.

In addition to the protection afforded by patents, we seek to rely on trade secret protection, confidentiality agreements, and other agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•	Pending patent applications that we own or may license may not lead to issued patents;

•	Patents, should they issue, that we own or may license, may not provide us with any competitive advantages, or may be challenged and held invalid or unenforceable;

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Others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents that we own or may license, should any such patents issue;

•	Third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•	We (or any licensors) might not have been the first to make the inventions covered by a pending patent application that we own or may license;

•	We (or any licensors) might not have been the first to file patent applications covering a particular invention;

•	Others may independently develop similar or alternative technologies without infringing our intellectual property rights;

•	We may not be able to obtain necessary licenses on reasonable terms or at all;

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Third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•	We may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights, which will be costly whether we win or lose;

•	We may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

•	We may not develop or in-license additional proprietary technologies that are patentable; and

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business and results of operation.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, reexamination, and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the United States is not considered an act of infringement. If and when one of our product candidates is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we do not believe that any claims that could otherwise materially adversely affect commercialization of our product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in a litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications, which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing processes of our product candidates, constructs or molecules used in or formed during the manufacturing processes, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Post-grant proceedings, including interference proceedings, provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patents or those of any licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with any licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business. Failure by us or any licensor to maintain protection of our patent portfolio could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, a patent’s life can be increased based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or a licensing partner initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter parties review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and any licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or may license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

Although we are not currently aware of any claims challenging the inventorship of our patents or ownership of our intellectual property, we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We may receive confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. Although we try to ensure that our employees and consultants do not use intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, we could lose access or exclusive access to valuable intellectual property.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks.

Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we may propose to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Risks Related to Government Regulation

We may be unable to obtain regulatory approval for our product candidates. The denial or delay of any such approval would delay commercialization and have a material adverse effect on our potential to generate revenue, our business and our results of operations.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting, and export and import of drug products are subject to extensive regulation by the FDA, and by foreign health authorities in other countries. These regulations differ from country to country. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. To gain approval to market our product candidates, we must provide clinical data that adequately demonstrate the safety and efficacy of the product for the intended indication. We have not yet obtained regulatory approval to market any of our product candidates in the United States or any other country. Our business depends upon obtaining these regulatory approvals. The FDA can delay, limit or deny approval of our product candidates for many reasons, including:

•	Our inability to satisfactorily demonstrate that the product candidates have acceptable safety and efficacy profiles for the requested indication;

•	The FDA’s disagreement with our trial designs or the interpretation of data from preclinical studies or clinical trials;

•	The population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the full population for which we seek approval;

•	Our inability to demonstrate that clinical or other benefits of our product candidates outweigh any safety or other perceived risks;

•	The FDA’s determination that additional preclinical or clinical trials are required;

•	The FDA’s non-approval of the formulation, labeling or the specifications of our product candidates;

•	The FDA’s failure to accept the manufacturing processes, drug product characteristics or facilities of third-party manufacturers with which we contract; or

•	The potential for approval policies or regulations of the FDA to significantly change in a manner rendering our clinical data insufficient for approval.

Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA may grant approval contingent on the performance of costly additional post-approval clinical trials. The FDA may also approve our product candidates for a more limited indication or a narrower patient population than we originally requested, and the FDA may not approve the labeling that we believe is necessary or desirable for the successful commercialization of our product candidates. If FDA requires us to narrow our indications to smaller patient subsets, our market opportunities for our product candidates, if approved, and our ability to generate revenues may be materially limited. To the extent we seek regulatory approval in foreign countries, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions.

Any delay in obtaining, or inability to obtain, applicable regulatory approval for any of our product candidates would delay or prevent commercialization of our product candidates and would materially adversely impact our business, results of operations and prospects.

The FDA regulatory approval process is lengthy, time-consuming and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval of our product candidates or be unable to generate product revenue.

We have not previously submitted a BLA to the FDA or similar marketing applications to foreign health authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety, purity and efficacy for each desired indication. The BLA must also include significant information regarding the manufacturing controls for the product. The novel nature of our product candidates may introduce uncertain, complex, expensive and lengthy challenges that could impact regulatory approval. Even if we eventually complete clinical testing and receive approval of any regulatory filing for our product candidates, the FDA or foreign health authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested.

We may also experience delays in completing planned clinical trials for a variety of reasons, including delays related to:

•	The availability of financial resources to commence and complete the planned trials;

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Reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	Obtaining approval at each clinical trial site by an IRB or ethics committee;

•	Recruiting suitable patients to participate in a trial;

•	Enrolling and retaining sufficient number of patients to complete a trial, including post-treatment follow-ups;

•	Clinical trial sites deviating from trial protocol or dropping out of a trial;

•	Adding new clinical trial sites; or

•	Manufacturing sufficient quantities of qualified materials under cGMPs and applying them on a subject by subject basis for use in clinical trials.

We could also experience delays in physicians enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments or other clinical trials. Furthermore, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or by the FDA or foreign health authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign health authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

Securing regulatory approval also requires the submission of information about the manufacturing processes and inspection of manufacturing facilities by the relevant regulatory authority. The FDA or foreign health authorities may fail to approve our manufacturing processes or facilities, whether run by us or our CMOs. In addition, if we make manufacturing changes to our product candidates in the future, we may need to conduct additional preclinical and/or clinical studies to bridge our modified product candidates to earlier versions.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	The FDA or foreign health authorities may disagree with the design, implementation or data analyses of our clinical trials;

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The FDA or foreign health authorities may determine that our product candidate(s) do not have adequate risk-benefit ratio or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

•	The population studied in the clinical program may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

•	The FDA or foreign health authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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The data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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The FDA or foreign health authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	The approval policies or regulations of the FDA or foreign health authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We have or may pursue Fast Track, orphan drug, and/or RMAT designations from the FDA for one or more of our product candidates. Even if one or more of our product candidates receive Fast Track, orphan drug, and/or RMAT designations, we may be unable to obtain and maintain the benefits associated with such designations. These designations may not lead to a faster development or regulatory review or approval process, and will not increase the likelihood that such product candidates will receive marketing approval.

To date, CART-ddBCMA has been granted Fast Track, orphan drug, and Regenerative Medicine Advanced Therapy (RMAT) designations by the FDA. In the future, we may pursue one or more similar designations for other product candidates.

Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions with an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. However, if we do not continue to meet the criteria of the Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures. Fast track designation also does not guarantee our product candidate will be approved in a timely manner, if at all.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, the prevalence of the condition must not be more than 5 in 10,000. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication, for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was designated. Even if we or our collaborators obtain orphan designation to a product candidate, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. The scope of exclusivity is limited to the scope of any approved indication, even if the scope of the orphan designation is broader than the approved indication. Additionally, exclusive marketing rights may be limited if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if a product obtains orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a product with the same active moiety for the same condition if the FDA concludes that the later product is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if we or our collaborators are unable to manufacture sufficient supply of the product. If we or our collaborators do not receive or maintain orphan drug designation to product candidates for which we seek such designation, it could limit our ability to realize revenues from such product candidates.

A company may request RMAT designation of its product candidate, which designation may be granted if the product meets the following criteria: (1) it is a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and potential eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites post-approval, if appropriate. RMAT-designated products that receive accelerated approval may, as appropriate, fulfill their post-approval requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence (such as electronic health records); through the collection of larger confirmatory data sets; or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy. RMAT designation does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the RMAT designation. Additionally, RMAT designation can be revoked if the criteria for eligibility cease to be met as clinical data emerges.

We may pursue Breakthrough Therapy designation for one or more of our product candidates in the future. Even if granted by the FDA, such designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive marketing approval.

A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Although Breakthrough Designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. We may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. For example, the time required to identify and resolve issues relating to manufacturing and controls, the acquisition of a sufficient supply of our product for clinical trial purposes or the need to conduct additional nonclinical or clinical studies may delay approval by the FDA, even if the product qualifies for breakthrough designation or access to any other expedited program. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for such product candidate.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the

FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain regulatory approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety of the product candidate. The FDA may also require REMS as a condition of approving our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign health authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	Restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	Fines, warning letters or holds on clinical trials;

•	Refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	Withdrawal of the drug from the market or voluntary or mandatory product recalls;

•	Adverse publicity, fines, warning letters or holds on clinical trials;

•	Product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

The FDA strictly regulates manufacturers’ promotional claims of drug products. In particular, a drug product may not be promoted by manufacturers for uses that are not approved by the FDA, as reflected in the FDA-approved labeling, although healthcare professionals are permitted to use drug products for off-label uses. The FDA, the Department of Justice, the Inspector General of the Department of Health and Human Services, among other government agencies, actively enforce the laws and regulations prohibiting manufacturers’ promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including large civil and criminal fines, penalties, and enforcement actions. The FDA has also imposed consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed for companies that engaged in such prohibited activities. If we cannot successfully manage the promotion of our approved product candidates, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Failure to obtain regulatory approval in foreign jurisdictions would prevent our product candidates from being marketed abroad.

In addition to regulations in the United States, to market and sell our products in the European Union, many Asian countries and other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements, both from a clinical and manufacturing perspective. Approval by the FDA does not ensure approval by regulatory or payor authorities in other countries or jurisdictions, and approval by one regulatory or payor authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. A product candidate that has been approved for sale in a particular country may not receive reimbursement approval in that country. We may not be able to obtain approvals from regulatory authorities or payor authorities outside the United States on a timely basis, if at all.

We may also submit marketing applications in other countries, such as countries in Europe or Asia. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any jurisdiction. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we are unable to obtain approval of any of our product candidates by regulatory or payor authorities in the European Union, Asia or elsewhere, or if we fail to comply with the regulatory requirements in foreign jurisdictions, the commercial prospects of that product candidate may be significantly diminished, and our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any product outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or fail to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, and may adversely affect our business model.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare, including proposals aimed at lowering prescription drug prices and increasing competition for prescription drugs, as well as additional regulation on pharmaceutical transparency and reporting requirements, any of which could negatively impact our future profitability and increase our compliance burden. We cannot predict the initiatives that may be adopted in the future, including future challenges or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	The demand for our product candidates, if we obtain regulatory approval;

•	Our ability to set a price that we believe is fair for our products;

•	Our ability to obtain coverage and reimbursement approval for a product;

•	Our ability to generate revenue and achieve or maintain profitability;

•	The level of taxes that we are required to pay; and

•	The availability of capital.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Risks Related to Commercialization of Our Product Candidates

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, existing cell therapies are currently offered only in tertiary academic hospitals that have intensive care units that can support the safety and toxicity issues associated with cell therapies. If we are unable to demonstrate sufficient safety to permit a broader use of our product candidates, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	The clinical indications for which our product candidates are approved;

•	The willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	Physicians, hospitals, cancer treatment centers and patients considering our product candidates as a safe, pure and effective treatment;

•	The potential and perceived advantages of our product candidates over alternative treatments;

•	Our ability to demonstrate the advantages of our product candidates over other conventional CAR-T therapies;

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The perceived prevalence and severity of any side effects for our product candidates compared to the prevalence and severity of any side effects for conventional CAR-T products and other cell therapies;

•	Product labeling, limitations, warnings or product insert requirements of the FDA or foreign health authorities;

•	The timing of market introduction of our product candidates as well as competitive products;

•	The cost of treatment in relation to alternative treatments;

•	The availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

•	The willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•	Relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	The effectiveness of our sales and marketing efforts.

If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

We may face difficulties from changes to current regulations and future legislation. Current and future legislation may increase the difficulty and cost for us to commercialize our drugs, if approved, and affect the prices we may obtain, including changes in coverage and reimbursement policies in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability. In both domestic and foreign markets, successful sales of our product candidates, if approved, will depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent novel approaches to the treatment of cancer and autoimmune diseases, we cannot accurately estimate the potential revenue from our product candidates.

Patients who receive medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is:

•	A covered benefit under its health plan;

•	Medically necessary and has acceptable risk-benefit ratio;

•	Appropriate for the specific patient;

•	Cost-effective; and

•	Neither experimental nor investigational.

Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Due to the high costs associated with cell therapies, patients are unlikely to use our product candidates unless coverage is provided or reimbursement is adequate to cover a significant portion of the cost of our product candidates.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

The ACA made extensive changes to the delivery of health care in the United States. We expect that the rebates, discounts, taxes and other costs resulting from the ACA over time will have a negative effect on our expenses and profitability in the future. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. For example, the ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by increasing the minimum basic Medicaid rebate on most branded prescription drugs. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program.

Since the enactment of the ACA, there have been judicial and Congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how this Supreme Court decision, future litigation, or healthcare measures promulgated by the Biden administration will impact our business, financial condition and results of operations. Complying with any new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in material adverse effect on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022, followed by a 1% payment adjustment from April 1, 2022 to June 30, 2022, and a 2% payment adjustment beginning July 1, 2022, unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the ATRA), which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Legislators, regulators and third-party payers may continue to put forth proposals to reduce costs while expanding individual healthcare benefits, including proposals that impose additional limitations on the rates we will be able to charge for our product candidates, if approved, or the amount of reimbursement available for such approved products from governmental agencies or third-party payers. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition. We cannot predict what other health care programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may have on our business.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in 2020, HHS and CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements, and manufacturer price reporting under Medicare Part B. Multiple lawsuits have been brought against HHS challenging various aspects of the rules. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the prior administration. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Further, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. In response to this executive order, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. In addition, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases. The impact of these regulations and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is currently unknown. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.

At the state level, individual states are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. These measures could reduce the demand for our products, if approved, or impose additional pricing pressures on how much we can charge for our products if approved.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-approval testing and other requirements.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or in other jurisdictions. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

We currently have no marketing and sales organization and have limited experience in marketing cell therapy products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have limited experience in marketing cell therapy products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We may have little or no control over the marketing and sales efforts of third parties conducting such activities on our behalf and our revenue from product sales may be lower than if we had commercialized our product candidates in-house. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop adequate in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or abroad.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

We may be subject to or affected by data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including federal and state health information privacy laws, state data breach notification laws, and federal and state consumer protection laws, such as Section 5 of the Federal Trade Commission Act, govern the collection, use, disclosure and protection of health information and other personal information could apply to our operations. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under HIPAA, as amended by HITECH, and its implementing rules and regulations. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

In addition, the California Consumer Privacy Act (CCPA) took effect in January 2020 and became enforceable in July 2020. The CCPA created new individual privacy rights for California consumers (as the word is broadly defined in the law) and placed increased privacy and security obligations on many organizations that handle personal information of consumers or households. The CCPA requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers a new right to opt-out of certain sales or transfers of personal information, and provides consumers with a new cause of action for certain data breaches. Additionally, California voters voted to approve the California Privacy Rights Act (CPRA) in November 2020, which modifies the CCPA significantly, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CCPA and CPRA may impact our business activities and increase our compliance costs and potential liability. Many similar privacy laws have been proposed at the federal level and in other states.

Compliance with data protection laws and regulations could require us to take on more onerous obligations in our contracts, increase our costs of legal compliance, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with data protection laws and regulations could result in government investigations and/or enforcement actions (which could include civil, criminal, and administrative penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

A variety of risks associated with seeking regulatory approval for and marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

•	Differing regulatory requirements in foreign countries, including constraints on manufacturing;

•	Additional trials in foreign countries;

•	Requirement to secure and validate region-specific manufacturing and clinical and commercial supply;

•	Unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	Economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	Compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	Foreign taxes, including withholding of payroll taxes;

•	Foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	Difficulties staffing and managing foreign operations;

•	Workforce uncertainty in countries where labor unrest is more common than in the United States;

•	Potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•

Challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	Production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	Business interruptions resulting from geo-political actions, including war, global pandemics and terrorism.

These and other risks associated with our international operations, including relating to data privacy and security, may materially adversely affect our ability to attain or maintain profitable operations.

The European Union system for authorization of medicinal products for human use offers several routes: the centralized procedure, the decentralized procedure, and the mutual recognition procedure, as well as domestic national routes. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union Member States as well as the European Economic Area (EEA) countries of Iceland, Liechtenstein and Norway. The centralized procedure is mandatory for certain categories of investigational products, including human products containing a new active substance indicated for the treatment of certain diseases, including cancer, AIDS, diabetes and neurodegenerative illness; orphan medicinal products; and medicinal products manufactured using biotechnological processes. Applications for marketing authorization for such medicines must be submitted to the European Medicines Agency (EMA), in which the Committee for Medicinal Products for Human Use (CHMP) is generally responsible for conducting the initial assessment of a product.

The decentralized and mutual recognition procedures are applicable to the majority of conventional medicinal products and are both based on the principle of recognition of a marketing authorization by one or more Member States. Any national marketing authorization granted by a European Union Member State’s national authority can be used to support an application for its mutual recognition by other Member States. Marketing authorization applications can also be submitted directly to the Member State’s national competent authority under the national route (if the centralized route is not compulsory). Following Brexit, there are now multiple routes to obtain a marketing authorization in the United Kingdom, Great Britain or Northern Ireland, including national routes and international routes. The application procedure will depend on the relevant procedure chosen. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business. Further, even after obtaining market authorization, differences in GMP, pharmacovigilance, and other regulatory requirements in different jurisdictions can increase our compliance costs and exposure to potential liability.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels and the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission (SEC) and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as recent furloughs or government shutdowns, may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Separately, in response to the COVID-19 pandemic, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. As of May 26, 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions, the FDA is unable to complete such required inspections during the review period. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.

Regulatory authorities outside the United States may also impose similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our business activities may be subject to the Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations, all of which can subject us to criminal liability and other serious consequences for violations.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (the FCPA), and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. These laws generally prohibit companies and their employees and third party business partners, representatives and agents from engaging in corruption and bribery, including offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with government officials, including potentially officials of non-U.S. governments.

Additionally, in many countries, healthcare providers are employed by the government, and the purchasers of biopharmaceuticals are government entities. As a result, our dealings with these providers and purchasers are subject to regulation and such healthcare providers and employees of such purchasers may be considered “foreign officials” as defined in the FCPA. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. In addition to our own employees, we may in the future leverage third parties to conduct our business abroad, such as obtaining government licenses and approvals. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies, state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, our third-party business partners, representatives and agents, even if we do not explicitly authorize such activities. There is no certainty that our employees or the employees of our third-party business partners, representatives and agents will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, debarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, financial condition and stock price.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our business. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges.

Risks Related to this Offering and Ownership of our Common Stock

We do not know whether an active, liquid, and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering, there was no public trading market for shares of our common stock. Although we have applied to list our common stock on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may bear no relationship to the price at which our common stock will trade after this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price, at the time you wish to sell them or at a price that you consider reasonable, or at all. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of our common stock as consideration.

The price of shares of our common stock may be volatile and may be adversely impacted by future events, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, many of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	Our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

•	The commencement, enrollment, or results of the clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	Results from ongoing clinical trials and future clinical trials of our competitors;

•

Any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	Our failure to achieve product development goals in the timeframes we announce;

•	Adverse results or delays in clinical trials;

•	Adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

•	Changes in laws or regulations applicable to our product candidates, including, but not limited to, clinical trial requirements for approvals;

•	Adverse developments concerning our manufacturers;

•	Our inability to obtain adequate supply for any product candidate, or any component thereof, or approved product or inability to do so at acceptable prices;

•	Our inability to establish collaborations if needed;

•	Our failure to commercialize our product candidates;

•	Unanticipated serious safety concerns related to the use of our product candidates;

•	Introduction of new products or other therapies offered by us or our competitors;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

•	Additions or departures of key scientific or management personnel;

•	Our ability to effectively manage our growth;

•	The size and growth of our initial cancer target markets;

•	Our ability to successfully treat additional types of cancers or at different stages;

•	Actual or anticipated variations in quarterly operating results;

•	Our cash position;

•	Our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	Publication of research reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	Changes in the market valuations of similar companies;

•	Our operating performance and the performance of other similar companies;

•	Overall performance of the equity markets;

•	The expiration of market stand-off or contractual lock-up agreements;

•	Sales of our common stock by us or our stockholders in the future;

•	Trading volume of our common stock;

•	Changes in accounting practices;

•	Ineffectiveness of our internal controls;

•	Disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	Significant lawsuits, including patent or stockholder litigation;

•	General political and economic conditions, including the impact of the COVID-19 global pandemic; and

•	Other events or factors, many of which are beyond our control.

In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no, or very few, securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, and 5% stockholders beneficially owned approximately 60.7% of our voting stock as of September 30, 2021, and, assuming the sale by us of              shares of common stock in this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, that same group will hold

approximately             % of our outstanding voting stock immediately after this offering (assuming no exercise of the underwriters’ option to purchase additional shares and excluding any purchases of shares in this offering or our reserved share program by any in this group). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interests as one of our stockholders. Further, the significant concentration of stock ownership may adversely affect the market price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price will be substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, based on the assumed initial public offering price of $             per share of our common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. Further, investors purchasing common stock in this offering will contribute approximately             % of the total amount invested by stockholders since our inception, but will own only approximately             % of the total number of shares of our common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. To the extent that outstanding stock options are exercised, we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock in each case at per share prices below the price to the public in this offering, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (JOBS Act) enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which requires, among other things, that the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance, or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and resources to new compliance initiatives.

As a public company, and particularly after we are no longer an emerging growth company or a smaller reporting company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), which will require, among other things, that we file with the SEC annual, quarterly, and current reports with respect to our business and financial condition. Compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. We cannot assure you that we will satisfy our obligations as a public company on a timely basis.

In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the Nasdaq Stock Market (Nasdaq) to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and regulations implemented by the SEC and Nasdaq may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods pertaining to this offering end. Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on the number of shares of common stock outstanding as of September 30, 2021, upon the closing of this offering, we will have outstanding a total of              shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless purchased by our affiliates. The underwriters, however, may, in their discretion, permit our officers, directors, and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. In addition, upon completion of this offering, approximately              shares of common stock that are either subject to outstanding equity awards or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up and stand-off agreements described above and applicable securities laws. We plan to register under the Securities Act of 1933, as amended (the Securities Act), all              shares of our common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up and stand-off agreements described above.

After this offering, the holders of up to 136,422,468 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, which include conducting clinical trials, pursuing commercialization efforts, expanding research and development activities, and operating as a public company. To raise capital, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common stock, including shares of common stock sold in this offering. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our drug candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Pursuant to the 2022 Plan, which will become effective upon the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, our board of directors or its duly authorized committee is authorized to grant equity awards to our employees, directors, and consultants.

Initially, the aggregate number of shares of our common stock that may be issued pursuant to equity awards under the 2022 Plan will be              shares, plus shares subject to awards granted under our 2017 Plan that, after the date of stockholder approval of the 2022 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2022 Plan pursuant to awards under the 2017 Plan is              shares). The number of shares of our common stock reserved for issuance under the 2022 Plan shall be cumulatively increased on the first day of each fiscal year, beginning with our 2023 fiscal year and ending on the ten year anniversary of the date our board of directors approves the 2022 Plan equal to the least of              shares,             % of the total number of shares of our common stock outstanding as of the last day of the immediately preceding fiscal year, or a lesser number of shares determined by the administrator of the 2022 Plan. Unless the administrator of the 2022 Plan elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Further, we expect to adopt our 2022 ESPP, which will become effective upon the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, and pursuant to which our employees may receive the right to purchase shares of our common stock.

Initially, the aggregate number of shares of our common stock available for sale under our 2022 ESPP will be              shares. The number of shares of our common stock available for sale under our 2022 ESPP shall be cumulatively increased on the first day of each fiscal year, beginning with the fiscal year following the fiscal year in which the first enrollment date (if any) occurs under the 2022 ESPP and ending on the twenty year anniversary of the date our board of directors approves the 2022 ESPP equal to the least of              shares,            % of the total number of shares of our common stock outstanding as of the last day of the immediately preceding fiscal year, or a lesser number of shares determined by the administrator of the 2022 ESPP. Unless the administrator of the 2022 ESPP elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our consolidated financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively or in ways that increase the value of our share price.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase or maintain the value of your investment. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to fund the development of our product candidates CART-ddBCMA, ACLX-001 and ACLX-002 and for other research and development activities, working capital and other general corporate purposes. However, we cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering and our existing cash, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, the product approval process with the FDA, and the scope of our commercialization efforts, as well as any strategic collaborations that we may enter into with third parties for our product candidates, any unforeseen cash needs, and our investments and acquisitions. The failure by our management to apply these funds effectively could harm our business, result in financial losses that could cause the price of our common stock to decline and delay the development of our product candidates.

Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock, so any returns will be limited to the capital appreciation of our stock.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

Certain provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the closing of this offering, will contain provisions that could discourage, delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•

A board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

The exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, disqualification or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	A prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at an annual or special meeting of our stockholders;

•

A requirement that special meetings of stockholders be called only by the chairperson of our board of directors, our Chief Executive Officer, our President, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

Advance notice requirements for stockholder proposals and nominations for election to our board of directors, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us;

•

A requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than a majority of the shares present in person or by proxy at the meeting and entitled to vote, which could delay the ability of stockholders to change the membership of our board of directors;

•

A requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt; and

•

The authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval, which preferred stock may include rights superior to the rights of the holders of common stock and could be used to significantly dilute the ownership of a hostile acquirer.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline and limit opportunities for you to realize value in a corporate transaction.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

•	Any derivative action or proceeding brought on our behalf;

•	Any action asserting a claim of breach of fiduciary duty;

•	Any action asserting a claim against us arising under the Delaware General Corporation Law (DGCL), our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	Any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. For the avoidance of doubt, this provision shall not apply to any claim brought to enforce a duty or liability created by the Exchange Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results, or financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, plans for our product candidates, planned preclinical studies and clinical trials, results of clinical trials, future research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	The impact of the ongoing COVID-19 pandemic or other related disruptions on our business;

•	The ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other favorable results;

•	Our plans relating to the clinical development of our product candidates, including the disease areas to be evaluated;

•	The timing and focus of our clinical trials, and the reporting of data from those trials;

•	Our ability to take advantage of expedited regulatory pathways for our product candidates;

•	Our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

•	The expected benefits of potential strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;

•	The size of the market opportunity for our product candidates and our ability to maximize those opportunities;

•	The success of competing therapies that are or may become available;

•	Our estimates of the number of patients who suffer from the diseases we are targeting and the number of participants that will enroll in our clinical trials;

•	The beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

•	The timing or likelihood of regulatory filings and approvals, including our expectation to seek special designations, such as orphan drug designation, for our product candidates for various diseases;

•	Our ability to obtain and maintain regulatory approval of our product candidates;

•	Our ability to adequately secure our information technology systems and the regulated data stored therein, as required by law;

•	The pricing and reimbursement of our product candidates, if approved;

•	Our plans relating to the further development and manufacturing of our product candidates, including for additional indications that we may pursue;

•	Existing regulations and regulatory developments in the United States and other jurisdictions;

•	Our plans and ability to obtain or protect intellectual property rights, including extensions of existing patent terms where available;

•	Our reliance on third parties to conduct clinical trials of our product candidates and manufacture of our product candidates for preclinical studies and clinical trials;

•	The need to hire additional personnel and our ability to attract and retain such personnel;

•	The accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	Our financial performance;

•	The sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;

•	Our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	Our anticipated use of our existing resources and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the potential markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $            million, or approximately $            million if the underwriters exercise their option to purchase additional shares in full, based upon the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently anticipate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

Approximately $             million to fund the development of CART-ddBCMA, our first product candidate based on our ddCAR platform, as a treatment for r/r MM through iMMagine, our planned Phase 2 pivotal clinical trial;

•

Approximately $             million to fund the development of product candidates under our ARC-SparX platform, including our planned Phase 1 clinical trials of ACLX-001 as a treatment for r/r MM and ACLX-002 as a treatment for r/r AML and high risk MDS; and

•	The remaining proceeds, if any, for other research and development opportunities, developing our manufacturing capacity, working capital and general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes.

Although we believe that our available cash and cash equivalents, will be sufficient to fund our planned operations for at least twelve months following the date of this offering without the proceeds from this offering, this belief is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, any funding we may obtain through future collaborations, if any, and any unforeseen cash needs.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, marketable securities and capitalization as of September 30, 2021, as follows:

•	On an actual basis;

•

On a pro forma basis to reflect the conversion of all outstanding shares of our redeemable convertible preferred stock as of September 30, 2021 into an aggregate of 136,422,468 shares of common stock upon the closing of this offering and the filing and effectiveness of our amended and restated certificate of incorporation; and

•

On a pro forma as adjusted basis to further reflect our issuance and sale of             shares of common stock in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(in thousands, except per share data)
	(unaudited)
Cash, cash equivalents and marketable securities	$131,182	$131,182	$

Redeemable convertible preferred stock, $0.001 par value per share; 136,422,468 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	$233,379	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 185,000,000 shares authorized, 2,796,012 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma (unaudited); shares authorized, shares issued and outstanding, pro forma as adjusted	3	139
Additional paid-in capital	5,648	238,891
Accumulated other comprehensive loss	(5)	(5)
Accumulated deficit	(109,441)	(109,441)

Total stockholders’ (deficit) equity	(103,795)	129,584

Total capitalization	$129,584	$129,854	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on the 139,218,480 shares of our common stock outstanding as of September 30, 2021 (including an aggregate of 136,422,468 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of September 30, 2021), and excludes the following:

•

28,795,570 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2021, at a weighted-average exercise price of $0.95 per share;

•	An award of restricted stock units covering 5,244,329 shares of our common stock;

•

2,742,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after September 30, 2021, at a weighted-average exercise price of $1.19 per share;

•

6,796,903 shares of common stock reserved for future issuance under our 2017 Plan, as of September 30, 2021, provided that we will cease granting awards under our 2017 Plan upon the effectiveness of our 2022 Plan;

•

            shares of common stock reserved for future issuance under our 2022 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

            shares of common stock reserved for issuance under our 2022 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Each of our 2022 Plan and our 2022 ESPP provides for annual automatic increases in the number of shares reserved thereunder, and our 2022 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2017 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of September 30, 2021 was approximately $(105.6) million, or $(37.79) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets, adjusted to remove capitalized deferred offering costs we expect to recognize as an offset to the proceeds from this offering, less our total liabilities and redeemable convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of September 30, 2021.

Our pro forma net tangible book value (deficit) as of September 30, 2021 was approximately $127.7 million, or $0.92 per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total historical net tangible book value (deficit) as of September 30, 2021, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 136,422,468 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2021, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 136,422,468 shares of our common stock upon the closing of this offering.

After giving further effect to our sale of            shares of common stock in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been approximately $             million, or $            per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $            to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $            to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2021	$(37.79)
Pro forma increase in net tangible book value (deficit) per share as of September 30, 2021	38.71

Pro forma net tangible book value (deficit) per share as of September 30, 2021	0.92
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $            per share and the dilution to new investors purchasing common stock in this offering by $            per share, assuming

the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by $            and decrease the dilution per share to new investors participating in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $            and increase the dilution per share to new investors participating in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase             additional shares of common stock in this offering in full at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $             per share.

The following table summarizes, on a pro forma as adjusted basis, as of September 30, 2021, the number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid, or to be paid and the weighted-average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering	139,218,480		%	$		%	$
Investors participating in this offering

Total		100%		$	100%

The table above assumes no exercise of the underwriters’ option to purchase             additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to approximately    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to approximately    % of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by approximately $            million, assuming no change in the assumed initial public offering price.

The number of shares of our common stock to be outstanding after this offering is based on the 139,218,480 shares of our common stock outstanding as of September 30, 2021 (including an aggregate of 136,422,468 shares of common stock issuable upon conversion of our outstanding redeemable convertible preferred stock as of September 30, 2021), and excludes the following:

•

28,795,570 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 30, 2021, at a weighted-average exercise price of $0.95 per share;

•	An award of restricted stock units covering 5,244,329 shares of our common stock;

•

2,742,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after September 30, 2021, at a weighted-average exercise price of $1.19 per share;

•

6,796,903 shares of common stock reserved for future issuance under our 2017 Plan, as of September 30, 2021, provided that we will cease granting awards under our 2017 Plan upon the effectiveness of our 2022 Plan;

•

            shares of common stock reserved for future issuance under our 2022 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

            shares of common stock reserved for issuance under our 2022 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Each of our 2022 Plan and our 2022 ESPP provides for annual automatic increases in the number of shares reserved thereunder, and our 2022 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2017 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, in each case at per share prices below the price to the public in this offering, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For convenience of presentation, some of the numbers have been rounded in the text below. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a clinical-stage biotechnology company reimagining cell therapy through the development of innovative immunotherapies for patients with cancer and other incurable diseases. We believe cell therapies are one of the forward pillars of medicine and our mission is to advance humanity by engineering cell therapies that are safer, more effective and more broadly accessible. Though cell therapies have shown benefits to date, cell therapies have historically been constrained to existing biologic structures, which has limited their impact and opportunity. Our novel synthetic binding scaffold, the D-Domain, was engineered to overcome the limitations of traditional Chimeric Antigen Receptor T-cells (CAR-Ts). Existing cell therapy solutions, most of which use a biologic-based, single chain variable fragment (scFv) binding domain, tend to be beneficial to a limited segment of patients, often result in high toxicity, and have narrow applicability in treatable indications. We believe we can overcome these limitations by engineering a new class of D-Domain powered autologous and allogeneic CAR-Ts, including classical single infusion CAR-Ts called ddCARs and dosable and controllable universal CAR-Ts called ARC-SparX, to address hematologic cancers, solid tumors, or indications outside of oncology such as autoimmune diseases. We recently announced positive preliminary results from our ongoing Phase 1 clinical trial of CART-ddBCMA, our lead ddCAR product candidate, for treatment of relapsed or refractory (r/r) Multiple Myeloma (MM), that demonstrate that D-Domains can potentially provide meaningful clinical benefits. We plan to initiate additional trials with CART-ddBCMA including iMMagine, our Phase 2 pivotal trial in r/r MM, in late 2022, as well as expansion studies to earlier lines of therapy. We are also advancing our novel ARC-SparX programs, ACLX-001 in r/r MM and ACLX-002 and ACLX-003 in r/r acute myeloid leukemia (AML) and high risk myelodysplastic syndrome (MDS). We plan to initiate Phase 1 clinical trials for ACLX-001 and ACLX-002 in 2022 and a Phase 1 clinical trial for ACLX-003 in 2024. We are also exploring indications in solid tumors, as well as integrating AI-powered discovery and computational tools to expand the applicability of our platforms.

Since our formation, we have devoted substantially all our resources to discovering and developing our product candidates. We have incurred significant operating losses to date. Our net losses were $18.0 million and $32.1 million for the years ended December 31, 2019 and 2020, respectively, and $23.0 million and $44.3 million for the nine months ended September 30, 2020 and 2021, respectively.

As of September 30, 2021, we had an accumulated deficit of $109.4 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, and our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities. We expect our operating expenses and capital requirements will increase substantially in connection with our ongoing activities, as we:

•

Expand the clinical program for CART-ddBCMA to include expanded enrollment of the Phase 1 clinical trial, the initiation of the planned Phase 2 pivotal trial and subsequent clinical trials focused on earlier lines of therapy;

•	Grow our supply and contract manufacturing infrastructure to support the continued development of CART-ddBCMA;

•	Initiate clinical trials to evaluate our lead ARC-SparX product candidates, ACLX-001, ACLX-002 and ACLX-003;

•	Expand our pipeline of product candidates, including through our own product discovery and development efforts or through acquisition or in-licensing;

•	Continue to develop our proprietary platforms to extend their use;

•	Attract, hire and retain additional clinical, scientific, manufacturing, management and administrative personnel;

•

Add operational, financial, and management information systems and personnel, including personnel to support our product development, as well as to support our transition to a public reporting company;

•	Require increased manufacturing capabilities with third parties for our preclinical studies and clinical trials;

•	Determine and execute our long-term manufacturing strategy;

•	Pursue regulatory approval of product candidates that successfully complete clinical trials;

•	Establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;

•	Obtain, maintain, expand and protect our intellectual property portfolio, and

•	Incur costs associated with being a public company, including legal, accounting and auditing, investor relations, and compliance.

As a result, we will require substantial additional funding to develop our product candidates and our platforms and to support our continuing operations. Our ability to generate product revenue will depend on the successful development, regulatory approval, and eventual commercialization of one or more of our product candidates. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, and could force us to delay, reduce or eliminate our product development or future commercialization efforts. We may also be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our development efforts. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

To date, we have not had any products approved for sale and have not generated any revenue from product sales and we have accumulated significant losses. Since our formation in December 2014 through September 30, 2021, we have funded our operations primarily with an aggregate of $234.8 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. As of September 30, 2021, we had cash and cash equivalents and marketable securities of $131.2 million. Based on our expected operating cash requirements and capital expenditures, we believe our current cash and cash equivalents and marketable securities together with the proceeds from this offering are adequate to fund operations for at least twelve months from the date of this offering.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continues to present substantial public health and economic challenges around the world, and to date has led to the implementation of various responses, including government-imposed quarantines, stay-at-home orders, travel restrictions, mandated business closures and other public health safety measures.

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it has and will continue to impact our operations and the operations of our suppliers, vendors and business partners, and may take further precautionary and preemptive actions as may be required by federal, state or local authorities. In addition, we have taken steps to minimize the current environment’s impact on our business and strategy, including devising contingency plans and securing additional resources from third party service providers. For the safety of our employees and families, we have introduced enhanced safety measures in our facilities.

Beyond the impact on our pipeline, the extent to which COVID-19 ultimately impacts our business, results of operations and financial condition will depend on future developments, which remain highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the emergence of new variants, new information that may emerge concerning the severity of COVID-19 or the effectiveness of actions taken to contain COVID-19 or treat its impact, including vaccination campaigns, among others. If we or any of the third parties with whom we engage, however, were to experience any additional shutdowns or other prolonged business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially or negatively affected, which could have a material adverse impact on our business, financial condition and results of operations. Although to date, our business has not been materially impacted by COVID-19, it is possible that our clinical development timelines could be negatively affected by COVID-19, which could materially and adversely affect our business, financial condition and results of operations. See “Risk Factors” for additional discussion of the potential adverse impact of the COVID-19 pandemic on our business, financial condition and results of operations.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales and do not expect to do so in the near future. In the future, we may generate, revenue from payments received under collaboration agreements, which could include payments of upfront fees, license fees, milestone-based payments, and reimbursements for research and development efforts. However, there can be no assurance as to when we will generate such revenue, if at all.

Operating Expenses

Research and Development Expenses

Research and development expenses account for a significant portion of our operating expenses and consist primarily of external and internal costs incurred in connection with our CART-ddBCMA program, the development of our ARC-SparX product candidates and the ongoing discovery and development efforts for additional product candidates.

External expenses include:

•	Payments to third parties in connection with the clinical development of our product candidates, including CROs and consultants;

•	The cost of manufacturing products for use in our preclinical studies and clinical trials, including payments to CMOs and consultants;

•

Payments to third parties in connection with the preclinical development of our product candidates, including outsourced professional scientific development services, consulting research fees and for sponsored research arrangements with third parties;

•	Laboratory supplies used in the preclinical development of our product candidates; and

•	Allocated facilities, depreciation, and other expenses, which include direct or allocated expenses for IT, rent and maintenance of facilities.

Internal expenses include employee-related costs, including salaries, related benefits and share-based compensation expense for employees engaged in research and development functions.

We expense research and development costs in the periods in which they are incurred. We track external costs on a program-by-program basis beginning with lead candidate selection. External costs that are not allocated to a program are classified as preclinical and discovery costs. We do not track internal costs by program because these costs are deployed across multiple programs, and as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially in the foreseeable future as we advance CART-ddBCMA into a Phase 2 pivotal trial; initiate clinical trials for our ARC-SparX product candidates, including ACLX-001 and ACLX-002; continue to discover and develop additional product candidates to expand our pipeline; maintain, expand, protect and enforce our intellectual property portfolio; and hire additional personnel.

The successful development of our product candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. To the extent our product candidates continue to advance into clinical trials, as well as advance into larger and later-stage clinical trials, our expenses will increase substantially and may become more variable. We are also unable to predict when, if ever, we will generate revenue from our product candidates to offset these expenses. Because of the early stage of development of our product candidates, our ability to eventually generate significant revenues from product sales will depend on a number of factors, including:

•	Identification of additional target antigens for desired indications;

•	Identification and development of D-Domain-based binding regions that bind to the desired target antigens;

•	Successful completion of preclinical studies;

•	Submission of INDs or other regulatory applications for our planned clinical trials or future clinical trials and authorizations from regulators to initiate clinical studies;

•	Successful enrollment in, and completion of, clinical trials;

•	Achieving favorable results from clinical trials;

•	Receipt of marketing approvals from applicable regulatory authorities;

•	Establishing and maintaining sufficient manufacturing capabilities, whether internally or with third parties, or arrangements for clinical supplies;

•	Sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

•	Effectively competing with other therapies;

•	Developing and implementing successful marketing and reimbursement strategies;

•	Obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates; and

•	Maintaining a continued acceptable safety profile of any product following approval, if any.

Any changes in the outcome of any of these factors could significantly impact the costs, timing and viability associated with the development of our product candidates and our ability to generate significant revenues from product sales.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, and share-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include allocated facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase as we increase our headcount to support the growth of the company. We further expect that our general and administrative expenses will increase substantially following the completion of this offering, as we will incur substantially higher expenses relating to accounting, audit, legal, regulatory, compliance, director and officer insurance and investor and public relations as a result of being a public company.

Other Income, net

Other income, net consists primarily of interest earned on our cash and cash equivalents, restricted cash and marketable securities. As a condition of our lease agreement for our company headquarters, we are required to maintain cash collateral on deposit in a segregated money market bank account equal to the required security deposit, which is presented as part of restricted cash. The bank may restrict withdrawals or transfers by or on our behalf, but we are entitled to retain any and all interest earned on this account. Our interest income has not been significant to date due to low interest earned on invested balances.

Results of Operations

Comparison of the Nine Months Ended September 30, 2020 and 2021

The following table summarizes our results of operations for the nine months ended September 30, 2020 and 2021:

	Nine Months Ended September 30,
(in thousands)	2020	2021	Change
Operating expenses:
Research and development	$18,134	$33,489	$15,355
General and administrative	4,868	10,831	5,963

Total operating expenses	23,002	44,320	21,318

Loss from operations	(23,002)	(44,320)	(21,318)

Other income:
Other income, net	—	21	21

Net loss	$(23,002)	$(44,299)	$(21,297)

Research and Development Expenses

Research and development expenses were $18.1 million for the nine months ended September 30, 2020 compared to $33.5 million for the nine months ended September 30, 2021, an increase of $15.4 million. This increase was driven primarily by $9.7 million of higher external costs associated with our CART-ddBCMA clinical trial and, $2.3 million of higher external costs related to preclinical development of our other product candidates. Additionally, there was an increase of $3.4 million in personnel costs related to the addition of research and development, clinical, and regulatory employees.

The break-down of our external and internal research and development costs is as follows:

	Nine Months Ended September 30,
(in thousands)	2020	2021	Change
External costs
CART-ddBCMA	$1,703	$11,413	$9,710
Preclinical and discovery costs	11,456	13,684	2,228

Total external costs	13,159	25,097	11,938
Internal costs	4,975	8,392	3,417

Total research and development expenses	$18,134	$33,489	$15,355

General and Administrative Expenses

General and administrative expenses were $4.9 million for the nine months ended September 30, 2020 compared to $10.8 million for the nine months ended September 30, 2021, an increase of $5.9 million. This increase was driven primarily by an increase of $4.6 million in personnel related costs due to an increase in headcount coupled with increases of $0.5 million in professional fees related to legal, consultants and accounting and audit services, and $0.6 million in other expenses.

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Years Ended December 31,
(in thousands)	2019	2020	Change
Operating expenses:
Research and development	$15,766	$25,056	$9,290
General and administrative	2,208	7,040	4,832

Total operating expenses	17,974	32,096	14,122

Loss from operations	(17,974)	(32,096)	(14,122)

Other income:
Other income, net	2	1	(1)

Net loss	$(17,972)	$(32,095)	$(14,123)

Research and Development Expenses

Research and development expenses were $15.8 million for the year ended December 31, 2019 compared to $25.1 million for the year ended December 31, 2020, an increase of $9.3 million. This increase was driven by $1.5 million of higher external costs associated with our CART-ddBCMA clinical trial and $4.5 million of higher external costs related to preclinical development of our other product candidates. Additionally, there was an increase of $3.3 million in personnel costs related to the addition of research and development, clinical, and regulatory employees.

The break-down of our external and internal research and development costs is as follows:

	Years Ended December 31,
(in thousands)	2019	2020	Change
External costs
CART-ddBCMA	$2,487	$3,986	$1,499
Preclinical and discovery costs	9,857	14,365	4,508

Total external costs	12,344	18,351	6,007
Internal costs	3,422	6,705	3,283

Total research and development expenses	$15,766	$25,056	$9,290

General and Administrative Expenses

General and administrative expenses were $2.2 million for the year ended December 31, 2019 compared to $7.0 million for the year ended December 31, 2020, an increase of $4.8 million. This increase was driven primarily by an increase of $2.4 million in personnel related costs due to an increase in headcount coupled with increases of $1.9 million in professional fees related to legal, consultants and accounting and audit services.

Liquidity and Capital Resources

As of September 30, 2021, we had cash and cash equivalents and marketable securities of $131.2 million. Since inception, we have incurred net losses and negative cash flows from operations. For the nine months ended September 30, 2020 and 2021, we had net losses of $23.0 million and $44.3 million, respectively, and we expect to incur substantial additional losses in future periods. As of September 30, 2021, we had an accumulated deficit of $109.4 million.

We have historically financed our operations primarily through the sale of redeemable convertible preferred stock. Through September 30, 2021, we have financed our operations with an aggregate of $234.8 million in gross cash proceeds from the sale of redeemable convertible preferred stock and convertible promissory notes. Based on our expected operating cash requirements and capital expenditures, we believe our current cash and cash equivalents and marketable securities together with the proceeds from this offering are adequate to fund operations for at least twelve months from the date of this offering.

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of, and commercialize any of, our product candidates or enter into collaborative agreements with third parties, and we do not know when, or if, either will occur. We expect to continue to incur significant losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We will continue to require additional capital to develop our product candidates and to fund operations for the foreseeable future. We may seek to raise capital through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. We anticipate that we will need to raise substantial additional capital, for which the requirements will depend on many factors, including:

•

The scope, progress, timing, results and costs of developing and manufacturing our product candidates, and their components, and conducting preclinical studies and clinical trials and other testing of our product candidates;

•

Our ability to continue our business operations and product candidate research and development, and to adapt to any changes in the regulatory approval process, manufacturing supply, or clinical trial requirements and timing due to the ongoing COVID-19 pandemic and otherwise, including our ability to comply with new regulatory guidance or requirements on conducting clinical trials during and after the COVID-19 pandemic;

•	The costs, timing and outcome of regulatory review of any of our product candidates;

•

The costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•

Our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	The costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•

The extent to which our product candidates, if approved, can be offered by prescribers in various clinical settings, including academic hospitals and community practices, the acceptance of our products, if and when approved, by patients, the medical community and third-party payors, and the revenue received from commercial sale of any products for which we receive marketing approval;

•	The effect of competing technologies and market developments; and

•	The extent to which we acquire or invest in other businesses, products and technologies and any other licensing or collaboration arrangements for any of our product candidates.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

Adequate funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials or we may also be required to sell or license to others rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves. If we are required to enter into collaborations and other arrangements to supplement our funds, we may have to give up certain rights that limit our ability to develop and commercialize our product candidates or we may have to accept other terms that are not favorable to us or our stockholders, which could materially affect our business and financial condition.

See the section of this prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

Cash Flows

The following table sets forth a summary of the primary sources and uses of cash for each of the periods presented below:

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands)	2019	2020	2020	2021
Net cash used in operating activities	$(18,772)	$(28,662)	$(21,382)	$(32,692)
Net cash used in investing activities	(3,832)	(888)	(280)	(62,313)
Net cash provided by (used in) financing activities	42,652	41,656	(1,232)	118,436

Net increase (decrease) in cash, cash equivalents, and restricted cash	$20,048	$12,106	$(22,894)	$23,431

Operating Activities

Net cash used in operating activities during the year ended December 31, 2019 of $18.8 million was primarily attributable to our net loss of $18.0 million and net changes in operating assets and liabilities of $1.3 million, partially offset by non-cash charges for depreciation and share-based compensation of $0.5 million.

Net cash used in operating activities during the year ended December 31, 2020 of $28.7 million was primarily attributable to our net loss of $32.1 million partially offset by net changes in operating assets and liabilities of $1.7 million and non-cash charges for depreciation and share-based compensation of $1.7 million.

Net cash used in operating activities during the nine months ended September 30, 2020 of $21.4 million was primarily attributable to our net loss of $23.0 million partially offset by net changes in operating assets and liabilities of $0.4 million and non-cash charges for depreciation and share-based compensation of $1.2 million.

Net cash used in operating activities during the nine months ended September 30, 2021 of $32.7 million was primarily attributable to our net loss of $44.3 million, partially offset by net changes in operating assets and liabilities of $7.0 million and non-cash charges for depreciation and amortization and share-based compensation of $4.6 million.

Investing Activities

Net cash used in investing activities of $3.8 million and $0.9 million during the years ended December 31, 2019 and 2020, respectively, was attributable to purchases of property and equipment.

Net cash used in investing activities of $0.3 million during the nine months ended September 30, 2020 was attributable to purchases of property and equipment.

Net cash used in investing activities of $62.3 million during the nine months ended September 30, 2021 was attributable to $1.0 million of property and equipment purchases and $61.3 million of purchases of marketable securities.

Financing Activities

Net cash provided by financing activities of $42.7 million during the year ended December 31, 2019 primarily consisted of proceeds of $42.6 million from the sale of shares of our Series B redeemable convertible preferred stock, net of transaction costs, and proceeds of $0.1 million from the issuance of restricted stock purchase awards upon the early exercise of stock options.

Net cash provided by financing activities of $41.7 million during the year ended December 31, 2020 primarily consisted of proceeds of $42.8 million from the sale of shares of our Series B redeemable convertible preferred stock, net of transaction costs, proceeds of $0.1 million from the issuance of common stock upon the exercise of stock options, partially offset by the payment of deferred offering costs of $1.2 million.

Net cash used in financing activities of $1.2 million during the nine months ended September 30, 2020 consisted almost entirely of payments made for deferred offering costs related to the initial public offering.

Net cash provided by financing activities of $118.4 million during the nine months ended September 30, 2021 primarily consisted of proceeds of $119.1 million from the sale of shares of Series C redeemable convertible preferred stock, net of transaction costs, and $0.4 million from the exercise of stock options. These proceeds were partially offset by payments under the capital leases for equipment used in our product development of $0.4 million and payments of deferred offering costs of $0.7 million.

Contractual Obligations

The following table summarizes our non-cancelable contractual obligations as of September 30, 2021:

(in thousands):	Payment Due By Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations(1)	$7,489	$775	$2,601	$4,113	$—

Capital lease obligations	$377	$33	$344	$—	$—

(1)	Payments due for our lease of office, laboratory and manufacturing space in Gaithersburg, Maryland.

We lease certain office and lab space in Gaithersburg, Maryland under a non-cancelable operating lease that has a term that expires in 2030 unless renewed. Rent expense is recorded on a straight-line basis over the terms of the respective leases.

In addition, we have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. We have entered into agreements with certain vendors for the provision of goods and services, which include manufacturing services with CMOs and development services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement. In addition, certain agreements with our CMOs and third-party vendors contain development and commercial milestone payments and low single-digit royalties on worldwide net sales for certain products we sell that incorporate certain goods provided by our manufacturers and suppliers. Certain of these agreements contain development milestones of up to $18.7 million in the aggregate and commercial milestones of up to $52 million in the aggregate, along with royalty buyout provisions. We have not included any contingent payment obligations, such as milestones or royalties, in the table above as the amount, timing and likelihood of such payments are not known.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a periodic basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research and development expenses, including clinical trial accruals and related expenses

Research and development costs are charged to expense as incurred. Research and development costs consist primarily of salaries and benefits of research and development personnel, costs related to research activities, preclinical studies, and overhead and facility-related costs. We account for advanced payments, including non-refundable amounts, for goods or services that will be used in future research and development activities as expenses when the related goods have been received or when the service has been performed, or such a time when we do not expect the goods to be delivered or services to be performed, rather than when the payment is made.

Expenses related to clinical trials are accrued based on estimates and/or representations from service providers regarding work performed, including actual level of patient enrollment, completion of patient studies and progress of the clinical trials. Other incidental costs related to patient enrollment or treatment are accrued when reasonably certain. Similarly, we accrue expenses related to the work performed by contract manufacturing organizations based on the progress of the work performed. If the amounts that we are obligated to pay under clinical trial agreements and manufacturing agreements are modified (for instance, as a result of changes in the clinical trial protocol or scope of work to be performed), the accruals are adjusted accordingly. Revisions to contractual payment obligations are charged to expense in the period in which the facts that give rise to the revision become reasonably certain.

Share-based compensation

We account for share-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees, and directors, including grants of incentive stock options, nonqualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to employees, and directors of the company, to be recognized as expense in the statement of operations and comprehensive loss based on their grant date fair values ratably over the requisite service period. Our policy is to account for forfeitures as they occur.

We estimate the fair value of options granted using the Black-Scholes-Merton option pricing (Black-Scholes) model for stock option grants to both employees and non-employees and the fair value of common stock to determine the fair value of restricted stock. We will reconsider the use of the Black-Scholes model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions. Our methodology for developing the assumptions used in the valuation model are as follows:

Fair Value of Common Stock—See the subsection titled “Determination of the fair value of our common stock and fair value of total equity” below.

Expected Dividend Yield—We have never declared or paid dividends and have no plans to do so in the foreseeable future.

Expected Volatility—Due to the lack of a public market for our common stock and lack of company-specific historical and implied volatility data, we have based our computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to us (e.g., public entities of similar size, complexity, stage of development and industry focus). The historical volatility is calculated based on a period of time commensurate with expected term assumption.

Risk-Free Interest Rate—The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options.

Expected Term—We use the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

The fair value of restricted stock awards, unrestricted stock awards, and restricted stock units (collectively, awards) without a market condition (e.g., certain market capitalization thresholds) is determined based on the fair value of our common stock on the grant date. Vesting of awards is accelerated for certain employees in the event of a change in control or in the event that we remove the employee with or without cause from their position.

We estimate the fair value of awards subject to both a market condition and a performance condition on the grant date using a Monte Carlo simulation model. For awards with vesting subject to the fulfillment of both market and performance conditions, share-based compensation expense is recognized using the accelerated attribution method at the time the achievement of the performance condition becomes probable. The amount of share-based compensation expense is dependent on our periodic assessment of the probability of the performance condition being satisfied and our estimate, which may vary over time, of the number of shares that will ultimately be issued. If the performance condition is not met, no compensation expense is recognized, and any previously recognized compensation cost is reversed.

In applying the Monte Carlo simulation model, we simulated our total equity value as of an expected change in control event that achieves certain market capitalization thresholds as established in the agreement. For each simulated value, the total equity value is allocated to the various classes of equity in our capital structure according to the characteristics of that capital structure, such as the number of shares of each class of equity, seniority levels, liquidation preferences and conversion values for redeemable convertible preferred stock, and participation thresholds for common stock and each series of redeemable convertible preferred stock. The fair value of the restricted stock units (RSUs) is the average of the discounted proceeds to the common stock across all simulated paths.

The Monte Carlo simulation model requires various subjective assumptions that represent our best estimates of the fair value of common stock, expected equity volatility, risk-free interest rate, discount period, expected dividend yield, and time to change in control event that achieves certain market capitalization thresholds as established in the agreement:

Fair Value of Total Equity—See the subsection titled “Determination of the fair value of our common stock and fair value of total equity” below.

Expected Equity Volatility—Due to the lack of a public market for our common stock and the lack of company-specific historical and implied volatility data, we have based our computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to us (e.g., public entities of similar size, complexity, stage of development, and industry focus). The historical volatility is calculated based on a period of time commensurate with expected change in control event that achieves certain market capitalization thresholds as established in the agreement.

Risk-Free Interest Rate and Discount Period—The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected time to change in control event that achieves certain market capitalization thresholds as established in the agreement. The discount period is the period between the valuation date and the assumed change in control event date, with the assumption that all equity shares in the capital structure are paid out in cash.

Expected Dividend Yield—We have never declared or paid dividends and have no plans to do so in the foreseeable future.

Time to Change in Control Event—The time to change in control event is based on our best estimate of a change in control event that achieves certain market capitalization thresholds as established in the agreement.

Determination of the fair value of our common stock and fair value of total equity

Given the lack of an active public market for our common stock and other equity instruments, the fair value of our common stock and total equity is determined by the board of directors with input from management and consideration of third-party valuation reports. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, we believe that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date and resulting total equity value. In determining the fair value of our common stock and total equity value, we use methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ (AICPA)

Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, we considered various objective and subjective factors, along with input from the independent third-party valuation firm. The factors included (1) our achievement of clinical and operational milestones; (2) the significant risks associated with our stage of development; (3) capital market conditions for life science companies, particularly similarly situated, privately held, early-stage life science companies; (4) our available cash, financial condition, and results of operations; (5) the most recent sales of our redeemable convertible preferred stock; and (6) the preferential rights of the outstanding preferred stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, our board of directors considered the following methods:

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Probability-weighted expected return method. The PWERM is a scenario-based analysis that estimates the fair value of common stock based upon an analysis of future values for the business, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at a non-marketable indication of value for the common stock.

•

Option pricing method. Under the OPM, shares are valued by creating a series of call options, representing the present value of the expected future returns to the stockholders, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Hybrid return method. The hybrid return method is a blended approach using aspects of both the PWERM and OPM, in which the equity value in one of the scenarios is calculated using an OPM.

Based on our early stage of development and other relevant factors, for valuations performed prior to May 2020, we determined that the hybrid method was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock and total equity value. Under the hybrid method, we analyzed various scenarios, including one scenario where we would remain an independent and private company, where the OPM is utilized, and an alternative scenario of a liquidation where the PWERM was utilized, with the outcome of each scenario combined into a single probability-weighted valuation. Starting in May 2020, we introduced alternative scenarios of a merger and an initial public offering where the PWERM was utilized. In the PWERM, we established our enterprise value utilizing a valuation multiple based on precedent initial public offerings. The enterprise value determined under the PWERM and OPM was weighted according to our board of directors’ estimate of the probability of the occurrence of the particular discrete event as of the valuation date. The resulting equity value for the common stock was then divided by the number of shares of common stock outstanding at the date of the valuation to derive a per share value on a non-marketable basis. In order to determine the fair value of our common stock on a marketable basis, we then applied a discount for lack of marketability which we derived based on inputs including a company-specific volatility rate, a term equal to the expected time to a future liquidity event and a risk-free rate equal to the yield on U.S. treasury notes of similar duration.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a material impact on the valuation of common stock. The assumptions underlying these valuations represent our management’s best estimate, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock on the date of grant.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time that those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Unless we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act, we will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more, (ii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years, or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•

We may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•

We may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	We may provide reduced disclosure about our executive compensation arrangements; and

•	We may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (1) the market value of our stock held by non-affiliates is less than $250.0 million or (2) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

A description of recently issued and recently adopted accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our annual consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of September 30, 2021, we held cash and cash equivalents of $70.0 million and restricted cash of $0.2 million. We generally hold our cash in a checking account and restricted cash in interest-bearing money market accounts. Additionally, as part of our treasury management strategy, we invest in highly rated debt securities consisting entirely of corporate bonds, which we have the ability to liquidate within one-day should the need for additional cash arise. Accordingly, we believe our exposure to credit risk on our marketable securities portfolio is low. As of September 30, 2021, we held marketable securities of $61.2 million. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents, restricted cash, and marketable securities.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research, manufacturing and development costs. We believe that inflation has not had a material effect on our financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We are a clinical-stage biotechnology company reimagining cell therapy through the development of innovative immunotherapies for patients with cancer and other incurable diseases. We believe cell therapies are one of the forward pillars of medicine, and our mission is to advance humanity by engineering cell therapies that are safer, more effective and more broadly accessible. Though cell therapies have shown benefits to date, cell therapies have historically been constrained to existing biologic structures, which has limited their impact and opportunity. Our novel synthetic binding scaffold, the D-Domain, was engineered to overcome the limitations of traditional Chimeric Antigen Receptor T cells (CAR-Ts). Existing cell therapy solutions, most of which use a biologic-based, single chain variable fragment (scFv) binding domain, tend to be beneficial to a limited segment of patients, often result in high toxicity, and have narrow applicability in treatable indications. We believe we can overcome these limitations by engineering a new class of D-Domain powered autologous and allogeneic CAR-Ts, including classical single infusion CAR-Ts called ddCARs and dosable and controllable universal CAR-Ts called ARC-SparX, to address hematologic cancers, solid tumors, and indications outside of oncology, such as autoimmune diseases.

Our lead ddCAR product candidate, CART-ddBCMA, is in Phase 1 clinical development for the treatment of patients with relapsed or refractory (r/r) multiple myeloma (MM), defined as patients with either minimal response or disease progression within 60 days of last treatment. Preliminary results from the trial have demonstrated that D-Domains can potentially provide meaningful clinical benefits. We plan to initiate additional trials of CART-ddBCMA, including iMMagine, our Phase 2 pivotal trial for treatment of r/r MM, in late 2022 as well as expansion trials for earlier lines of therapy. We are also advancing our novel ARC-SparX programs, ACLX-001 in r/r MM and ACLX-002 and ACLX-003 in r/r acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS). We plan to initiate Phase 1 clinical trials for ACLX-001 and ACLX-002 in 2022 and a Phase 1 clinical trial for ACLX-003 in 2024. We are also exploring indications in solid tumors, as well as integrating AI-powered discovery and computational tools to expand the applicability of our platforms.

                Our D-Domain platform consists of structurally unique binders that are small and stable. They can be consistently manufactured and easily modified to generate diverse libraries of proprietary target-binding domains. The small size and structure of our D-Domain binders compared to other antigen binding domains used in CAR constructs, such as scFvs, are illustrated to the right. The D-Domain platform enables us to make a range of CAR-T therapies, including ddCARs and ARC-SparX, tailored to the complexities of cancer. In our preclinical studies of CARs with D-Domains and scFVs, we have demonstrated that the D-Domains result in higher transduction efficiency, higher surface expression, and lower tonic signaling relative to scFVs, which we believe can lead to cell therapies with improved therapeutic benefit and reduced toxicity.

At the 2021 Annual Meeting of the American Society of Hematology (ASH), we recently announced positive preliminary results from our ongoing Phase 1 clinical trial for CART-ddBCMA for the treatment of r/r MM. As of the November 4, 2021 data cutoff date, of the 24 patients who had been dosed, 22 were evaluable for safety analysis and 19 were evaluable for efficacy analysis, based on follow-up of at least 1 and 3 months, respectively, following treatment using the 2016 International Myeloma Working Group (IMWG) uniform response criteria for MM. These evaluable patients comprised the dose escalation cohorts for the first dose level (DL1) (n=6) and the second dose level (DL2) (n=6) and a dose expansion cohort of DL1 (safety n=10, efficacy n=7).

Key highlights from the data presented are as follows:

•	All 19 patients responded for a 100% overall response rate (ORR) as defined by IMWG;

•	13 of 19 patients (68%) achieved complete response (CR) or stringent complete response (sCR), and an additional 3 patients (16%) achieved very good partial response (VGPR), each as defined by IMWG;

•	16 of 19 patients (84%) had ongoing responses with the longest response over 21 months; and

•

Only 1 of 22 patients (5%) and 2 of 22 patients (9%) patients experienced grade 3 cytokine release syndrome (CRS) or immune effector cell-associated neurotoxicity syndrome (ICANS), respectively; no patients experienced greater than grade 3 CRS or ICANS; and all CRS and ICANS incidents resolved using standard interventions.

Seventeen of the 19 patients (89%) who were evaluable for cytogenetics (analysis of genetic abnormalities within their tumor cells) had high-risk features as defined by IMWG. The population received an average of five prior lines of therapy (with all patients having completed at least three prior lines). Nine out of 24 patients (38%) had extramedullary disease (EMD), a condition in which myeloma cells form tumors outside the bone marrow, involving one or more organs, including the liver, lymph nodes, skin, lungs, and central nervous system. EMD is associated with worse prognosis, and patients with EMD have been reported to experience lower CR rates and shorter duration of response (DOR) in clinical trials of other BCMA-targeting CAR-T therapies than non-EMD patients. Ten of 24 (42%) patients had greater than 50% bone marrow plasma cells (BMPC), which are the malignant cells that cause multiple myeloma. Patients with high numbers of BMPC are considered to have increased tumor burden, which has been associated with poor prognosis in MM clinical trials and observational studies. We believe these preliminary positive results in an enrolled population with poor prognostic indicators not only reflect the potential benefit of the D-Domain, but also demonstrate the potential for CART-ddBCMA to become a best-in-class treatment for patients suffering from r/r MM, including those with EMD.

MM is the third most common hematological malignancy in the United States and Europe, with approximately 35,000 new cases diagnosed per year in the United States. Although changes in the treatment landscape for MM have increased the rates of and depth of response (antitumor activity), there is currently no cure, whether approved or in clinical development, for MM and patients typically have a life expectancy of approximately five years. In 2020, the size of the global MM market was approximately $18 billion. We estimate the current total addressable CAR-T market for r/r MM to be approximately $10 billion based on the number of patients who are receiving third line treatments and beyond.

We are preparing to initiate our iMMagine Phase 2 pivotal trial of CART-ddBCMA in r/r MM by the end of 2022, and if successful, intend to submit a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA). We also intend to rapidly pursue clinical development of CART-ddBCMA in earlier lines of therapy through our iMMagine-2 clinical trial.

ARC-SparX are adaptable versions of ddCARs where the antigen-targeting region is located on a SparX protein that can be dosed separately from the ARC-T cells, our proprietary D-Domain based universal CAR-T cells that are designed to activate only when bound to a SparX protein that is bound to an antigen on a cell. We believe that controlling ARC-T activation with SparX protein effectively separates the antigen-recognition and killing functions, which allows us to reduce toxicities. Our preclinical studies of our ARC-SparX product candidates have demonstrated that ARC-T cells can be activated by different SparX proteins that target different antigens, suggesting that ARC-SparX can potentially address antigen heterogeneity, and thereby address some harder to treat indications.

We plan to initiate a Phase 1 clinical trial of ACLX-001, the first product candidate developed under our ARC-SparX platform, for the treatment of r/r MM in the first half of 2022. ACLX-001 is immunotherapeutic combination composed of our ARC-T cells and SparX proteins that target BCMA. This trial is intended to establish an ARC-SparX dosing regimen and prepare for ARC-SparX trials in expanded indications. Our lead ARC-SparX indication is AML/MDS, for which we have multiple SparX in development targeting different antigens. We plan to initiate the Phase 1 clinical trial for ACLX-002, an ARC-SparX product candidate targeting

CD123, for the treatment of AML/MDS in the second half of 2022 and plan to initiate a Phase 1 clinical trial for ACLX-003, an ARC-SparX product candidate directed at another antigen associated with AML/MDS in 2024.

We have built a broad and scalable pipeline that has positioned us to capitalize on the potential of our proprietary platform technologies and achieve long-term growth and sustainability within the field of cell therapy. We believe our therapeutic approaches, ddCAR and ARC-SparX, will enable us to select mechanisms that are most appropriate for each target and indication we may choose to pursue based on underlying disease biology and patient need, such as in solid tumors, including small cell lung cancer (SCLC) and hepatocellular carcinoma (HCC).

We have worldwide rights to all of our programs which are summarized in the pipeline charts below:

Our D-Domain platform has broad potential utility for additional cell modalities, targets, therapeutic areas and applications and we plan to expand our pipeline beyond hematologic and solid cancers to autoimmune disease, as well as to allogeneic cell types.

The foundation of our competitive advantage is our proprietary technology, clinical evidence, track record of execution, manufacturing success, and assembly of a proven management team. We believe these advantages position us to achieve significant market share in a large and attractive market and to ultimately transform the cell therapy market, contributing to a significant advancement in medicine.

Our Team

Our team and culture are critical to realizing our vision of reimagining cell therapy as one of the future pillars of medicine.

We are led by a diverse team of executives with significant experience in business, discovery, development, manufacturing, and commercialization of differentiated and novel therapies specifically in the fields of oncology, cell therapy and rare diseases. Rami Elghandour, our Chairman and Chief Executive Officer, previously served as President and Chief Executive Officer at Nevro where he grew the company from a small private company to a publicly traded commercial organization with nearly $400 million in revenue. Prior to

Nevro, Mr. Elghandour was an investor with Johnson & Johnson Development Corporation where he led several investments, including Nevro’s Series B financing. Our Chief Medical Officer, Chris Heery, M.D., an oncologist by training, was the former Head of Clinical Trials Group for the Laboratory of Tumor Immunology and Biology at the National Cancer Institute, and previously served as Chief Medical Officer at Precision Biosciences and Bavarian Nordic. Our Chief Scientific Officer, David Tice, Ph.D., has over 20 years of biopharmaceutical research and drug development experience in oncology including 18 years at MedImmune, the global biologics research and development unit of AstraZeneca.

We have attracted a diverse and talented group of innovators and company builders to help us execute our strategy and to build a transformative cell therapy platform company. Collectively, we are driven by our shared purpose and our values.

As of December 31, 2021, we had 78 employees and are committed to continuing to build and maintain a diverse and inclusive organization. We believe focusing on diversity and inclusion is not only the right thing to do but is also a competitive advantage. We are purposeful in our efforts to seek and retain top diverse talent from underrepresented groups as reflected throughout our organization:

•	Executives: 29% female; 36% diverse (defined as racial & ethnic representation);

•	Managers and Senior Scientists with managerial responsibilities: 32% female; 45% diverse; and

•	Professionals and Individual Contributor Scientific roles: 71% female; 49% diverse.

Our commitment to diversity doesn’t stop within the walls of our organization. With our mission of advancing humanity, we believe in equitable access to healthcare. Inclusive research programs that encompass real-world patient populations can contribute to addressing racial inequality in healthcare. We are dedicated to expanding representation within our clinical trials.

We also believe deeply in corporate social responsibility and being conscious stewards in our society. We are devoted to leveraging our science to make a positive impact for the patient and local communities we serve. As our organization expands, we intend to grow our community involvement and outreach efforts, and establish our corporate brand as a force for good through corporate philanthropic, patient advocacy, and employee volunteerism.

Our Key Investors and Our Financing History

Our team is further supported by a strong group of investors that share our commitment to reimaging cell therapy. Since our formation in December 2014, we have funded our operations primarily with approximately $234.8 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes. Our investors include Adage Capital, Aju IB Investment, Asymmetry Capital Management, CaaS, CAM Capital, Cambrian Biopharma, Clough Capital Partners, JVC Investment Partners, LG Technology Ventures, Mirae Asset, New Enterprise Associates, Novo Holdings, SR One Capital Management, Quan Capital, Samsara Biocapital, Sixty Degree Capital, Soleus Capital, Surveyor Capital (a Citadel company), Suvretta Capital Management, Takeda Ventures and Terra Magnum.

Our Strategy

Our mission is to advance humanity by engineering cell therapies that are safer, more effective, and more broadly accessible. Our strategy to achieve this patient-centric goal is as follows:

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Advance CART-ddBCMA to treat r/r MM patients in the United States and abroad: Based on the current results of our Phase 1 trial, we believe we have demonstrated that CART-ddBCMA can deliver deep and durable anti-tumor responses for r/r MM patients. We plan to initiate a Phase 2 pivotal trial in late 2022. We also intend to rapidly pursue clinical development of

CART-ddBCMA in earlier lines of therapy and plan to initiate clinical trials of CART-ddBCMA in other key geographies, such as Europe and Asia, in order to gain significant market share in the existing $18 billion global MM market.

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Develop comprehensive ARC-SparX AML/MDS program: Our strategy is to build a comprehensive AML/MDS CAR-T solution with development of various SparX proteins for personalized therapy tailored to the molecular profile of each AML/MDS patient’s disease. We believe AML/MDS is particularly well suited to the ARC-SparX approach given the heterogeneity of AML/MDS antigen targets and the high unmet need of the indication. We plan to initiate the Phase 1 clinical trial for ACLX-002, an ARC-SparX product candidate targeting CD123, for the treatment of AML/MDS in the second half of 2022 and plan to initiate a Phase 1 clinical trial for ACLX-003, an ARC-SparX product candidate directed at another antigen associated with AML/MDS in 2024.

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Expand our pipeline to select solid tumor indications: As we validate the benefits of our D-Domain technology through our ddCAR and ARC-SparX platforms, we plan to diversify development programs beyond hematologic tumors to solid tumors. We believe this combination of therapeutic platforms will allow us to select mechanisms that are most appropriate for each target and indication we choose to pursue based on underlying disease biology and patient need. We continue to invest in solid tumor programs, including SCLC and HCC.

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Apply our D-Domain technology outside of autologous CAR-T solutions: Since D-Domain binders can be applied across cell modalities, we plan to expand beyond autologous T cells into healthy donor- and/or iPSC-derived allogeneic T cells, as well as other cell types such as natural killer (NK) cells. At the same time, we intend to expand our discovery efforts to generate D-Domain binders against additional targets which can then be deployed across either or both of our ddCAR or ARC-SparX platforms as well as any of the cell types we are pursuing. Ultimately, we hope to develop multiple therapeutic options incorporating different mechanisms, cell modalities, and targets to treat hematologic cancers, solid tumors, and indications outside of oncology, such as autoimmune diseases.

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Enable greater access to CAR-T therapy through clinical studies in broader patient populations that support improved market access: Initial studies in CAR-T have focused on demonstrating efficacy in patients refractory to multiple lines of therapies, resulting in approval and utilization in a limited segment of patients with late-stage disease. We intend to run clinical trials demonstrating the benefit of CAR-T as an earlier therapy option, supporting increased market access to broaden the number of patients eligible for the therapy.

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Invest in technologies that enable access: As demand for CAR-Ts continues to increase, we plan to invest in technologies ranging from manufacturing to logistics and demand planning that enable lower customer friction and improved responsiveness. We believe these investments can help us provide much needed access to patients and clinicians and differentiate us in the marketplace.

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Leverage novel technologies to drive our discovery efforts: We intend to invest in applications of artificial intelligence (AI) and machine learning (ML) to help accelerate our discovery pipeline by mining our D-Domain libraries to identify indication-specific SparX proteins. We believe this investment has the potential to improve the efficiency of our drug development efforts by accelerating clinical trial timelines and increasing the probability of success of the programs that we advance.

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Opportunistically pursue strategic partnerships and collaborations to maximize the full potential of our platform: Our versatile platforms have broad potential applicability in areas outside of oncology, including autoimmune diseases. We intend to evaluate strategic partners with proven clinical development and commercialization capabilities for certain targets or assets that do not overlap with our internal programs or our core focus.

Cell Therapy Background & Current Limitations

Background

T cells are a key component of the immune system that can target diseased cells for elimination through the recognition of cell surface antigens. A growing understanding of the immune system over the years and advances in cell, gene and protein engineering have led to approved genetically modified cell therapy products.

Genetically modified cell therapy involves isolating immune cells, modifying them outside of the patient’s body and then reintroducing them into the patient to destroy diseased cells. Such cell therapies have largely focused on using the patient’s own T cells (autologous approach) to express engineered antigen receptor complexes, such as TCRs or CARs. The extracellular binding domain of the TCR or CAR recognizes the antigen, and, after the T cell binds with the cell expressing the antigen, the intracellular signaling domain induces cell killing and activates pathways specific for the T cell’s proliferation and survival.

The recent availability of cell therapy products introduced an unprecedented “living therapeutic” modality that offers benefits well beyond what previous oncology modalities offered. For the first time, these therapeutics directly harness the strength of the patient’s own immune system to significantly reduce, even potentially eradicate, tumors. Initially evaluated in indications where patients were refractory to multiple lines of therapy and had generally exhausted their therapeutic options, adoptive cell therapies have shown response rates that exceed many other available modalities. Particularly striking is that these responses are achieved with a single, personalized administration of the cell therapy, generally achieving rapid responses and resolving toxicities in days to weeks. This transformative therapy results in extended quality of life benefits without maintenance or additional treatment.

As of November 19, 2021, there are five FDA approved CAR-T cell therapies: Abecma (idecabtagene vicleucel), which has been approved by the FDA for treatment of adult patients with r/r MM after four or more prior lines of therapy, Breyanzi (lisocabtagene maraleucel), which has been approved by the FDA for treatment of adult patients with r/r large B-cell lymphoma (LBCL) after two or more lines of systemic therapy, Kymriah (tisagenlecleucel), which has been approved by the FDA for treatment of patients up to 25 years of age with r/r B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse and adult patients with r/r LBCL after two or more lines of systemic therapy, Tecartus (brexucabtagene autoleucel), which has been approved by the FDA for treatment of adult patients with r/r mantle cell lymphoma and adult patients with r/r ALL, and Yescarta (axicabtagene ciloleucel), which has been approved by the FDA for treatment of adult patients with r/r LBCL after two or more lines of systemic therapy and adult patients with r/r follicular lymphoma after two or more lines of systemic therapy.

Hematologic cancers represent a robust and growing market opportunity for CAR-T cell therapies. These cancers, which include leukemia, lymphoma and myeloma, account for approximately 10% of all cancer incidence in 2020. Sales of CAR-T therapies in hematologic cancers exceeded $1 billion in 2020 and are expected to grow approximately two-fold in 2021. We estimate that the total market opportunity for cell therapy in hematologic cancers is approximately $66 billion.

Current Limitations

While CAR-T and other genetically modified cell therapies have shown significant progress in extending the lives of patients who often have no other treatment options, there are limitations to their broader use, including:

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Limited Long-Term Efficacy: FDA approved CAR-Ts may offer higher response rates compared to other available therapies, but efficacy as measured by the DOR is highly variable. For example, according to published results for Yescarta in the Zuma-1 clinical trial, Kymriah in the JULIET clinical trial, and Abecma in the KarMMa clinical trial, approximately 40% or fewer patients were in ongoing response at 18 months.

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Significant Adverse Effects: These cell therapies also have the potential to cause several adverse effects. Uncontrolled cellular expansion and resulting side effects such as CRS, neurotoxicity and “on-target, off-tumor” toxicities stifle the broader use of these therapies in several key ways. Specifically, they limit the number of patients that are eligible for treatment, relegate these therapies to later lines of treatment, preclude the use of these therapies in the non-academic and outpatient settings, and increase costs to patients, payers and providers due to the need for intensive care unit access when they are used.

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Narrow Applicability: Currently, CAR-T and other genetically modified cell therapies are utilized in only a few hematological oncology indications. Their activity in most tumors is primarily driven by a limited number of tumor specific antigen targets. Their utility is further limited by secondary resistance mechanisms arising in the r/r settings, as well as the antigen heterogeneity that is characteristic of some of these diseases. For example, within r/r MM, patients with EMD have been reported to experience worse outcomes in clinical trials of other BCMA-targeting CAR-T therapies than non-EMD patients.

Our Solution

Our mission is to advance humanity by engineering cell therapies that are safer, more effective, and broadly accessible. We plan to achieve this goal by maximizing the impact of our proprietary D-Domain binders, which enable CAR-Ts to have distinct advantages including:

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Promising Clinical Data—High ORR and Durable Responses: In our ongoing Phase 1 clinical trial of CART-ddBCMA, the ORR is currently 100% and the DOR is promising with more than half of patients with r/r MM having ongoing responses for at least one year following treatment. We believe these preliminary results demonstrate the capability of D-Domains to not only effectively bind target antigens and drive CAR-T cell proliferation, but also to efficiently kill substantial proportion of tumor cells. High cell surface expression and low propensity for tonic signaling of D-Domains may enable more effective interactions between the CAR and the antigen as well as reduced T-cell exhaustion, which may explain the rapid and long term responses currently observed in our ongoing Phase 1 clinical trial.

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Potential Differentiated Safety Profile: We believe the small and stable structure of the D-Domain enables a high transduction rate, resulting in a high proportion of cells expressing the CAR construct on the cell surface (CAR+ cells). A high proportion of CAR+ cells lowers the total number of T cells required to be administered which we believe may yield a therapy with an improved toxicity profile, consistent with current observations in the ongoing Phase 1 trial of CART-ddBCMA.

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Opportunity to Treat a Broader Group of Patients: We believe the preliminary positive results of our Phase 1 clinical trial of CART-ddBCMA underscore the capability to apply D-Domains across a wide variety of tumor antigen targets in the future. Based on the differentiation of the D-Domain, and the breadth and depth of our D-Domain libraries, we believe we can expand to a broader group of patients, including those with heterogeneously expressed tumor antigens and antigen targets that might be difficult to target. We are currently developing therapies within both our ddCAR and ARC-SparX platforms to treat a broad variety of indications, starting with r/r MM and AML/MDS, and, in the future, including solid tumors.

The foundation of our proprietary platforms is our D-Domain technology, that has generated promising initial clinical data. We believe our D-Domain technology is a transformational platform that enables us to take the right approach for the right indication within cell therapy. The strengths of the D-Domains are its size, stability, and structure which make it a unique and essential building block for making next generation CAR-Ts to deliver on the promise of this therapeutic category which is poised to be one of the forward pillars of medicine. Our method of generating D-Domains, and the individual binders themselves are protected in our patent portfolio, which consists of over 14 U.S. and international patents and over 50 U.S. and international pending applications.

We are generating D-Domains against multiple targets which can then be deployed to create a new class of D-Domain powered autologous and allogeneic CAR-Ts, including ddCARs and ARC-SparX, to address hematologic cancers, solid tumors, and indications outside of oncology such as autoimmune diseases. ddCARs are single infusion CAR-Ts enhanced with our D-Domains as the antigen recognition motif. ARC-SparX are adaptable versions of ddCARs where the SparX protein is dosed separately from the ARC-T cell. Our ARC-T cells are dosable and controllable, universal CAR-Ts designed to activate only when combined with a SparX protein that is bound to an antigen on a cell.

ddCAR Platform

We use our ddCAR platform to generate single infusion therapies where our D-Domain binder replaces the scFvs. The ddCAR is composed of an intracellular T cell signaling domain similar to traditional CARs fused to our D-Domain, which functions as the extracellular antigen binding region. Upon engagement with the antigen on a target cell, the ddCAR signals to activate the T cell to kill the target cell.

The D-Domain was developed to overcome limitations of existing CAR-T therapies by employing a novel synthetic binding domain as a replacement to the traditionally used antigen binding domains for conventional CAR-T therapies, known as scFvs. The result is a structurally unique binder that is small, stable, and can be modified to generate a diverse library of proprietary target-binding domains.

Structurally Unique D-Domains: D-Domains are short polypeptides that spontaneously fold into a stable triple alpha-helical structure. The D-Domain is derived from a 73 amino acid synthetic protein, α-3D, that has no known homolog in nature or apparent function as first described in a paper by Walsh, et al. that appeared in the Proceedings of the National Academy of Sciences in 1999. This domain is devoid of post-translational glycosylation or disulfide bonds leading to consistent manufacturability via microbial, fungal or mammalian protein expression. Additional key structural features of the D-Domain are as follows:

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Small Size: The figure below showcases the small size of the 8kDa D-Domain compared to other antigen binding domains used in CAR constructs such as the scFv and bi-valent camelid VHh structure of approximately 25kDa. A smaller antigen binding domain will decrease the overall lentiviral construct size which may improve transduction efficiency. The small antigen binding domain may also function to improve the immunological synapse formation and thus CAR-T cell killing.

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Hydrophobic Core: The figure below depicts the three-dimensional structure of the D-Domain highlighting the triple alpha helical bundle with the tight hydrophobic core (in red). The hydrophobic core results in ultrafast folding kinetics of the D-Domain creating a stable structure when expressed in cells.

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Stability: D-Domains are highly stable proteins compared to scFvs which facilitates expression of CARs on T cells and manufacturing of SparX proteins. As shown in the middle panels of the figure below, using size exclusion chromatography, we have demonstrated that a higher level of monomeric protein content can be purified from human embryonic kidney (HEK) 293 cells expressing D-Domain-based SparX proteins compared to scFv, indicating lower levels of aggregation of the D-Domain based SparX proteins and thus greater stability. In addition, we have tested the thermal stability of D-Domains as compared to a PD-L1 binding scFv by heating them to temperatures about 100 degrees Celsius and measuring the retention of PD-L1 binding. As shown in the panels on the far right, D-Domains that were heated to the indicated temperatures retained greater PD-L1 binding as compared to the PD-L1-binding scFv, demonstrating the thermal stability of the D-Domains.

When utilized in CARs, we believe the structural properties of the D-Domain translate into unique benefits of high transduction rates, high cell surface expression, and low tonic signaling. In the context of ddCARs, we believe the D-Domain structure creates an efficient and scalable cell manufacturing process, as demonstrated by our high CAR+ rate, yield, and viability of cell product made to date. See “—Manufacturing and Delivery—CART-ddBCMA Cell and ARC-T Cell.”

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High Transduction Rate: In the manufacturing of CART-ddBCMA, we have achieved transduction rates ranging from approximately 60% to 85% in over 20 lots tested. We believe this high transduction efficiency may improve product consistency and reduce the number of untransduced T cells administered to patients that do not contribute to efficacy but may contribute to toxicity. Our high transduction rate compares favorably with previously published Phase 1 data regarding the transduction rates for Abecma (then known as bb2121) and JNJ-4528, a CAR-T therapy being developed by Janssen, as shown in the left panel of the figure below. While we believe these data suggest that CART-ddBCMA has a meaningful advantage in transduction efficiency over existing CAR-T therapies, these data are based on a cross-trial comparison and not a head-to-head clinical trial and may not be directly comparable due to differences in trial designs and methodologies. As manufacturing processes and vectors can also be vastly different across cell products, we also engineered a vector where the D-Domain was replaced by an scFv targeting BCMA while leaving all other conditions identical to isolate the effects on transduction from using a D-Domain as compared to scFv. As shown in the right panel of the figure below, our CART-ddBCMA transduced T cells demonstrated superior transduction efficiency when compared to scFv transduced T cells derived from multiple normal human donors.

Clinical Transduction Efficiency*	Preclinical Transduction Efficiency

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High Cell Surface Expression: Coincident with higher transduction rates, the expression of the CAR on the surface of the T cell is higher with CARs employing a D-Domain compared with an scFv. As shown in the figure below, the CAR expression on the surface of T cells of six normal human donors was uniformly higher using a BCMA-binding D-Domain as compared to a BCMA-binding scFv. We believe that higher CAR cell surface density may help drive activation against low antigen-expressing target cells.

CAR Surface Expression on T Cell

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Low Tonic Signaling: Tonic signaling occurs in CAR-T cells when the CAR construct signals without engaging an antigen on a target cell, which can exhaust a T cell prematurely. Tonic signaling has been described in the literature for several scFv-based CARs. To determine the percentage of D-Domains that induce tonic signaling, we examined 42 D-Domains isolated from two different screening campaigns for their ability to signal without antigen stimulation when incorporated into a CAR construct. Pooled data indicated that only 3 out of the 42 D-Domains exhibited a level of tonic signaling above background, as measured by relative luciferase units, a signal detecting CAR activation, as represented by the blue dots in the left hand column of the figure below. In contrast, the 42 D-Domains exhibited a much higher level of CAR activation in the presence of the CAR antigen, as illustrated by the right hand column of the figure below. We believe the low propensity for tonic signaling of D-Domain-based CARs may lower T cell exhaustion.

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Engineered D-Domain Scaffolds: The structural features of the D-Domain make it particularly well suited as a scaffold protein that can be modified by inserting selected amino acids to generate diverse libraries of proprietary target-binding domains. We create highly diverse libraries of variants of α-3D by randomly replacing 12-14 amino acid residues (blue regions in the figure below) on the outward facing surface of α-3D with one of 18 amino acids.

We screen the resulting libraries for potential target-binding domains and engineer further variants with the appropriate target binding profiles to enhance target specificity, optimize binding affinity, and remove potentially immunogenic sequences, a process we refer to as “deimmunization”. We use rigorous target selection criteria applied to genomic and proteomic datasets generated from public, collaborator, and internal sources. We internally validate expression profiles for all antigens under evaluation to select the best targets. At the same time, all the reagents needed to screen our proprietary D-Domain libraries for specific binders to the antigen are generated and qualified. Over a dozen D-Domain binders to a variety of tumor antigens have already been generated to date. We have also identified and characterized several target-binding domains for certain therapeutic targets, such as BCMA, CD123, CS1, HER2, and PD-L1. AI-based approaches are employed to assist in optimization and continue to be developed to enhance our discovery process. Applying all these discovery methods, the engineered D-Domains are incorporated into our genetically modified T cells in our ddCAR and ARC-SparX platform.

ARC-SparX Platform

Our ARC-SparX platform is a controllable and adaptable modular therapy that builds on ddCARs by replacing the antigen binding domain of the T cell with a novel synthetic binding domain that recognizes only SparX proteins, which contain the antigen binding domain. When the SparX protein’s antigen binding domain recognizes and binds to the antigen on a diseased cell, it recruits the ARC-T cell to kill the diseased cell.

Our ARC-T cells are designed to remain in an inactive state, or silenced, and activate only when combined with a SparX protein that is bound to an antigen on a cell. We believe that controlling ARC-T activation with SparX protein effectively separates the antigen-recognition and killing functions. By separating these functions, our approach renders the killing function of the ARC-T cell dependent on the antigen specificity and dose of the SparX protein rather than on uncontrolled CAR-T proliferation as is the case with conventional CAR-T therapy. We believe unregulated killing, which induces severe toxicities, can be mitigated with our approach by adjusting the dose and schedule of SparX protein administration. Additionally, stopping the dose of the SparX protein periodically can allow the ARC-T cells to rest after activation lowering the risk of T-cell exhaustion, which is a common cause of rapid decline of genetically modified T cells.

Soluble Protein Antigen Receptor X-linkers (SparX protein)

All SparX proteins are comprised of one or more antigen-specific binding domains from our D-Domain library, fused to a protein that we refer to as the TAG. The TAG is a protein designed to be recognized by our

ARC-T cells, which have a D-Domain-based binding moiety that is specific to the TAG, which we call the anti-TAG. This TAG/anti-TAG design is critical to the universality of our ARC-T cells as it allows such cells to bind any SparX protein, because each SparX protein contains the same TAG. As SparX proteins bind their target antigen on diseased cells, they display the TAG thereby “tagging” such cell as one that should be killed by an ARC-T cell.

The TAG we have built into our SparX proteins is a ~26 kDa C-terminal fragment of human alpha fetoprotein (hAFP). We selected and engineered the TAG for our SparX proteins for the following reasons:

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Humans have a pre-established tolerance to hAFP from experiencing high levels in utero and as pregnant mothers. We believe that creating our TAG from a normal human protein will reduce the likelihood of immunogenicity of the TAG and by extension, the SparX protein containing the TAG.

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We believe the small size of the SparX protein will allow it to penetrate complex tumor microenvironments with a half-life short enough (estimated to be several hours in humans) that physicians could manage an emerging toxicity by withholding or decreasing the next SparX protein dose thereby causing the ARC-T cells to deactivate. Such control is not possible with most mAb-based adapters due to their half-life of several weeks.

•	The TAG can also be readily fused to multiple binding regions, enabling SparX proteins to be multi-valent or multi-specific.

Because the antigen-specific binding domains on the SparX protein differ by only 12-14 amino acids on the outer faces of the scaffold, the manufacturing process for each SparX protein is substantially similar regardless of specificity. SparX proteins can be readily produced in microbial, yeast and mammalian expression systems, and development is underway on subcutaneous formulations. We also expect the pharmacokinetics of all SparX proteins to be similar and believe that we can leverage the learnings from clinical trials of one SparX protein to inform the design of later trials for other SparX proteins.

Antigen Receptor Complex (ARC)

The ARC is similar to CARs in that both are engineered chimeric transmembrane receptors, where the engagement of the extracellular antigen binding domain induces activation of the intracellular domain resulting in the T cell’s proliferative and cytolytic activity. However, in lieu of the scFv extracellular binding domain of conventional CAR-T therapies, the extracellular domain of the ARC is comprised of our proprietary binding D-Domain that is designed to exclusively bind the TAG and not hAFP or any other known proteins or antigens. Thus the ARC-T remains in an inactive state, or silenced, in the absence of our proprietary SparX protein. The ARC signals through a similar mechanism as traditional second-generation CARs since they share the same intracellular signaling regions of 4-1BB and CD3-zeta with the only difference arising from when the T cells are activated.

Additionally, because all ARC-T cells are intended to express a TAG-specific binding domain rather than a cell surface antigen-specific binding domain, the manufacturing of ARC-T is more scalable than in conventional CAR-T therapies in that ARC-T’s comprise the same drug product irrespective of clinical indication. The same lentiviral vector comprising the universal ARC and a similar T-cell transduction process can be used for every patient regardless of disease or target antigen. With conventional CAR-T therapy, different viral vectors, each with a different T-cell transduction process, need to be used to make new CAR-T cells when physicians want to target a new antigen. This represents a significant manufacturing and regulatory advantage. In the longer term, engineering an allogeneic ARC-T cell presents the opportunity for a truly universal cell therapy that could be manufactured to be an “off-the-shelf” option that physicians can use regardless of disease or target antigen. Moreover, ARC-T cells could be redirected to kill cells expressing different antigens just by changing the SparX protein. This universal nature of the ARC-T cell can provide substantial flexibility to the physician and allow for dynamic treatments that can respond quickly to the changing profile of a disease such as cancer, unlike a conventional CAR-T therapy.

Benefits of the ARC-SparX Platform

We believe the key benefits to our ARC-SparX platform are driven by the controllable and adaptable characteristics and present an opportunity in indications where toxicities, heterogeneity, or on target off tumor effects represent a challenge:

Limiting Severe T Cell-Associated Toxicity through Dose Regulation of SparX Protein. Our ARC-T cells do not bind directly to the diseased cell. Rather, the SparX protein is designed to recognize and bind one or more specific antigens on the diseased cells and then flag such cells for destruction. The ARC-T cells bind the SparX protein and once the triple complex of ARC-T cell plus SparX protein plus antigen-expressing cell is formed, the ARC-T cell is activated to kill the antigen-expressing cell. The ARC-T cell remains in an inactive state, or silenced, in the absence of our proprietary SparX proteins as it is designed to only bind the TAG. Our ARC-T cells are activated only when combined with a SparX protein that is bound to an antigen on a cell.

Conventional non-D-Domain based CAR-T therapies bind directly to the target cell and kill it in a rapid and unregulated manner that often induces severe toxicities including CRS and neurotoxicity. In contrast, our preclinical in vitro and in vivo data support the view that the killing function and expansion of the ARC-T cell can be controlled by the dose of SparX protein administered. More SparX protein leads to more tumor killing and T cell activity while less SparX protein results in less killing and expansion. By varying SparX protein dose and/or its schedule of administration, physicians can control the ARC-T killing function and expansion and thus control the corresponding potential toxicities in a manner analogous to that used for other therapeutics such as small molecules and antibodies.

We have conducted preclinical studies in which we have observed the ability of SparX proteins to control the killing function of ARC-T cells in a dose-dependent manner, as exemplified in the figure below. In this study, mice were given a BCMA-expressing tumor followed by a constant number of ARC-T cells. In the first group of five mice (left), a high dose (3 mg/kg) of a SparX protein that could not bind the tumor was injected daily (Control). Because the Control SparX could not bind the tumor, the tumor grew as evidenced by the intense blue, green and red colors. The second, third and fourth groups (left to right) of mice received a high (3 mg/kg), medium (0.3 mg/kg) or low (0.03 mg/kg) dose, respectively, of a mono-valent BCMA-binding SparX protein. The low dose had little to no impact on tumor growth, the medium dose had immediate anti-tumor activity when compared to the Control, and the high dose cleared the tumor as shown by the complete absence of color, indicating that SparX protein targeting a tumor can modulate the extent of tumor killing in vivo.

Tumor Killing is Dose Dependent

We anticipate that SparX proteins will be available in intravenous and potentially subcutaneous formulations and that physicians will be able to routinely utilize both forms of administration in the outpatient setting while patients may periodically (e.g., weekly) self-administer subcutaneous formulations in the home setting. In follow up visits, the physician can assess the patient for adverse events (AEs) and disease response and then accordingly dose-modify or change the SparX protein(s) with the objective of limiting toxicity. Physicians are already well versed in managing the treatment of patients with an arsenal of anticancer therapies such as small molecules and mAbs, where dose modification is common. The ARC-SparX platform follows a similar paradigm, where the physician can control toxicities by dose modifying or switch to a different SparX protein in the case of r/r disease.

Additionally, intermittent dosing of SparX protein can allow ARC-T cells to rest between doses because the predicted half-life of SparX proteins of a few hours allows the SparX to naturally decay and limit constant ARC-T stimulation. The periods of rest may lower the risk of T-cell exhaustion.

Should we demonstrate the ability for ARC-T cells to be activated in a dose dependent manner we believe physicians would be able to better manage toxicities such as CRS and neurotoxicity as they emerge and before they escalate to unsafe levels, which should lead to an improved safety profile for our ARC-SparX platform.

Expanded Access to Treatment. Due to the potential for severe toxicities, patients with co-morbidities or advanced age are often not eligible or not encouraged to pursue currently available CAR-T therapies. We believe SparX-mediated control of the ARC-T cells may improve upon the safety profile of current CAR-T therapies thereby expanding patient eligibility criteria.

Furthermore, less than 7% of oncology/hematology practices in the United States currently are authorized to administer and manage CAR-T therapies. If physicians are better able to control toxicities associated with cell therapies through dosing and thus reduce the need for intensive care support, we envision enabling community practices to treat their patients with such therapies, including in the outpatient setting, rather than referring them to one of the few authorized sites.

The figure below shows the general treatment plan, which consists of a single initial infusion of ARC-T cells in the outpatient setting followed by periodic administration of the SparX protein.

Increased Adaptability of Treatment Regimen. Because ARC-T cells are not antigen-specific, they can be adapted to changing disease conditions. Due to tumor heterogeneity and downregulation or loss of the target antigen, r/r disease remains a significant issue for CAR-T therapy. On our ARC-SparX platform, physicians can administer different SparX proteins to redirect the same ARC-T cells to new antigens. This is particularly important in the relapse and refractory settings where tumors may be heterogeneous or downregulate expression of the antigen(s) targeted by the initial SparX proteins. We believe our platform can address refractory disease caused by tumor heterogeneity by using different SparX proteins that target different antigens. This will be particularly important as we move beyond B cell malignancies into indications like AML/MDS or solid tumors. We believe that our ARC-SparX platform can address these issues because the same ARC-T cells can be redirected in vivo to target different antigens through the administration of different SparX proteins for personalized therapy tailored to the molecular profile for each patient’s disease.

Our preclinical studies support the ability of ARC-T cells to kill heterogeneous tumors through sequential administration of SparX proteins with different target specificity. We used an in vivo model in which NSG mice were injected with NALM-6-GFP/Luc expressing either BCMA (97%) or CD123 (3%). We chose this approach as it mimics the antigen heterogeneity often observed in many patient’s tumors. With only 3% of the tumor cells positive for CD123, daily dosing with SparX B had little effect on tumor growth compared to mice which received a non-binding control SparX. In contrast, SparX A had significant anti-tumor activity by day 7 following ARC-T and SparX administration, but tumors rapidly regrew. As shown in the figure below, the tumor cells that regrew were characterized to be completely CD123 positive. However, all the measurable tumor cells could be eliminated by redirecting ARC-T cells through sequential administration of SparX A followed by SparX B. Taken together, these data support the ability of ARC-T cells to be redirected in vivo to kill heterogenous tumors that are refractory to single antigen targeting.

SparX product treating heterogenous disease

Custom Logic-Gated Therapeutics to Enable Selectivity. The unique properties of D-Domains and our ability to engineer them allow us to create mono-valent, multi-valent, or multi-specific SparX to optimize antigen binding affinity and improve efficacy. Bi-specific SparX proteins can be designed as an ‘OR’ gate to target two different antigens for broader tumor cell recognition when faced with antigen heterogeneity or an ‘AND’ gate to more specifically identify diseased cells that uniquely co-express two antigens but spare healthy cells that express only one antigen. We believe an AND-gated SparX may be well suited for targeting solid tumors where it has been challenging to kill the tumor while preserving normal cells that also express the antigen.

AND-gated Bi-specific targeting

As a general matter, SparX proteins do not permanently bind antigens. When both binding domains of a bi-specific antigen are bound to a cell, each binding domain may unbind, but the likelihood of both unbinding at the same time is lower, and therefore, bi-specific SparX proteins are more likely to stay attached to the cells. Through affinity engineering, we believe that if we decrease the affinity of each single antigen binding D-Domain to its target, then the SparX protein will not bind or stay bound long enough for an ARC-T cell to engage and kill the cell bearing only a single antigen. Thus, through engineering and controlled dosing, the AND-gated bispecific SparX proteins can drive greater specificity for dual-antigen expressing tumor cells over single antigen expressing normal cells to avoid the typical on-target off-tumor related toxicities observed with so many conventional CAR-T products targeting solid tumor antigens.

Efficient and Streamlined Manufacturing Across All Programs. ARC-T cells are genetically modified to express the same anti-TAG binding receptor to be used in every patient, regardless of disease or the target-specificity of the SparX protein. We believe this feature may enable use of the same lentiviral vector and similar cell processing, resulting in a scalable manufacturing process that is applicable to every patient across all programs. We have also established manufacturing processes for SparX proteins utilizing a cost-effective microbial-based expression system and purification process. Because each SparX protein is substantially similar regardless of specificity, the manufacturing and purification processes for each SparX protein is substantially similar regardless of specificity. For more details, see “—Manufacturing and Delivery.”

Efficient Regulatory Process. Because the ARC-T cell manufacturing process is identical across all ARC-SparX programs, the regulatory requirements will be shared across the platform. This has distinct advantages that will span global regulatory filings from IND through post BLA requirements.

Our Pipeline Approach

We are leveraging the full breadth of our platform by matching ddCARs and ARC-SparX with the indications in which they would be most effective based on the biology, patients, and market dynamics.

In MM, we plan to:

•	Evaluate the efficacy of our lead product candidate, CART-ddBCMA, in our iMMagine Phase 2 pivotal trial in r/r MM and seek regulatory approval;

•	Pursue expanded access to CART-ddBCMA through label expansion clinical trials, which we refer to as iMMagine-2;

•	Pursue clinical development of CART-ddBCMA in other key geographies, such as Europe and Asia; and

•	Evaluate the potential of our ARC-SparX technology through our planned Phase 1 clinical trial of ACLX-001 in r/r MM.

In AML/MDS, we plan to:

•	Pursue AML/MDS with a library of SparX proteins beginning with ACLX-002 and ACLX-003; and

•

Explore trials that evaluate the use of a single administration of ARC-T cells together with a combination of SparX proteins engineered to target different AML and MDS antigens, including AML-3 and AML-4, to extend the power of the platform.

In additional indications, including solid tumors, we plan to:

•	Extend benefits of our D-Domain platform by applying ddCARs and ARC-SparXs to new indications, including SCLC and HCC.

Our Pipeline

We have built a broad and scalable pipeline that has positioned us to capitalize on the potential of our proprietary platform technologies and achieve long-term growth and sustainability within the field of cell therapy. We have worldwide rights to all of our programs which are summarized in the pipeline charts below:

Our Multiple Myeloma Program

Our MM program is led by our CART-ddBCMA product candidate, which is an autologous cell therapy comprised of D-Domain powered T cells that have been genetically modified to recognize and kill specific cells expressing BCMA, a target antigen for multiple myeloma. We are advancing our CART-ddBCMA product through our iMMagine Phase 2 pivotal trial in patients with r/r MM, which we plan to initiate in late 2022 and thereafter pursue U.S. regulatory approval. CART-ddBCMA has been granted Fast Track and Orphan Drug by the FDA. In May 2021, we also received Regenerative Medicine Advanced Therapy (RMAT) designation for CART-ddBCMA for the treatment of multiple myeloma. Following completion of enrollment for our iMMagine Phase 2 pivotal trial, we plan to continue to enroll more patients into additional clinical trials, to support label expansion to enter into earlier lines of therapy and include patients who have had prior BCMA-targeted. We also plan to pursue international clinical trials to expand into geographic locations in Europe and Asia-Pacific. We are also advancing our initial ARC-SparX program, ACLX-001, an immunotherapeutic combination composed of ARC-T cells and bi-valent SparX proteins targeting BCMA, to treat r/r MM. This program is designed to lay the foundation for our ARC-SparX platform.

Market Opportunity

MM is a type of hematological cancer in which diseased plasma cells proliferate and accumulate in the bone marrow, crowding out healthy blood cells and causing bone lesions, loss of bone density and bone fractures. These abnormal plasma cells also produce excessive quantities of an abnormal immunoglobulin fragment called a myeloma protein (M protein) causing kidney damage and impairing the patient’s immune function.

MM is the third most common hematological malignancy in the United States and Europe, representing approximately 10% of all hematological cancer cases, 20% of deaths due to hematological malignancies and impacting over 100,000 patients globally each year. The Surveillance, Epidemiology, and End Results (SEER) Program database projects that approximately 35,000 new cases of MM in the United States and over 35,000 new cases in six select markets within Europe and Asia.

The median age of MM patients at diagnosis is 69 years with one-third of patients diagnosed at an age of at least 75 years. Because MM tends to afflict patients at an advanced stage of life, patients often have multiple co-morbidities and toxicities that can quickly escalate and become life-endangering. Despite the development and use of multiple new therapies, including second generation proteasome inhibitors (PI) and immunomodulatory drugs (IMiD), stem cell transplantation and CD38-binding monoclonal antibodies, the five-year survival rate is still approximately 50% and MM remains incurable in most patients.

Most patients eventually relapse after treatment, and those who relapse following treatment with second generation PIs and IMiDs have a median event-free-survival of only 5 months and median overall survival of only 9 months. The outcomes of patients following treatment with CD38-binding antibodies are also poor with response rates of approximately 30%, median progression-free-survival (mPFS) of 3.4 months and median overall survival of 9 months.

Currently, multiple BCMA-targeting therapies are in development or under regulatory review, including T cell engagers (TCEs), antibody drug conjugates (ADCs) and CAR-T therapies. Along similar lines, TCEs and CAR-T therapies targeting CD19 and BCMA have been developed and approved for the treatment of certain CD19 and BCMA positive hematological malignancies.

In 2020, the size of the global MM market was approximately $18 billion. We estimate the current total addressable CAR-T market for r/r MM to be approximately $10 billion based on the number of patients who are receiving third line treatments and beyond.

As of November 19, 2021, the only CAR-T therapy targeting BCMA that has been approved by the FDA is Abecma. Bristol Myers Squib is currently enrolling clinical trials targeting expansion of Abecma, currently approved only as a fifth line of therapy, into earlier lines of treatment. The BCMA-targeting ADC, Blenrep is also an approved product and has reported an ORR of 31%, which is considerably lower than the 72% ORR for Abecma. Additionally, Abecma has shown a greater mPFS of 11.1 months, compared with the mPFS of approximately 3 months with Blenrep. Another BCMA-targeting CAR-T therapy, cilta cel, which is being developed by Legend/Johnson & Johnson, has demonstrated a CR rate of 85% and mPFS that will exceed 20 months. Although such responses are a step forward, there remains a need for improved overall response and durability. Across the clinical trials of Abecma and cilta cel, the presence of EMD has been a poor prognostic factor. In these clinical trials, patients with EMD have had lower CR rate, shorter DOR, and shorter PFS. In the Phase 1 trial of cilta cel (LEGEND-2), for instance, the CR rate was approximately 60% in patients with EMD (compared with approximately 80% in non-EMD patients) and mPFS was 8.1 months for patients with EMD (versus 25 months in non-EMD patients).

CART-ddBCMA: Phase 1 Trial Preliminary Results

The CART-ddBCMA Phase 1 multi-center, open label, trial is the first involving one of our proprietary D-Domains and was designed to test CART-ddBCMA in r/r MM patients to evaluate the safety profile of escalating dose levels (DL) and to expand enrollment at a selected dose to further characterize the efficacy and safety profile of that dose. To be eligible, patients must have had at least 3 prior lines of treatment, which had to include an immunomodulatory drug (IMiD), a proteosome inhibitor (PI), and an anti-CD38 antibody, be refractory to the most recent line of therapy, have an ECOG performance status of 0 or 1, have measurable disease, and have adequate function of vital organs. If eligible, patients were enrolled, underwent leukapheresis (apheresis), and could receive bridging therapy while cell manufacturing occurred. When CART-ddBCMA cell manufacturing was complete, patients received lymphodepleting (LD) chemotherapy with fludarabine (Flu) and cyclophosphamide (Cy) on days -5, -4, and -3. On day 0, patients received an intravenous infusion of CART-ddBCMA. After infusion, patients were evaluated at fixed intervals for assessment of AEs and evidence of objective response using PET/CT scan, serum measurement of M-protein (including heavy or light chain measurement), and measurement of number of malignant plasma cells in bone marrow aspirates. Safety data are assessed for dose limiting toxicity in the first 28 days following infusion and will be collected throughout the trial. Long-term safety data will be collected for up to 15 years per health authority guidelines. Efficacy data are assessed pursuant to the International Myeloma Working Group (IMWG) criteria on a monthly basis for the first 6 months and then quarterly for up to two years, or upon symptomatic relapse.

The IMWG uniform response criteria have been utilized in registration studies of approved myeloma drugs. The IMWG uniform response criteria assess efficacy of treatment options for myeloma and allow for a comparison of efficacy between treatment strategies in clinical trials, strict definitions for responses, as shown in the table below, and classifications to improve detail and clarify inconsistent interpretations across clinical trials. The IMWG criteria for sCR, CR, VGPR, and PR are summarized below.

•

stringent Complete Response (sCR): Complete response (as defined below) plus normal free light chain (FLC) ratio and absence of clonal cells in bone marrow biopsy by immunohistochemistry (kappa to lambda light chain ratio (k/l) ≤4:1 or ≥1:2 for k or l patients, respectively, after counting ≥100 plasma cells).

•	Complete Response (CR): Negative immunofixation in the serum and urine; and disappearance of any soft tissue plasmacytomas; and <5% plasma cells in bone marrow aspirates.

•	Very Good Partial Response (VGPR): Serum and urine M protein, detectable by immunofixation but not on electrophoresis; or ≥90% reduction in serum M protein plus urine M protein level <100 mg/24 hr.

•

Partial Response (PR): ≥50% reduction of serum M protein plus reduction in 24-hour urinary M protein by ≥90% or to <200 mg/24 h; or if the serum and urine M protein are unmeasurable, a ≥50% decrease in the difference between involved and uninvolved FLC levels is required in place of the M protein criteria and if serum-free light assay is also unmeasurable, ≥50% reduction in plasma cells is required in place of M protein, provided baseline BMPC percentage was ≥30%. In addition to these criteria, if present at baseline, a ≥50% reduction in the size (SPD) of soft tissue plasmacytomas is also required.

Overall Response Rate (ORR) includes patients that achieved sCR, CR, VGPR or PR. sCR and CR do not indicate that the patient was cured of the condition, as the disease is currently incurable.

The clinical trial began enrollment in December 2019 and the first patient was dosed in February 2020. Three clinical trial sites have participated to date. Additional sites are planned for initiation in 2022. We have completed the dose escalation component with 6 patients each enrolled in DL1 (100 x 106 cells) and DL2 (300 x 106 cells). The preliminary data from the dose escalation were presented at the 2021 Annual Meeting of the American Society of Clinical Oncology (ASCO). Based on the nearly identical ORR in each DL and the observed potential for increased toxicity in DL2, we are currently expanding enrollment at DL1. As of the data cut-off date of November 4, 2021, we have enrolled and dosed an aggregate of 18 patients at DL1. Most recently, data were presented at the 2021 Annual Meeting of ASH. In the efficacy analysis, 19 patients with at least 3 months follow up were included. For the safety analysis, 22 patients were included based on having more than 1 month of follow up.

Subjects followed for <3 months are not yet evaluable for efficacy analyses.

All subjects followed for >1 month are eligible for safety analysis.

The median age of enrolled patients was 66 years (range 44-76). Thirteen (54%) patients were male and 11 were female (46%). Bone marrow replacement of >50% with malignant plasma cells was present in 10 (42%) of patients and 9 (38%) had EMD. Of those for whom cytogenetic evaluation had been performed (n=19), 17 (89%) had high-risk cytogenetics. The median number of prior lines of therapy was 5 (range 3-16). Twenty (83%) patients had triple class refractory disease and 17 (71%) had penta-refractory disease. Taken together, these demographic data indicate the patient population enrolled in this study had poor prognosis with expected median overall survival in the range of 6-8 months based on published analyses of patients with similar characteristics.

*Note: some subjects were not evaluable or data were not available at time of data cut (November 4, 2021).

BMPC = bone marrow plasma cells.

HSCT = hematopoietic stem cell transplant.

Of the efficacy evaluable population (n=19), the objective response rate (ORR) was 100%. The complete response rate (complete or stringent complete response; CR/sCR) was 68% (13/19), with 3 additional responses being VGPR (16%), resulting in a rate of response at depth of VGPR or better of 84% (16/19). We have observed deepening of responses over time, with an increasing proportion of patients who reach sCR/CR with each month on study, which is suggestive that patients treated more recently may still reach deeper responses.

CART-ddBCMA Phase 1 ORR and Depth of Response over Time

As of the November 4, 2021 data cutoff date, amongst the patients who were dosed in DL1 at least 12 months prior with a median follow-up of 539 days, 4 of 6 (67%) were in ongoing response, with an mPFS that exceeded 489 days (~16 months), which could continue to lengthen with further follow-up. Of the 15 patients evaluable for minimal residual disease (MRD) testing, 14 were MRD negative at some level, and 12 had no measurable MRD to ≥10-5 cells, including 7 who had no measurable MRD at 10-6 cells.

A plot of each patient’s response and DOR with MRD response as of the data cutoff date of November 4, 2021, with adjustments to reflect the two disease progressions that occurred since then, is presented below. Responses are ongoing for 14 patients (74%) as of the filing date of the registration statement of which this prospectus forms a part. As a result, median DOR (mDOR) has not yet been reached. For patients in the dose escalation cohort (n=12), ORR was 100% and CR rate was 75% as of November 4, 2021, and mDOR and mPFS could not yet be calculated due to 7 patients having ongoing responses, but they will exceed 10.2 and 11.1 months, respectively.

MRD testing at 10-4 was considered indeterminate; patients with MRD assessment at 10-5 and 10-6 were considered “true negative” for correlation with clinical outcome.

Subjects followed for <3 months are not yet evaluable for efficacy analyses.

* Reflects update to 11/04/2021 data with two patient progressions

In the United States, it is estimated that up to 20% of the r/r MM population has EMD. Patients with EMD in clinical trials of other BCMA-targeting CAR-T therapies have been reported to experience worse outcomes, including lower ORR, lower CR rates, shorter mPFS, and shorter mDOR, than non-EMD patients. In our Phase 1 trial, 38% of all enrolled patients and 58% of the patients in our dose escalation cohort had EMD.

As of the data cutoff date of November 4, 2021, the ORR was 100% and CR rate was 86% for the 7 patients in our dose escalation cohort with EMD who were evaluable for efficacy. mDoR and mPFS could not be calculated due to 4 (of 7) patients having ongoing responses, but they will exceed 11.7 and 12.6 months, respectively. The Phase 1 results of cilta cel (LEGEND-2) as presented at ASH 2020, indicated that ORR was 82.4%, CR rate was approximately 60%, and mPFS was 8.1 months for patients with EMD (mDOR was not reported). Results from the pivotal trial of cilta cel (CARTITUDE-1) did not present separate results for patients with and without EMD, but notably, as the proportion of patients with EMD decreased from 30% in the LEGEND-2 trial to 13% in the CARTITUDE-1 trial, the reported ORR, CR rate, mPFS, and mDOR were all improved compared to LEGEND-2. The data presented in this paragraph are based on cross-trial comparisons and not head-to-head clinical trials and may not be directly comparable due to differences in trial designs and methodologies. Nevertheless, we believe the preliminary results for patients with EMD treated with CART-ddBCMA show a potential for CART-ddBCMA to be a best-in-class treatment for r/r MM for patients with EMD.

We also expect that with additional enrollment in the expansion cohort, the overall patient population tested in our Phase 1 trial will more closely approximate the general r/r MM population without adjustment to the enrollment process, but we intend to take operational steps in our planned pivotal trial of CART-ddBCMA to ensure the population enrolled is representative of the disease at large.

Of the dosed patients, 22 were evaluable for safety analysis. The rate of AEs of grade 3 or higher CRS and ICANS are of special interest (AESIs). A potential difference was observed in the incidence of these events in DL2 compared with DL1. In DL2 (n=6), 1 patient had a grade 3 CRS event and another had a grade 3 ICANS event. No events of grade 3 or higher CRS or ICANS occurred in the 6-patient dose escalation cohort of DL1, but 1 out of 10 patients had a grade 3 ICANS event in the dose expansion cohort. In combined analysis of all patients in DL1, 100% had a grade 1 or 2 CRS event but 0% had grade 3 or higher CRS. The median time to onset of CRS was 1 (range 0-6) day(s) and median duration was 6.5 (range 2-8) days. The median time to ICANS onset was 3 days (range 2-4 days) with a median duration of 8 days (4-9 days). Only 1 (~6%) grade 3 (or higher) ICANS event occurred in DL1. All cases of ICANS and CRS resolved with standard interventions, such as tocilizumab and dexamethasone. We are conducting analyses to determine whether any patients may be treated as an outpatient. Additional AEs, regardless of attribution, were presented at the ASH 2021 Annual Meeting and are presented in the figures below. The observed AEs are consistent with those of other autologous CAR-T cells in clinical trials and in commercial use.

Clinical samples have been analyzed to demonstrate mechanism of action and characterize the cell expansion kinetics of CART-ddBCMA in the phase 1 trial. We have measured CAR-T cell number using polymerase chain reaction (PCR) to quantify the number of gene copies, i.e. vector copy number (VCN), of the CAR from the peripheral blood cells of patients. The pattern of cell expansion is consistent between patients and dose levels. The peak expansion of CART-ddBCMA most commonly occurs on day 9 (range 7-14) and in most subjects, CART-ddBCMA is no longer measurable at day 120. There has been no correlation between peak CART-ddBCMA quantity in the peripheral blood and the best overall response (BORR). Two graphs (one with all doses combined; one separated by dose) demonstrating CART-ddBCMA quantification in peripheral blood over time are shown in the figures below. In the dose escalation cohort, there was no difference in the peak number of CART-ddBCMA cells in the peripheral blood in DL1 versus DL2. However, in DL2, the peak number was reached on day 10, while the peak occurred at day 14 in DL1. We believe this suggests that the higher dose level may have driven more rapid expansion and therefore more cytokine-related adverse events.

CART-ddBCMA cell quantification using PCR to quantify VCN at sequential timepoints (n=21 patients)

	Median time to peak, days	Range, days
DL1	14	9-21
DL2	10	7-14
Combined	11	7-21

We intend to provide further updates on the results of the ongoing Phase 1 trial at the 2022 Annual Meetings of ASCO and ASH this June and December, respectively.

iMMagine: Planned Phase 2 Pivotal Trial of CART-ddBCMA

Our planned Phase 2 pivotal trial of CART-ddBCMA in r/r MM, the iMMagine trial, is scheduled to begin enrollment in 2022. We expect the trial will be a single-arm, open-label, evaluation of the efficacy of CART-ddBCMA, as measured by the primary endpoint of ORR. Secondary endpoints will include sCR/CR rate and duration of response of a single infusion of CART-ddBCMA after lymphodepleting chemotherapy. The primary endpoint was selected based on historical precedent of the primary endpoint used in other CAR-T pivotal trials and the selection of this primary endpoint has been reviewed and agreed with the FDA. Based upon feedback from regulatory authorities, we plan to include a total of approximately 110 patients in an integrated analysis of efficacy and safety, which may include patients from the Phase 1 trial, provided all requirements of the iMMagine trial apply to those patients. We plan to enroll approximately 80 patients in the iMMagine trial and expect a median follow-up requirement of approximately 12 months. This trial will be conducted at institutions in the United States only. Secondary and/or exploratory endpoints will include duration of response, progression free survival (PFS), overall survival (OS), CR/sCR rate, assessment of minimal residual disease, further characterization of the safety profile of CART-ddBCMA in a larger patient population, and confirmatory correlative biomarker analysis for pharmacology, predictive biomarkers of depth and duration of response, and manufactured CART-ddBCMA cell phenotyping. Assuming positive data from this clinical trial, we plan to file a BLA in 2025.

CART-ddBCMA: Earlier Lines of Therapy (iMMagine-2) and Post-BCMA Targeted Therapy

Ultimately, we believe the use of CART-ddBCMA will move to earlier lines of therapy in MM so following completing enrollment of the iMMagine trial, we plan to initiate enrollment of a clinical trial designed to evaluate efficacy of CART-ddBCMA in additional populations, which we refer to as the iMMagine-2 program. Similar to other CAR-T therapies targeting BCMA, we plan to focus on enrollment of patients in earlier lines of therapy that have high risk of recurrence and/or presence of MRD. Additionally, we will enroll a cohort of patients who have been treated with prior BCMA-targeting therapy to determine efficacy and safety in this population. We will seek to demonstrate in the iMMagine-2 trial that CART-ddBCMA can provide clinical benefit in patients in earlier line populations.

CART-ddBCMA: Future Clinical Plans

We also plan to initiate clinical trials of CART-ddBCMA in other key geographies, such as Europe and Asia.

ACLX-001 (BCMA): Planned Clinical Development

Our first ARC-SparX program is ACLX-001, an immunotherapeutic combination composed of ARC-T cells and bi-valent SparX proteins targeting BCMA, or SPRX001, for the treatment of r/r MM. We have received FDA clearance for our IND application to advance ACLX-001 into clinical development, where we will use our ARC-T cells for the first time in combination with SPRX001. We are currently preparing applications for Fast Track, Orphan Drug and RMAT designations. We plan to initiate our Phase 1 dose-escalation clinical trial of ACLX-001 in the first half of 2022, utilizing the same antigen binding domain as CART-ddBCMA. This trial is intended to serve as clinical validation of our ARC-SparX platform as we seek to understand PK, safety profile, and dosing strategy for future clinical development. We intend to present interim clinical data of the Phase 1 trial of ACLX-001 in 2023.

Escalation of the ARC-T cell dose and escalation of the SPRX001 dose may happen in parallel and/or in series depending on observations of safety and efficacy in each combination dose level. In addition, the clinical trial is designed to allow flexibility in the frequency of SPRX001 administration based on observed pharmacokinetics of SPRX001 and ARC-T cell expansion kinetics. Preclinical data suggest that frequency of dosing may be a key factor for the efficacy and safety of ACLX-001 due to the ability to control ARC T interaction with tumor cells (via antigen binding) through SPRX001.

The clinical trial design is intended to accelerate the timeline to meaningful clinical data as compared with more standard dose evaluation approaches. The primary objective of the trial is to identify a dosing regimen that does not exceed the maximally tolerated dose (MTD) and achieves clinical benefit comparable to what has been observed in our Phase 1 clinical trial of CART-ddBCMA. The primary endpoint of the trial will be to determine the incidence of treatment-emergent adverse events (TEAEs), including dose limiting toxicities (DLTs). Upon completion of the Phase 1 trial, we will leverage the learnings from this trial to advance our AML/MDS programs utilizing ARC-SparX and consider developing additional SparX for r/r MM for a broader pipeline in this disease area.

Our AML/MDS Programs

With the ARC-SparX platform we are developing a comprehensive solution for personalized therapy tailored to the molecular profile of an AML/MDS patient’s disease.

Diseased cells from AML and high risk MDS patients often have a complex cytogenetic profile that leads to significant clonal heterogeneity. This heterogeneity exists not only between patients but also within an individual’s disease. Traditional targeted therapies including CAR-Ts have struggled to drive deep and durable responses because they target only a fraction of the patient’s diseased cells. In addition, traditional CAR-T targets in AML/MDS such as CD33, CD123 and CLL1 are expressed on normal myeloid cells, including progenitor cell populations, which may lead to prolonged myelosuppression.

We intend to build a library of SparX proteins targeting different AML and MDS antigens that can be used in any combination depending on the molecular profile of a patient’s diseased cells to combat disease heterogeneity. Furthermore, we believe the controllability of the ARC-SparX platform will give physicians the ability to turn off the therapy once disease is controlled to allow for faster recovery of the normal myeloid compartment and thus less toxicity. We plan to initiate the Phase 1 clinical trial for ACLX-002 for AML/MDS in the second half of 2022 and plan to initiate a Phase 1 clinical trial for ACLX-003, an ARC-SparX product candidate directed at another antigen associated with AML/MDS in 2024.

Background, Current Treatments and Limitations

Acute myeloid leukemia (AML), also referred to as acute myelogenous leukemia, arises from healthy bone marrow stem cells that have accumulated multiple genetic mutations causing the mutated stem cells to grow uncontrollably. The aggressive growth of AML cells in the bone marrow disrupts the development of healthy blood cells including white cells, red cells and platelets. The net result is that AML patients often present with anemia (too few red blood cells), infections (caused by too few functioning white blood cells) or frequent bleeding and bruising (caused by too few platelets). The aggressive growth of AML in the bone marrow and blood, its disruption of normal blood cell production and the lack of durable treatments leave AML patients with a 28.7% five-year survival rate.

According to the National Cancer Institute SEER database, there were estimated to be 64,512 people living with AML in the USA in 2017. In 2020, new cases were estimated to have been approximately 19,940, with 11,180 deaths. The disease accounts for approximately 1.1% of all new cancers, but is the most common acute leukemia affecting adults. AML also represents approximately 20% of childhood leukemia.

The standard of care for the majority of AML patients consists of induction chemotherapy (cytarabine and anthracycline) followed by additional rounds of chemotherapy with or without stem cell transplant. Although approximately two-thirds of patients achieve remission, relapse often occurs within the first 18 months following treatment. The high relapse rate points to the need for new therapies capable of extending disease free survival. We believe there is a critical need to develop new therapeutic modalities with greater safety and efficacy, especially for patients with r/r AML.

Currently, new therapies for AML have many limitations. The lead candidates of small molecule inhibitors of proteins that are over-expressed or otherwise dysregulated in AML show only modest efficacy with short duration of response. Antibody-based therapeutics, including antibody-drug conjugates and bispecifics, have thus far shown limited efficacy and in some cases, significant toxicities. Additionally, CAR-T therapy is being deployed with specificity for various targets including CD33, CD123, FLT3, CLL1, CD19, IL1RAP and NKG2DL. Many of these therapies are in the early stages of clinical development. The common theme across the various therapeutic modalities described above is the need for new therapies with enhanced efficacy and improved safety.

Myelodysplastic syndrome (MDS) is a closely related disease in which a population of abnormal myeloid stem cells develop in the bone marrow. Depending on the type of abnormal, or dysplastic cell that emerges, patients may experience a specific decrease in red blood cells, or one of the disease-fighting cell populations referred to as monocytes, neutrophils and dendritic cells. Like AML, MDS impacts the elderly with patients often diagnosed in their 70s. The incidence of MDS has been estimated to be as low as 10,000 new cases per year in the United States. MDS is considered to be a type of cancer because about one-third of MDS patients progress to AML. Standard therapy for MDS is cytarabine alone or in combination with idarubicin or daunorubicin. Stem cell transplant can cure MDS but the advanced age of onset and co-morbidities often limit MDS patient transplant eligibility due to the toxicity of typical transplant conditioning regimens, especially for those patients characterized with high risk MDS. Thus, new therapies are needed for MDS patients as well.

ACLX-002 (CD123): Preclinical Development

Our first AML/MDS product candidate is ACLX-002, which is be an immunotherapeutic combination agent composed of the same ARC-T cells used in ACLX-001, together with mono-valent SparX proteins that each contain a binding domain directed at CD123.

Based on the potential validation of our ARC-SparX platform in our planned Phase 1 clinical trial of ACLX-001, we intend to advance our ARC-SparX platform into myeloid diseases by initiating our Phase 1 clinical trial for ACLX-002 in the second half of 2022 for the treatment of r/r AML and high-risk MDS. We are currently preparing applications for Fast Track, Orphan Drug and RMAT designations after IND review is complete.

The in vitro cytolytic activity of ACLX-002 was assessed by co-culturing a CD123-expressing human AML tumor, MOLM-14-GFP/Luc. For the negative control, we used ARC-T cells together with a SparX protein that could not bind the tumor (Negative Control). As shown in the figure below, ACLX-002 exhibited dose-dependent MOLM-14 killing across a broad range of SparX protein concentrations (10-4 nM to 102 nM); p<0.0001). In contrast, the same ARC-T cells failed to kill MOLM-14 cells in the presence of the Negative Control SparX. Each data point shows the mean standard deviation for triple replicates where the significance of the comparison of the dose response curves for ACLX-002 and ARC-T dosed together with the Negative Control SparX has a p-value less than 0.0001.

In Vitro Cell Killing of Human MOLM-14-GFP/Luc Tumors by ACLX-002 is Dependent on SPRX002 Dose

The in vivo anti-tumor activity of ACLX-002 was compared to that of a CAR-T cell with a scFv-based binding domain directed at CD123 (CART-CD123). NSG mice were injected on Day 0 with MOLM-14-GFP/Luc, a CD123 expressing human AML cell line, the presence of which can be quantitated by a co-expressed GFP and Luc. We monitored tumor growth by using BLI to measure bioluminescence produced by diseased cells. Six days after MOLM-14 injection, the first group of mice received 5 million CART-CD123 cells, the second group received 5 million ARC-T cells with 1 mg/kg daily (q.d.) of the Negative Control SparX that does not bind the tumor. Mice in the third, fourth and fifth groups each received 5 million ARC-T cells along with doses of 1 mg/kg bi-valent SparX proteins targeting CD123 (SPRX002) q.d., 1 mg/kg SPRX002 dosed every other day (q.o.d.) and 0.3 mg/kg q.o.d. respectively. Each treatment group contained 4 or 5 mice. Mice were imaged weekly for four weeks with an additional imaging on the third day following treatment because this cell line grows quickly. As expected, tumors in mice receiving the Negative Control SparX grew quickly while tumors in mice receiving the CART-CD123 were largely eliminated within 28 days of CART-CD123 administration. The CART-CD123 treatment group as well as all three ACLX-002 treatment groups of mice were observed to have significant anti-tumor activity on days 3, 7 and 14 after receiving treatment (p<0.001). Among mice receiving 1 mg/kg of SPRX002 q.d. or q.o.d., tumors were also mostly cleared within 28 days. Mice treated with 0.3 mg/kg SPRX002 q.o.d displayed robust anti-tumor activity but did not fully clear the tumors by Day 28. These results demonstrate tumor killing that is comparable to that observed with the CART-CD123 and dependent on SPRX002 dose and schedule.

ACLX-002 Clearance of MOLM-14-GFP/Luc Tumors is Dependent on Both Dose and Schedule of SPRX002

ACLX-002 (CD123): Planned Clinical Development

We plan to begin clinical development of ACLX-002 in the second half of 2022 with initiation of a Phase 1, dose escalation trial of both ARC-T cells and SPRX002 in advanced AML and/or MDS. Escalation of the ARC-T cell dose and escalation of the SPRX002 dose may happen in parallel and/or in series depending on observations of safety and efficacy in each combination dose level. In addition, the clinical trial is designed for flexibility in the frequency of SPRX002 administration based on observed pharmacokinetics of SPRX002 and ARC-T cell expansion kinetics. Preclinical data suggest that frequency of dosing may be a key factor for the efficacy and safety of ACLX-002 due to the ability to control ARC-T interaction with tumor cells (via antigen binding) through SPRX002.

The clinical trial design is intended to accelerate the timeline to meaningful clinical data as compared with more standard dose evaluation approaches. The primary objective of the trial is to identify a recommended phase 2 dose (RP2D) that does not exceed the MTD and achieves evidence of clear clinical benefit. The primary endpoint of the trial will be to determine the incidence of TEAEs, including DLTs.

Assuming positive data from the planned Phase 1 trial of ACLX-002, we expect that we will likely conduct Phase 2 trial of ACLX-002 to further study its potential efficacy. Depending on observed efficacy, this trial has the potential to be a pivotal trial from which data could support the filing of a BLA with FDA. We plan to develop ACLX-002 in combination with additional SparX proteins against additional target antigens with the goal of overcoming tumor antigen heterogeneity in AML/MDS.

ACLX-003

We have also identified a group of high priority antigen targets associated with AML/MDS through internal analyses and conversations with key opinion leaders and are developing additional SparX proteins against such target antigens. We anticipate initiating a Phase 1 clinical trial for our next most advanced AML/MDS ARC-SparX product candidate, which we refer to as ACLX-003, in 2024.

The in vitro cytolytic activity of ACLX-003 was assessed by co-culturing a CD123-expressing human AML tumor, MV4-11-GFP/Luc. As shown in the left panel of the figure below, ACLX-003 exhibited dose-dependent MV4-11 killing that was comparable to that seen with ACLX-002. A second AML tumor model, MOLM-14-GFP/Luc, was used to evaluate the in vivo anti-tumor activity of ACLX-003. Six days after MOLM-14 injection, mice received 5 million ARC-T cells with daily administration of 3 mg/kg SPRX003 or 0.3 mg/kg SPRX002. As shown in the right panel of the figure below, tumors in mice receiving either SPRX003 or SPRX002 were eliminated within 14 days of ARC-T administration. These results demonstrate that ACLX-003 is capable of curing mice harboring AML tumors, and we are currently evaluating the anti-tumor activity of lower doses of SPRX003.

Comparable in vitro and in vivo Activity Observed Between ACLX-002 and ACLX-003

Other AML/MDS Product Candidates

We have also isolated D-Domain binders to several other high value AML/MDS targets and plan to progress them in our pipeline to add to our AML/MDS SparX library. In two of our discovery projects, which we refer to as AML-3 and AML-4, we have engineered D-Domains into SparX proteins that bind to AML-3 and AML-4 targets, respectively, and both are undergoing further evaluation. Additionally, we are building a map of target expression in primary AML patient tumors to understand how our targets may eventually be combined to combat the inherent heterogeneity of the disease.

Our Solid Tumor Program

We intend to develop multiple assets and novel technology to combat a variety of solid tumor indications while leveraging the strengths of each of our existing therapeutic platforms.

ddCARs may be best suited for targets that have high homogeneous tumor cell expression with little to no normal cell expression with potential for a wide therapeutic window. We are continuing to build ddCARs where the target biology supports this approach. To this end, we have selected D-Domain binders to an attractive target that we are evaluating as a ddCAR to potentially treat patients with HCC.

Some solid tumors have been shown to contain a high level of heterogeneity within an individual’s tumor. Where this heterogeneity exists, we believe a library of SparX proteins targeting a specific solid tumor patient population has the potential to drive deep and durable responses beyond those produced by any single targeting therapeutic. We currently have engineered novel SparX proteins for various solid tumor-associated antigens, some with overlapping expression in specific patient populations such as SCLC, that together may allow ARC-SparX product candidates to overcome antigen heterogeneity of the disease.

Targeting solid tumors with cellular therapy presents additional hurdles such as on-target off-tumor toxicity as well as physical and immunological barriers. We intend to use a multi-pronged approach employing innovative technological solutions such as AND-gated SparX proteins as well as technologies designed to enhance the persistence and function of ddCAR or ARC-T cells in the tumor environment. We also intend to employ clinical and translational strategies such as combinations with checkpoint inhibitors to boost activity of ddCAR or ARC-T cells to further overcome some common immunological barriers to successful CAR-T therapy.

Additional Indications and Applications of Our Technology

We believe our platform technologies lend themselves to a broad array of potential applications, including:

Novel Targets. We believe our platforms are well suited to safely and rapidly explore targeting of novel antigens that would be otherwise challenging to target with a conventional CAR-Ts. We have successfully generated D-Domain binders to over a dozen tumor antigens and are employing sophisticated tools, such as AI and ML, to optimize these assets. We employ AI-based approaches to assist in the optimization of D-Domain properties and continue to develop AI-based approaches to enhance our discovery process. We currently use an in-silico immunogenicity risk assessment and deimmunization platform using an ML algorithm for predicting potential immunogenic epitopes. We also use AI-based protein structure determination programs to analyze the surface chemistry of our D-Domains to better determine aspects such as library design and hit optimization. We believe further implementation of AI and ML can assist in other areas of the discovery process such as D-Domain affinity optimization from deep learning of analysis of thousands of D-Domain sequences from our panning and screening campaigns.

Allogeneic Cell Therapy Products and Other Immune Cell Therapies. We believe it will be important for patients to have both autologous and allogeneic cell therapy options as both therapeutic options mature, including therapies derived from T cells and NK cells. We believe allogeneic cell therapies may not be a fit for all indications and as such we expect to develop them where applicable as another tool in our fight against cancer that includes our autologous ddCARs and ARC-SparX. While our initial clinical programs utilize autologous ARC-T cells, we also anticipate developing allogeneic cell therapy technologies to target the broadest indications and/or create an off-the-shelf universal cell therapy.

Indications Beyond Oncology. As the field of adoptive cell therapy looks to apply the technology beyond oncology, including transplantation, autoimmune, cardiac, infectious and neurological diseases, so too do we seek to explore such opportunities. We envision expanding into treatments for antibody-mediated autoimmune diseases, such as refractory systemic lupus erythematosus, refractory primary Sjogren’s syndrome, or thrombotic thrombocytopenic purpura. For example, published scientific studies have shown that clearance of plasma cells within patients that have antibody-mediated autoimmune diseases have resulted in improvement in clinical symptoms. We can test CART-ddBCMA or ACLX-001 in these settings to eliminate normal plasma cells for patients with these severe autoimmune diseases.

Diagnostics. Our D-Domains or SparX proteins may be used in various diagnostic settings much like monoclonal antibodies or antibody fragments. As an example, we can envision labeling SparX proteins with a radiotracer for imaging tumors in patients as a patient selection tool prior to starting therapy with that same SparX together with ARC-T cells.

Antibody Alternatives. Our binding domains have many positive attributes over scFv binding domains that we believe could allow them to be used as an scFv alternative in non-cell therapy applications and serve as the foundation to creating a new class of therapeutic antibody alternatives.

Manufacturing and Delivery

Our manufacturing process is consistent across CART-ddBCMA cells and ARC-T cells. This consistent process enables flexibility of cell product production within a site using the same equipment and consistent protocols, utilizing product specific viral vector input. As we advance clinical development of multiple product candidates across our ddCAR and ARC-SparX platforms, we have secured key components, including lentiviral vector, and capacity from our manufacturing partners to ensure we are able to complete enrollment for our planned CART-ddBCMA Phase 2 pivotal trial, earlier line clinical trial of CART-ddBCMA, and our planned Phase 1 trial of ACLX-001.

CART-ddBCMA Cell and ARC-T Cell

We currently rely on third parties for the manufacture and release testing of viral vectors and product candidates for clinical testing. We also currently rely on third parties for patient apheresis material logistics, as well as to package, label, store and distribute our product candidates. As we progress through development to commercialization, we will leverage our best-in-class vendors and evaluate other options to secure commercial-scale capacity.

Our current cell manufacturing supplier has proven to be a reliable partner for the CART-ddBCMA Phase 1 trial, releasing 100% of initiated cell product runs to date, and will continue to deliver cell product for CART-ddBCMA Phase 1 expansion trial. Of the first 20 lots, cell product for CART-ddBCMA has thus far had a mean viability of 98%, a mean CAR+ rate of 74%, and a mean yield of nearly one billion cells, more than sufficient for our intended therapeutic dose of 100 million cells.

Viability by Lot: Viability is reported as the percentage of viable cells in the drug product with an acceptance limit of 70%. Based on over 20 lots of CART-ddBCMA run to date, we have achieved a mean of 98%, well above the acceptance level.

%CAR+ by Lot: CAR positive, as defined by proportion of cells expressing the CAR construct on the cell surface, is well above acceptance levels, as well as published competitor reports. A high proportion of CAR+ cells lowers the total number of T cells required to be administered.

Yield (million of cells): Based on our CART-ddBCMA process, our mean yield is nearly one billion cells, surpassing the levels needed for both our low dose of 100 million cells and our high dose of 300 million cells.

We are continuing to invest in process improvements to reduce the overall process time and improve costs. Our D-Domain, due to its stability, has demonstrated a high transduction rate resulting in a more efficient manufacturing process. We believe this will translate to improved processes that will reduce the time to intervention for patients.

We have established partnerships with established and experienced cell therapy contract manufacturers to supply clinical materials and manufacturing capabilities for our clinical trials. As we scale to commercialization, we will increase capacity with our current suppliers and evaluate other options to secure commercial-scale capacity.

The manufacturing process for our ARC-T cells is consistent with the CART-ddBCMA process. However, cells are transduced with a lentiviral vector encoding our universal ARC, which is a CAR with an anti-TAG binding domain, in lieu of a lentiviral vector encoding the CAR construct with a ddBCMA binding domain. Because our ARC-T cells are designed to express the same TAG-specific binding domain rather than a cell surface antigen-specific binding domain, the same lentiviral vector encoding the universal ARC can be used for every patient regardless of disease or target antigen.

SparX Protein

We manufacture SparX proteins in-house for most research activities, but we use a third-party CMO for most preclinical studies, and all clinical trials. We produce research SparX proteins in mammalian and microbial systems using fermentation and protein purification strategies that we believe can be scaled for commercial purposes. The purified SparX protein is formulated to the desired concentration and then put into the desired formulation buffer. Every SparX protein is monitored throughout the purification process and afterwards using an array of analytical tests that assess SparX protein size, binding activity and potential biophysical changes in the SparX protein. We anticipate the process will evolve over time to improve yields, quality and quantity of recovered SparX protein.

Competition

The biotechnology and pharmaceutical industries, including the oncology subsector, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Any candidate that we successfully develop and commercialize will have to compete with existing therapies as well as therapies that may be developed in the future. While we believe our D-Domain, ddCAR and ARC-SparX platforms and scientific expertise provide us with a number of key advantages, we face substantial competition from many different sources, including large pharmaceutical companies and biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions.

We anticipate substantial direct competition from other organizations developing advanced CAR-Ts, other types of genetically modified cell therapies, or other anti-BCMA biologics due to their promising clinical therapeutic effect in clinical trials including: 2seventy, Abbvie, Allogene, Amgen, Autolus, Bristol-Myers Squibb, CARSgen, Cartesian, Cellular Biomedicine Group, Gracell, GSK, Innovent, Johnson & Johnson, Legend, Novartis, Pfizer, Poseida Therapeutics, Precision BioSciences, Pregene, and Regeneron. In addition, some companies, such as Allogene, Caribou Biosciences, Cellectis, Celyad, and Crispr, are developing allogeneic cell therapies that could compete with our product candidate.

We cannot predict whether other types of CAR-T or other genetically modified cell therapies may be developed and demonstrate greater efficacy, and we may have direct and substantial competition from such therapies in the future. Further, despite the unique approach that we have developed to address the limitations of CAR-T and other types of genetically modified cell therapies, we expect to face increasing competition as new, more effective treatments for cancer enter the market and further advancements in technologies are made. We expect market adoption of any treatments that we develop and commercialize to be dependent on, among other things, efficacy, safety, delivery, price and the availability of reimbursement from government and other third-party payors.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, gene therapy and cell therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our product candidates.

Commercialization

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. Prior to approval of any of our product candidates, we intend to develop a commercialization infrastructure for those products. We will initially focus on the United States and be prepared to expand to other key markets as subsequent regulatory approvals are received. While we are preparing to launch on our own we will continue to evaluate partnership opportunities to provide commercialization infrastructure, including sales and marketing and commercial distribution.

Development, Evaluation and License Agreement with Pfenex Inc.

In December 2018, we entered into a Development, Evaluation and License Agreement with Pfenex Inc. pursuant to which we obtained the option to obtain worldwide, sublicensable, exclusive licenses to incorporate certain proprietary SparX proteins into our ARC-SparX platform. Under the terms of the agreement, Pfenex is eligible to receive development funding in addition to development, regulatory and commercial milestones up to an aggregate of $19.3125 million for each product incorporating a SparX protein expressed using a production strain based on the technology licensed from Pfenex, as well as low single-digit royalties during the royalty term on worldwide net sales of any such products. The royalty term is on a licensed SparX protein-by-licensed SparX protein and country-by-country basis and the shorter of (i) ten years from the date of first commercial sale and (ii) three months after the launch of a generic drug in such country. Such royalties for combination product are subject to certain net sales adjustments. Arcellx may terminate its licenses to individual proprietary SparX proteins at any time upon prior written notice. Either party may terminate for a materially uncured breach subject to a disputed breach resolution mechanism.

Intellectual Property

Developing intellectual property is a vital component of our business plan for maximizing return on our investments. We actively develop intellectual property that we believe is important to our business, including seeking, maintaining, enforcing and defending United States and international patent rights for our product candidates, processes, and our discovery, development, and therapeutic platforms. We pursue, maintain and defend patent rights in strategic areas to protect the technology, inventions and improvements that are important to the commercial development of our business and our competitive position. We also rely on trade secrets to protect aspects of the technology, inventions and improvements that cannot be patented but are important to the development of our business and competitive position. We have spent considerable effort securing intellectual property rights, including patent rights related to our proprietary D-Domain binding domain, ARC and SparX protein technologies and to our product candidates.

We own three patent families directed to the proprietary D-Domain binding domain technology.

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The first patent family includes three pending U.S. non-provisional applications, and several pending foreign patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Organization, Indonesia, India, Israel, Japan, the Republic of Korea, Mexico, New Zealand, Philippines, and Singapore. The family further includes three issued U.S. patents (U.S. Pat. Nos 10,662,248, 10,647,775 and 11,008,397), two granted European patents (EP Pat. Nos. 3280432 and 3280433) and nine patents granted (or applications allowed) in other commercially significant jurisdictions (Australian Pat. No. 2016246426, Israeli Pat. No. 254907,

Indonesian Pat. No. 2018/07812, Japanese Pat. Nos. 6871232 and 6873101, Mexican Pat. No. 2017012679, Singaporean Pat. No. 11201708257U, and South African Pat. No. 2017/06875). EP Pat. No. 3280432 has been validated in Albania, Austria, Belgium, Bulgaria, Switzerland/Liechtenstein, Croatia, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Hungary, Ireland, Iceland, Italy, Lithuania, Luxembourg, Latvia, Monaco, North Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San Marino, and Turkey; EP Pat. No. 3280433 is being validated in Belgium, Switzerland/Liechtenstein, Germany, Denmark, Spain, France, United Kingdom, Italy, Luxembourg, Monaco, Netherlands, Norway, and Sweden. Both EP patents were registered in Hong Kong. The patent family broadly covers libraries of our proprietary D-Domain binding domains, compositions comprising our proprietary D-Domain binding domains and methods of using our proprietary D-Domain binding domains. Compositions covered by the issued/granted claims include fusion polypeptides comprising our proprietary D-Domain binding domain and CARs comprising our proprietary D-Domain binding domains. Methods covered by the issued/granted claims include the use of CARs comprising our proprietary D-Domain binding domain in the treatment of cancer. The issued/granted claims encompass CART-ddBCMA and universal ARC-T cells, ACLX001: BCMA and ACLX002: CD123 SparXs, and methods of using thereof in the treatment of cancer. Any patent issuing from the first family is expected to expire in 2036, not including any patent term adjustment and patent term extension.

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The second patent family is directed to proprietary D-Domain binding domains that bind commercially relevant target antigens and fusion polypeptides containing these domains. The second family includes an international application, three pending U.S. non-provisional applications, and pending foreign patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Organization, Indonesia, India, Israel, Japan, the Republic of Korea, Mexico, New Zealand, Philippines, Singapore, South Africa, and Hong Kong. Any patent issuing from the second family is expected to expire in 2038, not including any patent term adjustment and patent term extension.

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The third patent family is directed to proprietary D-Domain binding domains that bind commercially relevant target antigens and fusion polypeptides containing these domains. The family includes a pending U.S. provisional patent application. We plan to convert the pending application into an international application. Any patent issuing from the family is expected to expire in 2042, not including any patent term adjustment and patent term extension.

We also own two patent families directed to the proprietary ARC-SparX platform technology.

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One patent family is directed to our ARC construct and SparX protein technologies, and to methods of using them in T cell-based and other therapeutic applications. The family includes a pending U.S. non-provisional application, and pending foreign patent applications in Australia, Brazil, Canada, China, the Eurasian Patent Organization, the European Patent Organization, Indonesia, India, Israel, Japan, the Republic of Korea, Mexico, New Zealand, Philippines, Singapore, South Africa, and Hong Kong. Any patent issuing from the family is expected to expire in 2038, not including any patent term adjustment and patent term extension.

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A second patent family is directed to dosing regimens for employing the proprietary ARC-SparX platform technology in therapeutic methods. The family includes a U.S. provisional patent application. We plan to convert the pending application into an international application. Any patent issuing from the family is expected to expire in 2042, not including any patent term adjustment and patent term extension.

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position.

Our trademark portfolio currently contains pending U.S. trademark applications for the ARCELLX, ARC-T, SPARX, SPARX PROTEINS and SPARX PROTEIN trademarks.

We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Therefore, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specified circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach.

The patent and other intellectual property positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development, commercial strategies, drugs or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.

For more information on these risks and other comprehensive risks related to our intellectual property, see “Risks Relating to Our Intellectual Property.”

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products. Generally, before a new biopharmaceutical product can be marketed, considerable data demonstrating its quality, safety, purity and potency must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. Potency is interpreted to mean the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result.

U.S. Biopharmaceutical Development

In the United States, the FDA regulates biopharmaceuticals under the Food, Drug and Cosmetic Act (FDCA) and the Public Health Service Act (PHSA). Biopharmaceuticals also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biologics must be licensed by the FDA under the PHSA through the submission of a BLA before they may be legally marketed in the United States. The process generally involves the following:

•	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board (IRB), or ethics committee at each clinical trial site before each trial may be initiated;

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Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the potency, purity and safety of the investigational product for each proposed indication;

•	Submission to the FDA of a BLA;

•	A determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the BLA;

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States; and

•	Compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

The data required to support a BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources.

Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product biochemistry, formulation and stability, as well as in vitro and animal studies to assess the potential for toxicity and to establish a rationale for therapeutic use for supporting subsequent clinical testing. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the investigational product, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the investigational product has been associated with unexpected serious harm to patients.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board (DSMB) or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the biochemical and physical characteristics of the investigational product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

Further, as a result of the COVID-19 pandemic, the extent and length of which are uncertain, we will be required to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from the COVID-19 virus, which may include using telemedicine visits and remote monitoring of patients and clinical sites. We will also need to ensure data from our clinical studies that may be disrupted as a result of the pandemic is collected pursuant to the trial protocol and is consistent with GCPs, with any material protocol deviation reviewed and approved by the site IRB. Patients who may miss scheduled appoints, any interruption in trial drug supply, or other consequence that may result in incomplete data being generated during a trial as a result of the pandemic must be adequately documented and justified.

For example, on March 18, 2020 and in subsequent updates, the FDA issued a guidance on conducting clinical trials during the pandemic. The guidance describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial and any disruption of the trial as a result of COVID-19; a list of all trial participants affected by COVID-19-related trial disruption by unique subject identifier and by investigational site, and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial.

Compliance with cGMP and GTP Requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in full compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

The FDA also will not approve the product if the manufacturer is not in compliance with GTP. These standards are found in FDA regulations and guidances that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue-based products (HCT/Ps), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission, and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspection that follow a “risk based schedule” may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biologic product candidate as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biologic products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biologic product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biologic product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Review Process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling, biochemistry and manufacturing information to ensure product quality, identity, purity and other relevant data. In short, the BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s FY 2022 fee schedule, effective through September 30, 2022, the user fee for an application requiring clinical data, such as a BLA, is approximately $3.1 million. PDUFA also imposes an annual program fee for each marketed human biologic ($369,413 in FY 2022) and an annual establishment fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes physicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

For biologic drug products, an orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than the indication for which it is designated, it may not be entitled to orphan drug exclusivity.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and has historically been interpreted by FDA to apply to the indication for which the product has been designated. In September 2021, however, the Court of Appeals for the 11th Circuit held that, for the purpose of determining the scope of exclusivity, the term “same disease or condition” means the designated “rare disease or condition” and could not be interpreted by the Agency to mean the “indication or use.” Thus, the court concluded, orphan drug exclusivity applies to the entire designated disease or condition rather than the “indication or use.” It is unclear how this court decision will be implemented by FDA.

Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if the company with orphan drug exclusivity is not able to meet market demand or the subsequent product with the same drug for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care. This is the case despite an earlier court opinion holding that the Orphan Drug Act unambiguously required the FDA to recognize orphan drug exclusivity regardless of a showing of clinical superiority.

Orphan drug status in the European Union has similar, but not identical, requirements and benefits.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drug products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. For biologics, the sponsor can request the FDA to designate the product for fast track status any time before receiving a BLA approval, but ideally no later than the pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM), which is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a biologic shown to be potent can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product.

Additionally, a drug product may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drug products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

RMAT Designation

As part of the 21st Century Cures Act, Congress created the Regenerative Medicine Advanced Therapy (RMAT) designation to facilitate an efficient development program for, and expedite review of, a product candidate that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. A sponsor may request that the FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the criteria. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may, as appropriate, fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. Like some of FDA’s other expedited development programs, RMAT designation does not change the standards for approval but may help expedite the development or approval process.

Abbreviated Licensure Pathway of Biological Products as Biosimilars or Interchangeable Biosimilars

The Patient Protection and Affordable Care Act, or Affordable Care Act (ACA), signed into law in 2010, includes the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

•	Analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components;

•	Animal studies (including the assessment of toxicity); and

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A clinical trial or trials (including the assessment of immunogenicity and pharmacokinetic or pharmacodynamic) sufficient to demonstrate safety, purity and potency in one or more conditions for which the reference product is licensed and intended to be used.

In addition, an application must include information demonstrating that:

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The proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

•	The condition or conditions of use prescribed, recommended or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

•	The route of administration, the dosage form and the strength of the proposed biosimilar product are the same as those for the reference product; and

•	The facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. In addition, the law provides for a designation of “interchangeability” between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

•	The proposed product is biosimilar to the reference product;

•	The proposed product is expected to produce the same clinical result as the reference product in any given patient; and

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For a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA’s implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an orphan drug) may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as “off-label use,” and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new application or supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

•	Warning letters, or holds on post-approval clinical studies;

•	Refusal of the FDA to approve pending applications or supplements to approved applications;

•	Applications, or suspension or revocation of product license approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services (CMS), other divisions of the Department of Health and Human Services, the

Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs must also comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: changes to our manufacturing arrangements; additions or modifications to product labeling; the recall or discontinuation of our products; or additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions where we seek to commercialize any of our product candidates, including countries in Europe and Asia. Such foreign regulations govern, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products as well as authorization and approval of our product candidates. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of a clinical trial or marketing of a product in those countries. Certain countries outside of the United States have a similar approval process that requires the submission of a clinical trial application, or CTA, much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted for each clinical trial to each country’s national health authority and an independent ethics committee, much like the FDA and an IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the corresponding clinical trial may proceed. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP requirements, applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the E.U. Clinical Trials Directive 2001/20/EC has sought to harmonize the E.U. clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the E.U. Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the E.U. countries where the trial is to be conducted by two distinct bodies: the National Competent Authority (NCA) and one or more Ethics Committees (ECs). Under the current regime, all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The E.U. clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation EU No 536/2014 ensures that the rules for conducting clinical trials in the European Union will be identical. In the meantime, Clinical Trials Directive 2001/20/EC continues to govern all clinical trials performed in the European Union.

E.U. Drug Review and Approval

In the European Economic Area (EEA), which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (MA). There are two types of Marketing Authorizations:

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), of the European Medicines Agency (EMA), and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products that are in the interest of public health in the European Union.

•

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (RMS). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (SPC) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the member states of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

PRIME Designation in the EU

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority Medicines (PRIME) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from CHMP or Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at the EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Orphan Drug Designation and Exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

An orphan drug designation provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation because, for example, the product is sufficiently profitable not to justify market exclusivity.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. The CMS has proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs, or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in 2020, the HHS and the CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements, and manufacturer price reporting under Medicare Part B. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the prior administration. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Further, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. In response to this executive order, the HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. In addition, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases. The impact of these regulations and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is currently unknown. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization. These and other health reform measures that are implemented may have a material adverse effect on our operations.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. There is an increasing emphasis on cost containment measures in the United States with respect to healthcare costs and prescription drug prices and we expect it will continue to increase and exert greater pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework could reduce our ability to generate revenue in the future or increase our costs, either of which could have a material and adverse effect on our business, financial condition and results of operations. It is also possible that additional governmental action will be taken to address the COVID-19 pandemic. The continuing efforts of the government, insurance companies, managed care organizations, and other payers of healthcare services and medical products to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for our product candidates, if approved, and our ability to achieve or maintain profitability.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement, in order to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product in the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally, prices tend to be significantly lower.

Employees and Human Capital

As of December 31, 2021, we had 78 full-time employees, 61 of whom were engaged in research and development activities. None of our employees are represented by a labor union or covered under a collective bargaining agreement. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our corporate headquarters are located in Gaithersburg, Maryland, where we lease 13,571 square feet of office and laboratory space pursuant to a lease agreement that expires on January 31, 2030. We believe that our existing facilities are adequate for our near-term needs but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of January 14, 2022:

Name	Age	Position
Executive Officers:
Rami Elghandour	43	President, Chief Executive Officer and Chairman of the Board of Directors
Christopher Heery, M.D.	42	Chief Medical Officer
Lance Thibault, C.P.A.	56	Interim Chief Financial Officer

Key Employees:
Narinder Singh, M.S.	49	Chief Technical Officer
Neeraj P. Teotia	46	Chief Commercial Officer
David Tice, Ph.D.	51	Chief Scientific Officer

Non-Employee Directors:
Ali Behbahani, M.D.(1)(3)	45	Director
Raymond Camahort, Ph.D.*	43	Director
Jill Carroll, M.S.(2)(3)	46	Director
David Lubner, M.S., C.P.A.(1)(2)	57	Director
Kavita Patel, M.D.(2)	48	Director
Lewis T. Williams, M.D., Ph.D.(3)	72	Director
Derek Yoon(1)	47	Director

*

Dr. Camahort has notified us that he will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance and nominating committee

Executive Officers

Rami Elghandour has served as our President, Chief Executive Officer and Chairman of the Board of Directors since January 2021. Previously, Mr. Elghandour served in various roles at Nevro Corp., a medical device company, from October 2012 to March 2019 including President, Chief Business Officer and most recently Chief Executive Officer and as a member of the board of Nevro Corp. from May 2016 to March 2019. From September 2008 to October 2012, Mr. Elghandour managed investments for Johnson & Johnson Development Corporation (JJDC), the venture investing arm of Johnson & Johnson (NYSE:JNJ), where he led several investments and served on the board of directors of a number of private companies, including Nevro’s board of directors. Additionally, he led strategic initiatives in the development and management of JJDC’s portfolio. From 2001 to 2006, Mr. Elghandour worked for Advanced Neuromodulation Systems, Inc. (acquired by St. Jude Medical), a medical device company, where he led firmware design and development on several implantable neurostimulators. Mr. Elghandour received an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S. in Electrical and Computer Engineering from Rutgers University School of Engineering. We believe that Mr. Elghandour is qualified to serve on our board due to his investment and engineering experience, strategic track record, and his service as our President and Chief Executive Officer.

Christopher Heery, M.D. has served as our Chief Medical Officer since April 2021. Previously, Dr. Heery, served as Chief Medical Officer of Precision BioSciences, Inc., a genome editing company, from May 2019 to April 2021, where he oversaw the clinical development of one of the first allogeneic CAR-T cell platforms and provided clinical insight into clinical efforts for gene editing therapeutics. Dr. Heery also served as

Chief Medical Officer at Bavarian Nordic A/S, a biotechnology company, from October 2016 to April 2019, where he oversaw clinical development programs for its immune-oncology and infectious disease portfolios. Prior to that, he was a Staff Clinician and then an Associate Research Physician and Head of the Clinical Trials Group of the Laboratory of Tumor Immunology and Biology at the National Cancer Institute (NCI), a U.S. government health agency, from April 2012 to November 2013 and November 2013 to September 2016, respectively, where he was part of a larger effort to create new immunotherapies for the treatment of cancer. He joined the NCI Medical Oncology Branch as a Medical Oncology Fellow in 2009 and also served as an Adjunct Appointment in the Genitourinary Malignancies Branch. Dr. Heery is board certified in Medical Oncology and Internal Medicine. He received a B.A. from Duke University and a M.D. from East Carolina University Brody School of Medicine, and completed his internal medicine residency at the University of Illinois at Chicago.

Lance Thibault, C.P.A. has served as our Interim Chief Financial Officer since January 2022. Since January 2014, Mr. Thibault has served as managing director of Danforth Advisors, LLC providing operational, financial and strategic services at a number of private and public pharmaceutical and biotechnology companies, including as Interim Chief Financial Officer of Aadi Bioscience, Inc. (NASDAQ: AADI) from July 2021 to November 2021, as Acting Chief Financial Officer of Pieris Pharmaceuticals, Inc (NASDAQ: PIRS) from February 2017 to April 2018, and as Interim Chief Financial Officer of Proteostasis Therapeutics, Inc. (NASDAQ: PTI) from April 2015 to August 2016. Prior to 2010, Mr. Thibault was Chief Financial Officer and Treasurer of deCODE genetics, Inc. (NASDAQ: DCGN), and a director at PricewaterhouseCoopers LLP. Mr. Thibault is a Certified Public Accountant and received his B.S. in Accountancy from Bentley University.

Key Employees

Narinder Singh, M.S. has served as our Chief Technical Officer since October 2021. Prior to joining us, Mr. Singh was Chief Technical Officer at Forte Biosciences (Nasdaq:FBRX), a clinical-stage, biopharmaceutical company focused on dermatology, from August 2021 to October 2021. Prior to that, Mr. Singh was Head of Technical Operations at Aimmune, Inc., a biopharmaceutical company, from July 2020 to July 2021. Prior to that, Mr. Singh served as Senior Vice President, Pharmaceutical Sciences and Manufacturing at Genocea Biosciences, a biopharmaceutical company, from March 2018 to July 2020, and as Vice President, Drug Product Development & Manufacturing at Momenta Pharmaceuticals, a biotechnology company, from July 2015 to March 2018. From May 1997 to July 2015, Mr. Singh served in a variety of technical leadership roles in drug product development and commercialization at Amgen Inc., a biopharmaceutical company. Mr. Singh holds an Integrated M. Tech in Biochemical Engineering and Biotechnology from the Indian Institute of Technology in Delhi, India; an M.S. in Chemical Engineering from the University of Houston; and an M.B.A. from the UCLA Anderson School of Management.

Neeraj Teotia has served as our Chief Commercial Officer since April 2021. Previously, Mr. Teotia served as Vice President, Marketing of Nevro Corp. (NYSE:NVRO), a medical device company, from May 2016 to April 2021, having held roles of increasing responsibility in marketing since joining Nevro as Director, Marketing in April 2014. From July 2012 to April 2014, Mr. Teotia served as a Director, New Business Development in the Global Surgery Group at Johnson & Johnson (NYSE:JNJ), a diversified healthcare company, where he was responsible for assessing various licensing and acquisition opportunities. Prior to his role in New Business Development, Mr. Teotia worked in various marketing, licensing & acquisitions and research & development roles within the medical device group at Johnson & Johnson. Mr. Teotia received an M.B.A. from the Kellogg School of Management at Northwestern University and holds a B.S. in Electrical Engineering from the University of Illinois at Urbana-Champaign.

David Tice, Ph.D. has served as our Chief Scientific Officer since July 2021 and previously served as our Vice President, Research and Translational Sciences after joining our company in April 2020. Previously, Dr. Tice served as Senior Director at MedImmune, the global biologics research and development unit of AstraZeneca (Nasdaq:AZN), from 2002 to April 2020. While serving as the head of the antibody drug conjugate strategic area at AstraZeneca, Dr. Tice managed a portfolio of over 20 pipeline projects spanning discovery to

Phase 1. Prior to this experience, Dr. Tice worked at Genentech from 1999 to 2002 where he focused on genomics-based target discovery and monoclonal antibody targeting in cancer. Dr. Tice received his B.S. in Biology from Virginia Tech before receiving his Ph.D. in Molecular Medicine from the University of Virginia.

Non-Employee Directors

Ali Behbahani, M.D. has served as a member of our board of directors since January 2015. Dr. Behbahani joined New Enterprise Associates (NEA), a venture capital firm, in 2007 and is currently a general partner on the healthcare team. Prior to joining NEA, he worked as an intern and later as a consultant in business development at The Medicines Company, a specialty pharmaceutical company developing acute care cardiovascular products. He previously held positions as a Venture Associate at Morgan Stanley Venture Partners from 2000 to 2002 and as a Healthcare Investment Banking Analyst at Lehman Brothers from 1998 to 2000. He has been a member of the board of directors of Genocea Biosciences (Nasdaq:GNCA) since February 2018, Oyster Point Pharma (Nasdaq:OYST) since July 2017, Monte Rosa Therapeutics, Inc. (Nasdaq:GLUE) since April 2020, Nkarta, Inc. (Nasdaq:NKTX) since August 2019, Black Diamond Therapeutics (Nasdaq:BDTX) since December 2018, CRISPR Therapeutics AG (Nasdaq:CRSP) since April 2015, Adaptimmune Therapeutics Plc (Nasdaq:ADAP) since September 2014, CVRx, Inc. (Nasdaq: CVRX) since July 2013, Minerva Surgical, Inc. (Nasdaq: UTRS) since May 2011, and was on the board of Nevro Corp. (NYSE:NVRO) from August 2014 to March 2019. Dr. Behbahani received a B.S. in biomedical engineering, electrical engineering and chemistry from Duke University, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.D. from the University of Pennsylvania School of Medicine. We believe that Dr. Behbahani is qualified to serve on our board due to his experience in life sciences and his experience as a member of the boards of directors of multiple companies in the life science industry.

Raymond Camahort, Ph.D. has served as a member of our board of directors since November 2021. Dr. Camahort has been employed at Novo Ventures (US) Inc. in Boston, Massachusetts since 2015, where he served as an associate from 2015 to 2019 and a principal from January 2020 to present. Dr. Camahort has also served on the board of directors of Inspirna, Inc. since October 2021, and has served as a Board Observer at Checkmate Pharmaceuticals and Stride Bio. He has over 15 years of combined research, business development, and venture capital experience, with expertise in biochemistry, molecular biology, and genetics. Dr. Camahort was an associate at the Harvard University Office of Technology Development from September 2013 to October 2015 where he worked to commercialize technologies developed in both chemistry and stem cell/regenerative biology. Dr. Camahort completed a National Institute of Health (NIH) post-doctoral training fellowship at Harvard University from July 2009 to September 2013 while concurrently holding a business development position at Partners Healthcare Research Ventures and Licensing from February 2013 to August 2013. Dr. Camahort holds a Ph.D. from the University of Kansas in biochemistry and molecular biology, and a BS in biological sciences from the University of California Santa Barbara. We believe Dr. Camahort is qualified to serve on our board due to his experience as an investor and his extensive experience in life sciences.

Jill Carroll, M.S. has served as a member of our board of directors since September 2017. Ms. Carroll has served as partner of SR One Capital Management, LP (S.R. One), an entity affiliated with SR One Capital Fund I Aggregator, LP since September 2020. Prior to S.R. One, Ms. Carroll was principal at S.R. One, Limited, initially joining as a Senior Associate in September 2011. From August 2010 to August 2011, Ms. Carroll served as a VP, Corporate Development at Limerick Biopharma. Between May 2004 and August 2010, Ms. Carroll was served as the Senior Director, Strategic Planning & Corporate Development at Dynavax Technologies (Nasdaq:DVAX), where she was involved in multiple pharma-partnering deals, as well as substantial private and public financings. Ms. Carroll also served as a director at Clearview Projects from Sept 2001 to May 2004 and as a consultant specializing in health care at Mercer Management Consulting from March 1999 to July 2001. Ms. Carroll is a member of the board of directors of HotSpot Therapeutics and Odyssey Therapeutics. Ms. Carroll received her B.S. in Chemistry from Duke University and her M.S. in Biochemistry, Cellular and Molecular Biology from Johns Hopkins University. We believe that Ms. Carroll is qualified to serve our board of directors because of her substantial experience as an investor and her prior management experience as a consultant and as an executive.

David C. Lubner, M.S., C.P.A. has served as a director of our company since August 2020. Mr. Lubner served as Executive Vice President and Chief Financial Officer of Ra Pharmaceuticals Inc., a biotechnology company acquired by UCB S.A. in April 2020, from January 2016 until June 2020. Before joining Ra Pharmaceuticals, Mr. Lubner served as Chief Financial Officer of Tetraphase Pharmaceuticals from its inception in 2006 to 2016, as Chief Financial Officer of PharMetrics from 1999 until it was acquired by IMS Health in 2005 and as Vice President and Chief Financial Officer of ProScript from 1996 to 1999, where Velcade® (bortezomib), a therapy widely used for the treatment of the blood cancer multiple myeloma, was discovered. Mr. Lubner serves as a member of the board of directors of Dyne Therapeutics Inc. (Nasdaq:DYNE), Gemini Therapeutics, Inc. (Nasdaq:GMTX), Vor Biopharma Inc. (Nasdaq:VOR), Point Biopharma, Inc. (Nasdaq:PNT) and several other private companies, and Mr. Lubner previously served on the board of directors of Nightstar Therapeutics plc from 2017 until it was acquired by Biogen in June 2019 and Therapeutics Acquisition Corporation (d/b/a as Research Alliance Corp. I.), a blank check company focused on the healthcare industry. Mr. Lubner is a Certified Public Accountant and is a member of the American Institute of CPAs. He received his B.S. in business administration from Northeastern University and an M.S. in taxation from Bentley University. We believe that Mr. Lubner is qualified to serve on our board based on his financial and senior executive leadership experience and his biotechnology company board experience, including serving as an audit committee chair.

Kavita Patel, M.D. has served as a member of our board of directors since December 2021. Dr. Patel has been employed as a primary care physician at Mary’s Center in Washington, DC since January 2020. Since January 2011, Dr. Patel has served as a Nonresident Fellow at the Brookings Institution. Dr. Patel has also served as a venture partner at NEA since 2017. Dr. Patel previously served in leadership roles at Johns Hopkins from 2011 to 2018. From 2009 to 2010, she served as Director of Policy for the Office on Intergovernmental Affairs and Public Engagement at The White House. From 2007 to 2009, she served as policy analyst and trusted aide and was part of the senior staff of the Health, Education, Labor and Pensions (HELP) Committee under Senator Edward Kennedy’s leadership. Dr. Patel currently serves as a member of the board of directors of several non-profit organizations, including SSM Healthcare, a non-profit integrated delivery system. She has also served as a member of the Health and Human Services (HHS) Physician Focused Payment Model Technical Advisory Committee from 2016 to 2021. Dr. Patel’s prior research in healthcare quality and community approaches to mental illness have earned national recognition and she has published numerous papers and book chapters on healthcare reform and health policy. Dr. Patel previously served on the board of directors of Tesaro, Inc. (Nasdaq: TSRO) from 2016 to 2018. Dr. Patel currently serves on the board of directors of Sigilon Therapeutics, Inc. (Nasdaq: SGTX), SelectQuote, Inc. (NYSE: SLQT) and Intelligent Medicine Acquisition Corp. (NASDAQ: IQMD). Dr. Patel earned an M.D. from University of Texas Health Science Center, an M.S. in Health Services Research from the University of California Los Angeles and her B.A. from the University of Texas at Austin. We believe that Dr. Patel is qualified to serve our board of directors because of her clinical and business experience and history as a policy maker, hospital administrator and practicing clinician.

Lewis T. Williams, M.D., Ph.D. has served as a member of our board of directors since August 2019. Dr. Williams is currently President and CEO of a private cell therapy company, Walking Fish Therapeutics, and has been venture partner at Quan Capital, a life sciences venture fund, since August 2018. Dr. Williams founded Five Prime Therapeutics (Nasdaq:FPRX), a biotechnology company, in December 2001, served as Five Prime’s Executive Chairman from July 2003 to January 2012 and January 2018 to December 2018, as President and Chief Executive Officer from August 2011 to December 2017 and as a member of Five Prime’s board of directors from January 2002 until December 2019. Previously, Dr. Williams spent seven years at Chiron Corporation, a biopharmaceutical company, now Novartis Vaccines and Diagnostics, Inc., most recently as its Chief Scientific Officer. Prior to joining Chiron, Dr. Williams was a professor of medicine at the University of California, San Francisco and served as Director of the University Cardiovascular Research Institution and Daiichi Research Center. Dr. Williams has also served on the faculties of Harvard Medical School and Massachusetts General Hospital and co-founded COR Therapeutics, Inc., a biotechnology company focused on cardiovascular disease. He is a member of the National Academy of Sciences and a fellow of the American Academy of Arts and Sciences. Dr. Williams is currently on the board of directors of Protagonist Therapeutics, Inc. (Nasdaq:PTGX) and Neoleukin Therapeutics (Nasdaq:NLTX) and was previously a member of the board of directors of Chiron, COR Therapeutics and Beckman Coulter, Inc., each of which was a public company during his service as a director. Dr. Williams received a B.S. from Rice University and an M.D. and a Ph.D. from Duke University. We believe that Dr. Williams’ experience in drug discovery and development and in executive positions at several pharmaceutical companies, his experience as a founder of a publicly traded healthcare company and his service as a director of other publicly traded healthcare companies give him the qualifications, skills and financial expertise to serve on our board of directors.

Derek Yoon has served as a member of our board of directors since April 2020. Mr. Yoon has been employed as President & CEO at Solasta Ventures (previously known as Aju IB Investment) (Solasta), a venture capital firm, since November 2013 and a member of the board of directors of Solasta since July 2019. Since December 2017, Mr. Yoon has served as member of the board of directors of Trefoil Therapeutics, and between December 2015 and August 2017, Mr. Yoon served on the board of directors of Clearside Biomedical (Nasdaq:CLSD). Prior to Solasta, Mr. Yoon was a Portfolio Manager with RBS Citizens from April 2011 to November 2013. From July 2009 to April 2011, Mr. Yoon was an Investment Manager at Berwind Private Equity. From October 1999 to July 2007, Mr. Yoon was Investment Manager at Kibo Capital in South Korea. Mr. Yoon received a Master of Finance from Boston College and a M.B.A. from Babson College. Mr. Yoon also received a B.S. in Chemical Engineering from Yonsei University in South Korea. We believe Mr. Yoon is qualified to serve on our board of directors due to his experience in life sciences and his experience as a member of the boards of directors of multiple companies in the life science industry.

Board Composition

Our board of directors currently consists of eight members, with one vacancy. One of our current directors, Dr. Camahort, has notified us that he will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Ali Behbahani, M.D., Lewis T. Williams, M.D., Ph.D. and Derek Yoon, and their terms will expire at the annual meeting of stockholders to be held in 2023;

•	The Class II directors will be Jill Carroll, M.S. and Kavita Patel, M.D., and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•	The Class III directors will be Rami Elghandour, and David Lubner, M.S., C.P.A., and their terms will expire at the annual meeting of stockholders to be held in 2025.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation and amended and restated bylaws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors of a listed company must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Ali Behbahani, M.D., Jill Carroll, M.S., David Lubner, M.S., C.P.A., Kavita Patel, M.D., Lewis T. Williams, M.D., Ph.D., and Derek Yoon representing six of our eight directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. Mr. Elghandour is not an independent director because he is our President and Chief Executive Officer. Our board of directors did not review the independence of Raymond Camahort, Ph.D., as Dr. Camahort has notified us that he will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Mr. Elghandour serves as both our Chief Executive Officer and Chairman of the Board. In addition, our board does not have a lead independent director at this time, but will continue to monitor and evaluate the appropriateness of our board leadership structure. Our board believes that Mr. Elghandour’s service as both Chairman of the Board and Chief Executive Officer is in the best interest of the Company and its stockholders.

Mr. Elghandour possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing us and our business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. Specifically, his combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to our stockholders, employees, customers and manufacturers.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The corporate governance and nominating committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which has the composition and the responsibilities described below.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be David Luber, M.S., C.P.A., Ali Behbahani, M.D., and Derek Yoon. David Lubner, M.S., C.P.A. will be the chair of our audit committee and David Lubner, M.S., C.P.A. will be our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

•	Select and hire the independent registered public accounting firm to audit our financial statements;

•	Help to ensure the independence and performance of the independent registered public accounting firm;

•	Approve audit and non-audit services and fees;

•

Review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	Prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	Review reports and communications from the independent registered public accounting firm;

•	Review the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•	Review our policies on risk assessment and risk management;

•	Review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

•	Review related party transactions; and

•

Establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Kavita Patel, M.D., Jill Carroll, M.S., and David Lubner, M.S., C.P.A. Jill Carroll, M.S. will be the chair of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

•	Oversee our overall compensation philosophy and compensation policies, plans and benefit programs;

•	Review and approve or recommend to the board of directors for approval compensation for our executive officers and directors;

•	Prepare the compensation committee report that the SEC will require to be included in our annual proxy statement; and

•	Administer our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our corporate governance and nominating committee will be Ali Behbahani, M.D., Jill Carroll, M.S., and Lewis T. Williams, M.D., Ph.D. Ali Behbahani, M.D. will be the chair of our corporate governance and nominating committee. Our corporate governance and nominating committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Specifically, the corporate governance and nominating committee will:

•	Identify, evaluate and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	Consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	Review developments in corporate governance practices;

•	Evaluate the adequacy of our corporate governance practices and reporting; and

•	Evaluate the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Director Compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. We reimburse our directors for expenses associated with attending meetings of our board of directors and its committees. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.

The following table presents the total compensation that each of our then non-employee directors received during the year ended December 31, 2021.

	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Tiba Aynechi, Ph.D.(1)	—	—	—	—
Ali Behbahani, M.D.	—	—	—	—
Raymond Camahort, Ph.D.	—	—	—	—
Jill Carroll, M.S.	—	—	—	—
David Lubner, M.S., C.P.A.	—	510,185	—	510,185
Kavita Patel, M.D.	—	409,379	—	409,379
Lewis T. Williams, M.D., Ph.D.	—	—	—	—
Derek Yoon	—	—	—	—

(1)	Dr. Ayenchi resigned from our board of directors on November 8, 2021.
(2)

The amounts disclosed represent the aggregate grant date fair value of the award as calculated in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in Note 2 to our audited financial statements included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the directors upon vesting of the applicable awards.

(3)

As of December 31, 2021, Mr. Lubner held stock options to purchase 610,000 shares of our common stock and Dr. Patel held stock options to purchase 435,000 shares of our common stock. None of our other non-employee directors held stock awards or option awards as of December 31, 2021.

Directors who are also our employees receive no additional compensation for their service as directors. Mr. Elghandour was an employee director during 2021. See the section titled “Executive Compensation” for additional information about Mr. Elghandour’s compensation.

Non-Employee Director Compensation Policy

Prior to the effectiveness of this offering, we expect our board of directors to adopt, and our stockholders to approve, a new compensation policy for our non-employee directors that will be effective as of the date of the first sale of shares to the general public pursuant to this offering. This policy was developed with input from our independent compensation consultant regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board of directors or committee meetings.

The compensation policy includes a maximum annual limit of $750,000 of cash retainers or fees and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year, increased to $1,000,000 in the first year an individual becomes a non-employee director. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services under the outside director compensation policy:

•	$40,000 per year for service as a board member;

•	$20,000 per year for service as a lead independent director;

•	$15,000 per year for service as chair of the audit committee;

•	$7,500 per year for service as a member of the audit committee;

•	$10,000 per year for service as chair of the compensation committee;

•	$5,000 per year for service as a member of the compensation committee;

•	$8,000 per year for service as chair of the corporate governance and nominating committee; and

•	$4,000 per year for service as a member of the corporate governance and nominating committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee, provided that each non-employee director who serves as the lead independent director will receive the annual fee for service as a board member and an additional annual fee as the lead independent director. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity compensation

Initial Award: Each person who first becomes a non-employee director after the date of the effective date of the policy will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of a stock option (the Initial Award) covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) equal to $600,000; provided that any resulting fraction will be rounded down to the nearest whole share. Each Initial Award will vest as follows: 1/3rd of the shares subject to the Initial Award will be scheduled to vest each year following the grant date on the anniversary of the grant date, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to Initial Awards.

Annual Award: Each non-employee director automatically will receive, on the first trading day immediately following each annual meeting of our stockholders following the effective date of the policy, an annual award of a stock option (each, an Annual Award) covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) of $300,000; provided that the first Annual Award granted to an individual who first becomes a non-employee director following the effective date of the policy will have a grant date fair value equal to the product of (A) $300,000 multiplied by (B) a fraction, (i) the numerator of which is equal to the number of fully completed days between the non-employee director’s initial start date and the date of the first annual meeting of our stockholders to occur after such individual first becomes a non-employee director, and (ii) the denominator of which is 365; and provided further that any resulting fraction will be rounded down to the nearest whole share. Each Annual Award will vest as follows: 100% of the shares subject to the Annual Award will be scheduled to vest upon the earlier of the one year anniversary of the grant date or the next annual meeting of our stockholders that occurs following the grant date, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date.

In the event of a “change in control” (as defined in our 2022 Plan), each non-employee director will fully vest in their outstanding company equity awards issued under the director compensation policy, including any Initial Award or Annual Award, immediately prior to the consummation of the change in control provided that the non-employee director continues to be a non-employee director through such date.

Outside Director Awards in Connection with Our Initial Public Offering

In addition to the equity awards to be received under our outside director compensation policy, our board of directors has approved grants of options to purchase shares of our common stock (Director IPO Options) to Ali Behbahani, Jill Carroll, David Lubner, Kavita Patel and Derek Yoon pursuant to the terms of the 2022 Plan and the form of option agreement thereunder, subject to each such individual continuing to serve as one of our non-employee directors through the date of grant. The Director IPO Options will be granted on the date of the pricing of our initial public offering. Each Director IPO Option will cover a number of shares of our common stock such that the grant date fair value of the Director IPO Option, as determined under GAAP, will be equal to $600,000. All of the shares subject to each Director IPO Option shall vest as follows: 25% of the shares subject to a Director IPO Option will be scheduled to vest on the one year anniversary of the date of grant, and 1/48th of the shares subject to such Director IPO Option shall vest each month thereafter on the same day of the month as the date of grant, in each case subject to the non-employee director continuing to be a non-employee director through the applicable vesting date. Each Director IPO Option will have a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Jill Carroll, M.S. and David Lubner, M.S., C.P.A. have or may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act. These transactions between us and members of our compensation committee and affiliates of such members are disclosed in “Certain Relationships and Related Party Transactions,” and such disclosure is incorporated by reference herein.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at www.arcellx.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

EXECUTIVE COMPENSATION

Our named executive officers for 2021 are:

•	Rami Elghandour, our current President and Chief Executive Officer;

•	David Hilbert, our former President and Chief Executive Officer;

•	Christopher Heery, our current Chief Medical Officer; and

•	Neeraj Teotia, our current Chief Commercial Officer.

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)		Option Awards ($)(2)		Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Rami Elghandour	2021	470,272	234,932		(4)	12,299,542	(5)	—	8,700
President and Chief Executive Officer
David Hilbert, Ph.D.	2021	416,433	166,400	—		431,865	(6)	—	8,700	1,023,398
Former President and Chief Executive Officer
Christopher Heery, M.D.	2021	295,336	192,337	—		1,535,520	(7)	—	8,700	2,031,893
Chief Medical Officer
Neeraj Teotia	2021	245,785	97,644	—		1,535,960	(8)	—	7,381	1,886,770
Chief Commercial Officer

(1)

The amounts reported represent discretionary bonuses to be paid in lump sum in March 2022 based upon the achievement of company goals for the year ended December 31, 2021, as determined by our board of directors.

(2)	The assumptions used in calculating the grant date fair value of the options disclosed in this column are set forth in Note 2 to our audited financial statements included elsewhere in this prospectus.
(3)	The amounts reported represent matching contributions under our 401(k) plan.
(4)

The amount reported represents the grant date fair value of a restricted stock unit award covering 5,244,329 shares of our common stock granted to Mr. Elghandour on June 9, 2021, in the amount of $             as computed in accordance with ASC Topic 718.

(5)

The amount reported represents the sum of the following: (i) the grant date fair value of the stock option to purchase 5,878,407 shares of our common stock granted to Mr. Elghandour on February 6, 2021 with an exercise price of $1.57 per share, in the amount of $7,784,451 as computed in accordance with ASC Topic 718, (ii) the incremental increase in the fair value of the stock option originally granted to Mr. Elghandour on February 6, 2021 arising from the repricing of such stock option from an exercise price of $1.57 per share to an exercise price of $1.14 per share on June 9, 2021, in the amount of $213,700 as computed in accordance with ASC Topic 718, and (iii) the grant date fair value of the stock option to purchase 4,610,250 shares of our common stock granted to Mr. Elghandour on June 9, 2021 with an exercise price of $1.14 per share, in the amount of $4,301,391 as computed in accordance with ASC Topic 718.

(6)

The amount reported represents the grant date fair value of the stock option to purchase 450,000 shares of our common stock granted to Dr. Hilbert on June 9, 2021 with an exercise price of $1.14 per share, in the amount of $431,865 as computed in accordance with ASC Topic 718.

(7)

The amount reported represents the grant date fair value of the stock option to purchase 1,600,000 shares of our common stock granted to Dr. Heery on June 9, 2021 with an exercise price of $1.14 per share, in the amount of $1,535,520 as computed in accordance with ASC Topic 718.

(8)

The amount reported represents the sum of the following: (i) the grant date fair value of the stock option to purchase 1,400,000 shares of our common stock granted to Mr. Teotia on June 9, 2021 with an exercise price of $1.14 per share, in the amount of $1,343,580 as computed in accordance with ASC Topic 718, and (ii) the grant date fair value of the stock option to purchase 200,000 shares of our common stock granted to Mr. Teotia on October 21, 2021 with an exercise price of $1.14 per share, in the amount of $192,380 as computed in accordance with ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2021:

		Option Awards						Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(2)		Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($)(3)
Rami Elghandour	2/6/2021	5,878,407	(4)	—	1.14	(5)	2/6/2031
	6/9/2021	4,610,250	(6)	—	1.14		6/9/2031
	6/9/2021	—		—				5,244,329	(7)	6,345,638
David Hilbert, Ph.D.	9/18/2018	1,135,489	(8)	—	0.14		9/18/2028
	1/31/2020	2,066,710	(9)	—	0.58		1/31/2030
	6/9/2021	450,000	(10)	—	1.14		6/9/2031
Christopher Heery, M.D.	6/9/2021	1,440,000	(11)	—	1.14		6/9/2031
	6/9/2021	160,000	(12)	—	1.14		6/9/2031
Neeraj Teotia	6/9/2021	1,374,000	(13)	—	1.14		6/9/2031
	6/9/2021	26,000	(14)	—	1.14		6/9/2031
	10/21/2021	200,000	(15)	—	1.14		10/21/2031

(1)	Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2017 Plan.
(2)	Except as otherwise provided below, this column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)

This column represents the fair market value of a share of our common stock as of December 31, 2021, the market value has been calculated based on an estimated per-share common stock value of $1.21 per share as of December 31, 2021.

(4)

1/36th of the shares subject to this option vest monthly after the vesting commencement date of January 22, 2021, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option. See the section title “Executive Compensation—Employment Arrangements with Our Named Executive Officers—Rami Elghandour” for additional terms regarding Mr. Elghandour’s stock options.

(5)

This stock option was originally granted with an exercise price of $1.57 per share. It was repriced by our board of directors on June 9, 2021 from an exercise price of $1.57 per share to an exercise price of $1.14 per share. No other terms or conditions of the option were changed in connection with the repricing.

(6)

1/36th of the shares subject to this option vest monthly after the vesting commencement date of January 22, 2021, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option. See the section title “Executive Compensation—Employment Arrangements with Our Named Executive Officers—Rami Elghandour” for additional terms regarding Mr. Elghandour’s stock options.

(7)	See the section title “Executive Compensation—Employment Arrangements with Our Named Executive Officers—Rami Elghandour” for vesting details of Mr. Elghandour’s restricted stock units.
(8)

1/4th of the shares subject to this option vested on the first anniversary of the vesting commencement date of July 18, 2018 and 1/48th of the shares vest monthly thereafter, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(9)

1/4th of the shares subject to this option vested on the first anniversary of the vesting commencement date of August 9, 2019 and 1/48th of the shares vest monthly thereafter, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(10)

1/48th of the shares subject to this option vest monthly after the vesting commencement date of June 9, 2021, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(11)

1/4th of the shares subject to this option vested on the first anniversary of the vesting commencement date of April 26, 2021 and 1/48th of the shares vest monthly thereafter, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(12)

1/48th of the shares subject to this option vest monthly after the vesting commencement date of June 9, 2021, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(13)

1/4th of the shares subject to this option vested on the first anniversary of the vesting commencement date of April 5, 2021 and 1/48th of the shares vest monthly thereafter, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(14)

1/48th of the shares subject to this option vest monthly after the vesting commencement date of June 9, 2021, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(15)

1/48th of the shares subject to this option vest monthly after the vesting commencement date of October 13, 2021, subject to the optionee’s continued status as a service provider through each vest date. All of the shares underlying this option are subject to an early exercise provision, pursuant to which the optionee may exercise the option for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

Employment Arrangements with Our Named Executive Officers

We have entered into employment offer letter agreements with certain of our named executive officers in connection with their employment with us. These offer letters provide for “at will” employment.

Rami Elghandour

Prior to the effectiveness of this offering, we expect to enter into a new confirmatory offer letter agreement with Mr. Elghandour, our Chief Executive Officer. This agreement has no specific term and provides for at-will employment. Mr. Elghandour’s annual base salary will be $565,000 and he will be eligible for an annual target cash incentive payment of up to 55% of his annual base salary. Mr. Elghandour will also be eligible to receive certain severance benefits upon an involuntary termination pursuant to a Change in Control and Severance Agreement he is expected to enter into with us, as described in more detail below under the section titled “Potential Payments upon Termination or Change in Control”.

Rami Elghandour Equity Awards

On February 6, 2021, we granted Mr. Elghandour an option to purchase 5,878,407 shares of our common stock at an exercise price of $1.57 per share, subject to the terms and conditions of our 2017 Plan and a stock option agreement thereunder (the Elghandour Initial Option). On June 9, 2021, our board of directors amended the exercise price of the Elghandour Initial Option from $1.57 per share to $1.14 per share. The Elghandour Initial Option may be exercised prior to vesting, subject to Mr. Elghandour executing a restricted stock purchase agreement. The Elghandour Initial Option will vest as to 1/36th of the shares subject to the Elghandour Initial Option on each monthly anniversary of January 22, 2021, subject to Mr. Elghandour continuing to be a service provider through each vesting date. The Elghandour Initial Option will, to the extent vested, be exercisable through the earlier of February 6, 2031 or the 36 month anniversary of the date Mr. Elghandour ceases to be a service provider, subject to the terms of our 2017 Plan. Mr. Elghandour will be permitted to exercise the Elghandour Initial Option through the issuance of a full recourse promissory note and security agreement in a reasonable form provided by us.

On June 9, 2021, we granted Mr. Elghandour an option to purchase 4,610,250 shares of our common stock at an exercise price of $1.14 per share, subject to the terms and conditions of our 2017 Plan and a stock option agreement thereunder (the Elghandour Second Option). The Elghandour Second Option may be exercised prior to vesting, subject to Mr. Elghandour executing a restricted stock purchase agreement. The Elghandour Second Option will vest pursuant to the same vesting schedule as the Elghandour Initial Option. The Elghandour Second Option will, to the extent vested, be exercisable through the earlier of June 9, 2031 or the 36 month anniversary of the date Mr. Elghandour ceases to be a service provider, subject to the terms of our 2017 Plan. Mr. Elghandour will be permitted to exercise the Elghandour Second Option through the issuance of a full recourse promissory note and security agreement in a reasonable form provided by us.

On June 9, 2021, we granted Mr. Elghandour an award of restricted stock units covering 5,244,329 shares of our common stock, subject to the terms and conditions of our 2017 Plan and a restricted stock unit award agreement thereunder (the Elghandour Initial RSU Award). On December 7, 2021, we amended the Elghandour Initial RSU Award (the Elghandour Amended Initial RSU Award). The Elghandour Amended Initial RSU Award will vest pursuant to a service component and a performance component. The service component will be satisfied if Mr. Elghandour remains a service provider through the date that our board of directors determines that the applicable performance component is satisfied. The performance component will be satisfied upon our achievement of a company value, as defined in the award agreement underlying the Elghandour Amended Initial RSU Award, as follows: upon achievement of a company value that is equal to $2,500,000,000, or the minimum threshold, 1/6th of the shares subject to the Elghandour Amended Initial RSU Award will vest; upon achievement of a company value that is equal to or greater than $5,000,000,000, or the maximum threshold, 100% of the shares subject to the Elghandour Amended Initial RSU Award will vest; and upon achievement of a company value that is between the minimum threshold and the maximum threshold, a portion of the shares subject to the Elghandour Amended Initial RSU Award will vest between 1/6th and 100% based on straight line linear interpolation. Prior to our initial public offering (including through an underwritten offering, a special purpose acquisition company transaction, or a direct listing), company value will only be measured upon a change in control (as defined in our 2017 Plan) based on the aggregate amount of deal consideration paid at the closing of such change in control by an acquirer for our shares of common stock. Following our initial public offering, company value will be measured either (i) on a change in control pursuant to the formula in the preceding sentence or (ii) on June 30 and December 31 of each year following the expiration of any lockup period related to such initial public offering, and will be measured based on the sum of our total market capitalization as of the applicable measurement date, based on the average closing trading price of one share of our common stock over the 60 day period ending on the day prior to such measurement date, less the aggregate value of all cash, cash equivalents and marketable securities held by us on the applicable measurement date.

David Hilbert, Ph.D.

We have entered into a Transition and Release Agreement with Dr. Hilbert, our former President and Chief Executive Officer, that provided the terms and conditions for Dr. Hilbert’s transition from an employee and Chief Technical Officer of our company to a consultant of our company effective January 2, 2022 (the Transition Agreement). During the period Dr. Hilbert continues service as a consultant, he will continue to vest in any outstanding stock option awards he holds subject to the terms of such awards and our 2017 Plan. In exchange for a general release of claims as set forth in the Transition Agreement, Dr. Hilbert is entitled to (i) a lump sum equal to six (6) months of his base salary, and (ii) a lump sum of $75,000, which is equal to his bonus award previously approved by our board of directors on March 17, 2021. We will also continue to provide monthly payments for 12 months in an amount equal to the monthly Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, premium that Dr. Hilbert would have been required to pay to continue his group health coverage. In addition, Dr. Hilbert is also eligible to receive a bonus of 40% of his annual salary for fiscal year 2021 (target amount of $166,400). This bonus will be determined by our board of directors in its sole discretion.

Christopher Heery, M.D.

We have entered into a confirmatory employment letter with Dr. Heery, our Chief Medical Officer. The confirmatory employment letter has no specific term and provides for at-will employment. Dr. Heery’s current annual base salary is $430,000 and his annual target bonus is 40% of his annual base salary.

Neeraj Teotia

We have entered into a confirmatory employment letter with Mr. Teotia, our Chief Commercial Officer. The confirmatory employment letter has no specific term and provides for at-will employment. Mr. Teotia’s annual base salary will be $400,000 and his annual target bonus is 40% of his annual base salary.

Arrangement with our Interim Chief Financial Officer

On January 7, 2022, we entered into a consulting agreement with Danforth Advisors, LLC, where Mr. Thibault is a consultant, providing for the engagement of Mr. Thibault as our interim chief financial officer (the Danforth Agreement). Pursuant to the Danforth Agreement, Mr. Thibault will be responsible for our accounting and finance functions and will serve as our principal financial officer and principal accounting officer. Mr. Thibault is providing services to us under the Danforth Agreement as an independent contractor. The Danforth Agreement may be terminated by us or Danforth (a) with “cause” upon 30 days prior written notice to the other party or (b) without “cause” upon 60 days prior written notice to the other party. As consideration under the agreement, we pay Danforth consulting fees generally based on hourly rates as enumerated in the agreement.

Executive Equity Awards in Connection with Our Initial Public Offering

To reward our executive officers for helping to achieve our initial public offering, our board of directors has approved grants of options to purchase shares of our common stock (Executive IPO Options) to certain of our executive officers, including each of our named executive officers, pursuant to the terms of the 2022 Plan and the form of option agreement thereunder, subject to each such individual continuing to serve as an employee through the date of grant. The Executive IPO Options will be granted on the date of the pricing of our initial public offering. Each Executive IPO Option will have a per share exercise price equal to the fair market value of one share of our common stock on the date of grant. The shares subject to each Executive IPO Option shall vest as follows: 1/48th of the shares subject to such Executive IPO Option shall vest monthly after the date of grant, in each case subject to the executive continuing to be a service provider through the applicable vesting date. The Executive IPO Option granted to Rami Elghandour will cover                  shares of our common stock, the Executive IPO Option granted to Christopher Heery will cover                  shares of our common stock, and the Executive IPO Option granted to Neeraj Teotia will cover                  shares of our common stock.

In addition, as part of our annual equity grant cycle, our board of directors has approved grants of options to purchase shares of our common stock (Executive Annual Options) and grants of restricted stock units covering shares of our common stock (Executive Annual RSU Awards) to certain of our executive officers, including each of our named executive officers, pursuant to the terms of the 2022 Plan and the form of option agreement or restricted stock unit award agreement, as applicable, thereunder, subject to each such individual continuing to serve as an employee through the applicable date of grant.

The Executive Annual Options will be granted on the date of the pricing of our initial public offering. Each Executive Annual Option will have a per share exercise price equal to the fair market value of one share of our common stock on the date of grant. The shares subject to each Executive Annual Option shall vest as follows: 1/48th of the shares subject to such Executive Annual Option shall vest monthly after the date of grant, in each case subject to the executive continuing to be a service provider through the applicable vesting date. The Executive Annual Option granted to Rami Elghandour will cover                  shares of our common stock, the Executive Annual Option granted to Christopher Heery will cover                  shares of our common stock, and the Executive Annual Option granted to Neeraj Teotia will cover                  shares of our common stock.

The Executive Annual RSU Awards will be granted following our initial public offering on the effective date of the registration statement on Form S-8 covering the shares of our common stock that will be subject to the 2022 Plan. Each Executive Annual RSU Award shall vest as follows: 1/3rd of the shares subject to an Executive Annual RSU Award will be scheduled to vest on each annual anniversary of the date of grant, subject to the executive continuing to be a service provider through the applicable vesting date. The Executive Annual RSU Award granted to Rami Elghandour will cover                  shares of our common stock, the Executive Annual RSU Award granted to Christopher Heery will cover                  shares of our common stock, and the Executive Annual RSU Award granted to Neeraj Teotia will cover                  shares of our common stock.

Our board of directors has approved the grant of restricted stock units covering shares of our common stock (the Elghandour Second RSU Award) to Rami Elghandour, pursuant to the terms of the 2022 Plan and the form of restricted stock unit award agreement thereunder, subject to Mr. Elghandour continuing to serve as an employee through the date of grant. The Elghandour Second RSU Award will be granted following our initial public offering on the effective date of the registration statement on Form S-8 covering the shares of our common stock that will be subject to the 2022 Plan. The Elghandour Second RSU Award shall vest pursuant to the same vesting schedule as the Elghandour Amended Initial RSU Award. The Elghandour Second RSU Award will cover                  shares of our common stock.

Potential Payments upon Termination or Change in Control

Change in Control and Severance Agreements

Prior to the effectiveness of this offering, we expect that our board of directors will approve, and certain of our named executive officers and certain other of our key employees will enter into, change in control and severance agreements, effective as of the date of the first sale of shares to the general public pursuant to this offering.

Pursuant to certain of our named executive officers’ change in control and severance agreements, if, within the 3 month period prior to or the 24 month period following a “change in control” (as defined in the applicable agreement), we terminate the employment of the applicable named executive officer without “cause” (excluding death or disability) or such executive resigns for “good reason” (as such terms are defined in the applicable agreement), and within 60 days following such termination, such named executive officer executes a waiver and release of claims in our favor that becomes effective and irrevocable, such named executive officer will be entitled to receive (i) a lump sum payment equal to the sum of 18 months (24 months with respect to Mr. Elghandour) of such named executive officer’s then current annual base salary and 150% (200% with respect to Mr. Elghandour) of such named executive officer’s annual target bonus, less applicable withholdings, (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for such named executive officer and such executive’s respective eligible dependents for up to 18 months (24 months with respect to Mr. Elghandour), and (iii) vesting acceleration as to 100% of the then-unvested shares subject to each of such named executive officer’s then outstanding equity awards subject to time-based vesting conditions (and in the case of awards subject to performance-based vesting conditions, such awards will be treated as provided for in the applicable award agreement governing such award).

Pursuant to certain of our named executive officers’ change in control and severance agreements, if, outside of the 3 month period prior to or the 24 month period following a “change in control”, we terminate the employment of the applicable named executive officer without cause (excluding death or disability) or, with respect to Mr. Elghandour, he resigns for good reason, and within 60 days following such termination, such named executive officer executes a waiver and release of claims in our favor that becomes effective and irrevocable, such named executive officer will be entitled to receive (i) a lump sum payment equal to 12 months of such named executive officer’s then current annual base salary (as well as, with respect to Mr. Elghandour, 100% of such named executive officer’s annual target bonus), (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for such named executive officer and such executive’s respective eligible dependents for up to 12 months, (iii) a lump sum payment equal to such named executive officer’s annual target bonus, prorated by multiplying such amount by a fraction, (x) the numerator of which is the number of days during which the executive was employed with us in the calendar year that the termination occurs, and (y) the denominator of which is 365, and (iv) with respect to Mr. Elghandour, vesting acceleration as to a number of the then-unvested shares subject to each of such named executive officer’s then-outstanding compensatory equity awards subject to time-based vesting conditions that would have vested had such named executive officer remained our employee over the 24 month period following the date of termination.

Pursuant to certain of our named executive officers’ change in control and severance agreements, in the event any payment to the applicable executive would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended (the Code) (as a result of a payment being classified as a parachute payment under Section 280G of the Code), such executive will receive such payment as would entitle such executive to receive the greatest after-tax benefit, even if it means that we pay such executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Employee Benefit and Stock Plans

2022 Equity Incentive Plan (2022 Plan)

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2022 Equity Incentive Plan (the 2022 Plan). We expect that our 2022 Plan will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2022 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units (RSUs), and performance awards to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. Our 2017 Plan will terminate one business day prior to effectiveness of the 2022 Plan with respect to the grant of future awards.

Authorized Shares. Subject to the adjustment provisions of and the automatic increase described in our 2022 Plan, a total of                  shares of our common stock will be reserved for issuance pursuant to our 2022 Plan. In addition, subject to the adjustment provisions of our 2022 Plan, the shares reserved for issuance under our 2022 Plan also will include any shares subject to awards granted under our 2017 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2022 Plan pursuant to outstanding awards under the 2017 Plan is                  shares). Subject to the adjustment provisions of our 2022 Plan, the number of shares available for issuance under our 2022 Plan will also include an annual increase on the first day of each fiscal year beginning with the 2023 fiscal year and ending on the ten year anniversary of the date our board of directors approved the 2022 Plan, in an amount equal to the least of:

•	shares of our common stock;

•	% of the outstanding shares of our common stock on the last day of our immediately preceding fiscal year; or

•	such number of shares of our common stock as the administrator may determine.

If a stock option or stock appreciation right granted under the 2022 Plan expires or becomes unexercisable without having been exercised in full or is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs or stock settled performance awards, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2022 Plan (unless the 2022 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2022 Plan (unless the 2022 Plan has terminated). Shares that have actually been issued under the 2022 Plan under any award will not be returned to the 2022 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs or performance awards are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2022 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2022 Plan.

Plan Administration. We expect that our compensation committee will administer our 2022 Plan and may further delegate authority to one or more subcommittees or officers to the extent such delegation complies with applicable laws. Subject to the provisions of our 2022 Plan, the administrator will have the power to administer our 2022 Plan and make all determinations deemed necessary or advisable for administering our 2022 Plan, including but not limited to: the power to determine the fair market value of our common stock; select the service providers to whom awards may be granted; determine the number of shares covered by each award; approve forms of award agreements for use under our 2022 Plan; determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto); construe and interpret the terms of our 2022 Plan and awards granted under it, including but not limited to determining whether and when a change in control has occurred; establish, amend and rescind rules and regulations relating to our 2022 Plan, and adopt sub-plans relating to the 2022 Plan; interpret, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards; allow participants to satisfy tax withholding obligations in any manner permitted by the 2022 Plan; delegate ministerial duties to any of our employees; authorize any person to take any steps and execute, on our behalf, any documents required for an award previously granted by the administrator to be effective; temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by applicable laws, such suspension shall be lifted in all cases not less than ten trading days before the last date that the award may be exercised; allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and make any determinations necessary or appropriate under the adjustment provisions of the 2022 Plan. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions will be final and binding on all participants to the full extent permitted by law.

Stock Options. Our 2022 Plan permits the grant of options. The exercise price of options granted under our 2022 Plan must be at least equal to the fair market value of our common stock on the date of grant, except that options may be granted with a lower exercise price to a service provider who is not a U.S. taxpayer, or pursuant to certain transactions. The term of an option is determined by the administrator, provided that the term of an incentive stock option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check, or wire transfer, cashless exercise, net exercise, promissory note, shares, or other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for thirty days. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Our 2022 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of stock appreciation rights is determined by the administrator. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for thirty days following the termination of service. These exercise periods may be tolled in certain circumstances, for example, if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2022 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Our 2022 Plan permits the grant of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2022 Plan, determines the terms and conditions of such awards. The administrator has the authority to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

Restricted Stock Units. Our 2022 Plan permits the grant of RSUs. Each RSU will represent an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2022 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator has the authority to set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service) or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the vesting, or reduce or waive the criteria that must be met for vesting, of the RSUs or the time at which any restrictions will lapse or be removed.

Performance Awards. Our 2022 Plan permits the grant of performance awards. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator may establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance awards to be paid out to participants. The administrator has the authority to set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service) or any other basis determined by the administrator in its discretion. Each performance award’s threshold, target, and maximum payout values are established by the administrator on or before the grant date. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance award. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2022 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2022 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2022 Plan provides that in any given fiscal year, a non-employee director will not be paid or granted cash retainer fees or awards having an aggregate value greater than $750,000, but this limit is increased to $1,000,000 in connection with his or her initially joining our board of directors (in each case, excluding cash compensation and awards granted to him or her as a consultant or employee). The values of awards will be based on such awards’ grant date fair value determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2022 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2022 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of our common stock or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (including a change in control), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2022 Plan, will adjust the number and class of shares that may be delivered under the 2022 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2022 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment under the 2022 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2022 Plan provides that in the event of a merger or change in control, as defined under our 2022 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation. An award generally will be considered continued if, following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash and/or property, if any, equal to the amount that would have been received upon the exercise or realization of the award at the closing of the transaction, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator will not be required to treat all awards or portions thereof the vested and unvested portions of an award, or all participants similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not continued, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, all of his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and all performance goals or other vesting requirements for his or her performance awards will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator will also be able to specify in an award agreement that the participant’s rights, payments and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture and/or recoupment upon the occurrence of certain specified events.

Amendment and Termination. The administrator will have the authority to amend, alter, suspend or terminate our 2022 Plan, provided we will obtain stockholder approval of any amendment to the extent necessary or desirable to comply with applicable laws. However, no amendment, alteration, suspension or termination of our 2022 Plan or an Award under it may, taken as a whole, materially impair the existing rights of any participant without the participant’s consent. Our 2022 Plan will continue in effect until it is terminated, provided that incentive stock options may not be granted after the ten year anniversary of the date our board of directors approved the 2022 Plan, and the automatic annual share increase will end on the ten year anniversary of the date our board of directors approved the 2022 Plan.

2017 Equity Incentive Plan, as amended (2017 Plan)

Our 2017 Plan was originally adopted by our board of directors and approved by our stockholders in January 2017. Our 2017 Plan was most recently amended in June 2021 and approved by stockholders in June 2021.

Our 2017 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2017 Plan will be terminated and we will not grant any additional awards under our 2017 Plan thereafter. However, our 2017 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2017 Plan.

As of September 30, 2021, the following awards were outstanding under our 2017 Plan: stock options covering 28,795,570 shares of our common stock and an award of restricted stock units covering 5,244,329 shares of our common stock.

Plan Administration. Our 2017 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2017 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2017 Plan and to control its operation, including the authority to construe and interpret the terms of our 2017 Plan and the awards granted under our 2017 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2017 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2017 Plan.

Eligibility. Employees, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2017 Plan. Subject to the provisions of our 2017 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. Certain of the company’s outstanding options under our 2017 Plan have an early exercise provisions pursuant to which the participate may exercise the option prior to the shares being fully vested.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2017 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for twelve months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments. If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2017 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control. In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2017 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2017 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2017 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2017 Plan. No amendment or alteration of our 2017 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2017 Plan will be terminated and we will not grant any additional awards under our 2017 Plan thereafter.

2022 Employee Stock Purchase Plan (2022 ESPP)

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2022 Employee Stock Purchase Plan (2022 ESPP). We expect that our 2022 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. However, no offering period or purchase period under the 2022 ESPP will begin unless and until otherwise determined by our board of directors.

Authorized Shares. A total of              shares of our common stock will be available for sale under our 2022 ESPP. The number of shares of our common stock that will be available for sale under our 2022 ESPP also includes an annual increase on the first day of each fiscal year beginning with the fiscal year occurring after the fiscal year in which the first enrollment date (if any) under the 2022 ESPP occurs, equal to the least of:

•	shares of our common stock;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

2022 ESPP Administration. We expect that the compensation committee of our board of directors will administer our 2022 ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the 2022 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the 2022 ESPP, designate our subsidiaries and affiliates as participating in the 2022 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2022 ESPP, and establish procedures that it deems necessary for the administration of the 2022 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the 2022 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (1) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (2) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (3) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (4) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (5) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2022 ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods. Our 2022 ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our 2022 ESPP. No offering is expected to be authorized by our board of directors under the 2022 ESPP prior to the completion of this offering. If our board of directors authorizes an offering period under the 2022 ESPP, our board of directors is authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months.

Contributions. Our 2022 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15.0% of their eligible compensation. A participant will be permitted to purchase up to a maximum number of shares of our common stock during a purchase period as may be determined by our board of directors prior to the start of an applicable offering period.

Exercise of Purchase Right. If our board of directors authorizes an offering and purchase period under the 2022 ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our 2022 ESPP (other than by will, the laws of descent and distribution or as otherwise provided under our 2022 ESPP).

Merger or Change in Control. Our 2022 ESPP will provide that in the event of a merger or change in control, as defined under our 2022 ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment and Termination. The board will have the authority to suspend or terminate our 2022 ESPP and the administrator will have the authority to amend our 2022 ESPP, except that, subject to certain exceptions described in our 2022 ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our 2022 ESPP. Our 2022 ESPP automatically will terminate in 2042, unless we terminate it sooner.

Employee Incentive Compensation Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt our Employee Incentive Compensation Plan (Master Bonus Plan), which will become effective the date it is approved.

Our board of directors or a committee appointed by our board of directors will administer the Master Bonus Plan, provided that unless and until our board of directors determines otherwise, our compensation committee will administer the Master Bonus Plan. The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include certain of our named executive officers, which awards may be based upon performance goals established by the administrator. The administrator, in its sole discretion, may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.

Under the Master Bonus Plan, the administrator determines the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: (i) research and development, (ii) regulatory milestones or regulatory-related goals, (iii) gross margin, (iv) financial milestones, (v) new product or business development (including geographical expansion) or sales, marketing or other commercial matters, (vi) operating margin, (vii) product release timelines or other product release milestones, (viii) publications, (ix) cash flow, (x) procurement, (xi) savings, (xii) internal structure, (xiii) leadership development, (xiv) project, function or portfolio-specific milestones, (xv) license or research collaboration agreements, (xvi) capital raising, (xvii) patentability and (xviii) individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on GAAP or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as the administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time and/or against another company or companies or an index or indices), (d) on a per-share basis, (e) against our performance as a whole or a segment and/or (f) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.

The administrator may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by the administrator, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses vest.

Awards under our Master Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award.

The administrator will have the authority to amend or terminate the Master Bonus Plan. However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including certain of our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We contribute 3% of an employee’s annual compensation, regardless of the amount of the employee’s contributions.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective immediately after the closing of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	Any breach of the director’s duty of loyalty to us or to our stockholders;

•	Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	Unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	Any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered, and intend to continue to enter, into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2019 and each currently proposed transaction in which:

•	We have been or are to be a participant;

•	The amount involved exceeded or exceeds $120,000; and

•

Any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sales of Securities

Series B Preferred Stock Financing

In August and September 2019 we issued and sold an aggregate of 27,444,339 shares of our Series B-1 redeemable convertible preferred stock (Series B-1 Preferred Stock) at a purchase price of $1.561 per share for an aggregate purchase price of approximately $42.8 million. These shares of Series B-1 Preferred Stock will convert into an aggregate of 27,444,339 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series B-1 Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Series B-1 Preferred Stock	Total Purchase Price
Quan Venture Fund II, L.P.	Lewis T. Williams	6,406,150	$10,000,000
New Enterprise Associates 15, L.P.	Ali Behbahani	4,804,613	$7,500,001
Novo Holdings A/S	Raymond Camahort	3,669,318	$5,727,805
SR One Capital Fund I Aggregator, L.P.	Jill Carroll	3,669,318	$5,727,805
Aju Life Science 3.0 Venture Fund	Derek Yoon	3,203,075	$5,000,000
Takeda Ventures, Inc.	—	1,720,048	$2,684,995

In December 2020 we issued and sold an aggregate of 21,958,284 shares of our Series B-2 redeemable convertible preferred stock (Series B-2 Preferred Stock) at a purchase price of $1.951 per share for an aggregate purchase price of approximately $42.8 million. These shares of Series B-2 Preferred Stock will convert into an aggregate of 21,958,284 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series B-2 Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Series B-2 Preferred Stock	Total Purchase Price
Quan Venture Fund II, L.P	Lewis T. Williams	5,125,577	$10,000,001
New Enterprise Associates 15, L.P	Ali Behbahani	3,844,183	$7,500,001
Novo Holdings A/S	Raymond Camahort	2,935,830	$5,727,804
SR One Capital Fund I Aggregator, LP	Jill Carroll	2,935,830	$5,727,804
Aju Life Science 3.0 Venture Fund	Derek Yoon	2,562,789	$5,000,001
Takeda Ventures, Inc	—	1,376,215	$2,684,995

Series C Preferred Stock Financing

In March, April and June 2021 we issued and sold an aggregate of 57,224,618 shares of our Series C redeemable convertible preferred stock (Series C Preferred Stock) at a purchase price of $2.097 per share for an aggregate purchase price of approximately $120 million. These shares of Series C Preferred Stock will convert into an aggregate of 57,224,618 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series C Preferred Stock sold to our directors, executive officers and holders of more than 5% of our capital stock:

Investor	Affiliated Director(s) or Officer(s)	Shares of Series C Preferred Stock	Total Purchase Price
New Enterprise Associates 15, L.P.	Ali Behbahani	9,537,435	$20,000,001
Novo Holdings A/S	Raymond Camahort	2,384,359	$5,000,001
SR One Capital Fund I Aggregator, L.P.	Jill Carroll	3,576,538	$7,500,000
SR One Co-Invest II, LLC	Jill Carroll	2,384,359	$5,000,001
Takeda Ventures, Inc.	—	476,872	$1,000,001
David Lubner	—	119,218	$250,000

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement with certain holders of our capital stock, including New Enterprise Associates 15, L.P., NEA Ventures 2016, L.P., Novo Holdings A/S, SR One Capital Fund I Aggregator, L.P., SR One Co-Invest II, LLC, Quan Venture Fund II, L.P., Takeda Ventures, Inc. and Aju Life Science 3.0 Venture Fund. Under our investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Reserved Share Program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale, at the initial public offering price, through a reserved share program to some of our directors, officers, employees, business associates and related persons. Participants in this reserved share program will not be subject to lockup or market standoff restrictions with respect to any shares purchased through our reserved share program, with the exception of reserved shares purchased by our directors and officers, which will be subject to a 180-day lock-up restriction.

If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of January 1, 2022 by:

•	Each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	Each of our named executive officers;

•	Each of our directors, as of January 1, 2022; and

•	All of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on              shares of our common stock outstanding as of January 1, 2022, which includes 136,422,468 shares of our common stock resulting from the conversion of all 136,422,468 outstanding shares of our redeemable convertible preferred stock into our common stock upon the closing of this offering, as if this conversion had occurred as of January 1, 2022. We have based our calculation of the percentage of beneficial ownership after this offering on              shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares and no purchase of shares by any of our directors, executive officers or existing stockholders in this offering (including in our reserved share program). We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of January 1, 2022, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arcellx, Inc., 25 West Watkins Mill Road, Suite A, Gaithersburg, Maryland 20878.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders
Entities affiliated with New Enterprise Associates(1)	26,719,293	19.16%
Entities affiliated with SR One Capital Fund I Aggregator, L.P.(2)	21,099,106	15.13%
Novo Holdings A/S(3)	17,522,568	12.57%
Quan Venture Fund II, L.P.(4)	11,531,727	8.27%
Takeda Ventures, Inc.(5)	7,573,135	5.43%
Named Executive Officers and Directors
Rami Elghandour, M.B.A.(6)	10,488,657	7.00%
David Hilbert, Ph.D.(7)	4,787,688	3.35%
Christopher Heery, M.D.(8)	1,600,000	1.13%
Neeraj Teotia (9)	1,600,000	1.13%
Ali Behbahani, M.D., M.B.A.	—	—
Jill Carroll, M.S.	—	—
David Lubner, M.S., C.P.A.(10)	729,218	*
Lewis T. Williams, M.D., Ph.D.	—	—
Derek Yoon, M.B.A	—	—
Raymond Camahort, Ph.D.	—	—
Kavita Patel, M.D.(11)	435,000	*
All directors and executive officers as a group (10 persons)(12)	13,252,875	8.69%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of (i) 26,691,761 shares of common stock held by New Enterprise Associates 15, L.P. (“NEA 15”) and (ii) 27,532 shares of common stock held of record by NEA Ventures 2016, L.P. (“Ven 2016”). NEA Partners 15, L.P. (“NEA Partners 15”) is the sole general partner of NEA 15. NEA 15 GP, LLC (“NEA 15 LLC”) is the sole general partner of NEA Partners 15. Forest Baskett, Anthony A. Florence, Jr., Mohamad Makhzoumi, Scott D. Sandell and Peter Sonsini are the managers of NEA 15 LLC. The shares held directly by Ven 2016 are indirectly held by Karen P. Welsh, the general partner of Ven 2016. The address for these entities is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. Dr. Behbahani is a General Partner at New Enterprise Associates, Inc. and a member of our board of directors, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(2)

Consists of 18,714,747 shares of common stock held by SR One Capital Fund I Aggregator, L.P. and 2,384,359 shares of common stock held by SR One Co-Invest II, LLC. SR One Capital Fund I Aggregator, L.P. and SR One Co-Invest II, LLC are indirect wholly owned subsidiaries of GlaxoSmithKline plc. Ms. Carroll, a member of our board of directors, is a partner of SR One Capital Management, LP, an entity affiliated with SR One Capital Fund I Aggregator, L.P. and SR One Co-Invest II, LLC and, therefore, may be deemed to have a pecuniary interest over these shares. Ms. Carroll disclaims beneficial ownership of the shares held of record by SR One Capital Fund I Aggregator, L.P. and SR One Co-Invest II, LLC except to the extent of her pecuniary interest therein. The address for SR One Capital Fund I Aggregator, L.P. and SR One Co-Invest II, LLC is 985 Old Eagle School Road, Suite 151, Wayne, PA 19087.

(3)

Consists of 17,522,568 shares of common stock held by Novo Holdings A/S (“Novo”). The board of directors of Novo has shared voting and investment power with respect to the shares held by Novo and may exercise such control only with the support of a majority of the members of the Novo board of directors. As such, no individual member of the Novo board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo. Dr. Camahort, a member of our board of directors, is employed as a Principal at Novo Ventures (US) Inc., which provides certain consultancy services to Novo, and Dr. Camahort is not deemed to have beneficial ownership of the shares held by Novo. The address for Novo is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark.

(4)

Consists of 11,531,727 shares of common stock held by Quan Venture Fund II, L.P. (“Quan Capital”). The general partner of Quan Capital is Quan Venture Partners II, L.L.C. Dr. Williams, a member of our board of directors, is a venture partner at Quan Venture Partners II, L.L.C. Dr. Williams disclaims beneficial ownership of the shares held by Quan Capital, except to the extent of his pecuniary interest, if any. The principal business address of Quan Capital is Ugland House, PO Box 309, Grand Cayman, Cayman Islands KYI-1104.

(5)

Consists of 7,573,125 shares of common stock held by Takeda Ventures, Inc. (“Takeda Ventures”). The business address of Takeda Ventures is 9625 Towne Centre Drive, San Diego, CA 92121. Takeda Ventures is a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A., Inc. (“Takeda USA”). Takeda Pharmaceuticals International AG and Takeda Pharmaceutical Company Limited together own 100% of Takeda USA. Takeda Pharmaceuticals International AG is a wholly-owned direct subsidiary of Takeda Pharmaceutical Company Limited. As a result, Takeda Pharmaceutical Company Limited may be deemed to have voting and investment power over all of the shares of common stock held by Takeda Ventures, and Takeda Pharmaceutical Company Limited may be deemed to be the indirect beneficial owner of the shares held by Takeda Ventures.

(6)

Consists of 10,488,657 shares of common stock issuable pursuant to an option held directly by Mr. Elghandour exercisable within 60 days of January 1, 2022, of which 3,787,570 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedules as would have applied to such shares under the options. This does not include 5,244,329 restricted stock units to be settled for shares of common stock held directly by Mr. Elghandour. See the section title “Executive Compensation—Employment Arrangements with Our Named Executive Officers—Rami Elghandour” for vesting details of such restricted stock units.

(7)

Consists of (i) 1,135,489 shares of common stock held by Jan M. Casadei, as Trustee of the 2021 Gift Trust FBO Jan M. Casadei and (ii) 3,652,199 shares of common stock issuable pursuant to options held directly by Dr. Hilbert exercisable within 60 days of January 1, 2022, of which 2,473,661 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(8)

Consists of 1,600,000 shares of common stock issuable pursuant to options held directly by Dr. Heery exercisable within 60 days of January 1, 2022, of which 26,667 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(9)

Consists of 1,600,000 shares of common stock issuable pursuant to options held directly by Mr. Teotia exercisable within 60 days of January 1, 2022, of which 21,000 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(10)

Consists of (i) 610,000 shares of common stock issuable pursuant to an option held directly by Mr. Lubner exercisable within 60 days of January 1, 2022, of which 157,187 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedules as would have applied to such shares under the options and (ii) 119,218 shares of common stock held directly by Mr. Lubner.

(11)

Consists of 435,000 shares of common stock issuable pursuant to options held directly by Dr. Patel exercisable within 60 days of January 1, 2022, none of which are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedule as would have applied to such shares under the option.

(12)

Consists of 13,252,875 shares of common stock beneficially owned by our current directors and executive officers, of which (i) 119,218 are shares of common stock, (ii) 13,133,657 are shares of common stock issuable pursuant to options exercisable within 60 days of January 1, 2022, of which approximately 3,971,423 are vested as of such date and the remainder of which may be exercised for shares of restricted stock with the same vesting schedules as would have applied to such shares under the options, and (iii) 5,244,329 of which are restricted stock units to be settled for shares of common stock. See the section title “Executive Compensation—Employment Arrangements with Our Named Executive Officers—Rami Elghandour” for vesting details of such restricted stock units.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation in connection with this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 200,000,000 shares of preferred stock, par value $0.001 per share.

Upon the closing of this offering, all the outstanding shares of our redeemable convertible preferred stock will automatically convert into an aggregate of 136,422,468 shares of our common stock.

Based on 139,218,480 shares of common stock outstanding as of September 30, 2021, and after giving effect to the conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of 136,422,468 shares of common stock upon the closing of this offering and the issuance of              shares of common stock in this offering, there will be              shares of common stock outstanding upon the completion of this offering. As of September 30, 2021, we had 60 stockholders of record. As of September 30, 2021, there were 28,795,570 shares of common stock subject to outstanding options and an award of restricted stock units covering 5,244,329 shares of our common stock.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect immediately after the closing of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 200,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common Stock Options

As of September 30, 2021, we had outstanding options to purchase an aggregate of 28,795,570 shares of our common stock, with a weighted-average exercise price of $0.95 per share, under our 2017 Plan. After September 30, 2021, we issued options to purchase an aggregate of 2,742,000 shares of our common stock, with a weighted-average exercise price of $1.19 per share, under our 2017 Plan.

Restricted Stock Units

As of September 30, 2021, we had outstanding an award of restricted stock units covering 5,244,329 shares of our common stock.

Registration Rights

After the completion of this offering, under our amended and restated investors’ rights agreement, the holders of up to 136,422,468 shares of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the completion of this offering, the holders of up to 136,422,468 shares of our common stock will be entitled to certain demand registration rights. At any time beginning after 180 days following the completion of this offering, the holders of a majority of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $5 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 60 days.

Form S-3 Registration Rights

After the completion of this offering, the holders of up to 136,422,468 shares of our common stock will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of selling expenses, is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 60 days.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 136,422,468 shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.

Termination

The registration rights terminate upon the earliest of (1) the date that is five years after the completion of this offering, (2) immediately prior to the completion of certain liquidation events and (3) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, 200,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2023 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2024 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2025 annual meeting. At each annual meeting of stockholders beginning in 2023, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than a majority of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, our President, or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or seeking to propose matters that can be acted upon by stockholders at annual stockholder meetings must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL except that amendment of certain provisions would require the approval of a two-thirds majority of our then outstanding common stock. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of a majority of the voting power of all the then outstanding shares of common stock, except that amendment of certain provisions would require the approval of a two-thirds majority of our then outstanding common stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Please also see the section titled “Risk Factors—Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Business Combinations with Interested Stockholders

We are governed by Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive directors.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “ACLX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of September 30, 2021 and after giving effect to the conversion of all the 136,422,468 shares of our redeemable convertible preferred stock outstanding at September 30, 2021,             shares of our common stock will be outstanding, or              shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and assuming no exercise of the underwriters’ option to purchase additional shares and no shares of our common stock will be sold in the offering to our affiliates or pursuant to our reserved share program, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

Lock-Up Agreements and Market Stand-off Agreements

Our officers, directors and the holders of substantially all of our capital stock and options have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior consent of BofA Securities, Inc. and SVB Leerink LLC. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding three months and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144. If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144.

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 within any three-month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal              shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding three months may sell such shares (to the extent such shares are not subject to a lock-up agreement) in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144 (subject to the lock-up agreement referred to above, if applicable). However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 (subject to the lock-up agreements and market stand-off agreements referred to above, if applicable).

Registration Rights

After the completion of this offering, the holders of up to 136,422,468 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (IRS), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•

Banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, real estate investment trusts or other financial institutions;

•	Persons subject to the alternative minimum tax or the tax on net investment income;

•	Tax-exempt organizations or governmental organizations;

•	Pension plans and tax-qualified retirement plans;

•	Controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	Brokers or dealers in securities or currencies;

•	Traders in securities or other persons that elect to use a mark-to-market method of accounting for their securities holdings;

•	Persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates or certain former citizens or long-term residents of the United States;

•	Persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	Persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

•	Persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);

•

Persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code; or

•	Persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership and is not:

•	An individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

A corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	An estate whose income is subject to U.S. federal income tax regardless of its source; or

•

A trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income, Foreign Account Tax Compliance Act (FATCA), and backup withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisors regarding your entitlement to benefits under an applicable tax treaty.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

The gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

You are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

Our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Subject to the following paragraph, provisions of the Code commonly referred to as FATCA, Treasury Regulations issued thereunder and official IRS guidance generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless otherwise provided by the Tresury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The Treasury Secretary has issued proposed Treasury Regulations which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In the preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers (including applicable withholding agents) may generally rely on the proposed regulations until final Treasury Regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult his, her or its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

BofA Securities, Inc., SVB Leerink LLC, Barclays Capital Inc., and William Blair & Company LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc
SVB Leerink LLC
Barclays Capital Inc.
William Blair & Company, L.L.C.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Arcellx	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Share Program

At our request, an affiliate of BofA Securities, Inc., a participating Underwriter, has reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons.

If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Participants in this directed share program will not be subject to lockup or market standoff restrictions with respect to any shares purchased through our directed share program, with the exception of reserved shares purchased by our directors and officers, which will be subject to a 180-day lock-up restriction.

Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to our reserved share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for our reserved share program.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and SVB Leerink, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “ACLX.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the global offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the global coordinator for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, BofA Securities, Inc., Barclays Capital Inc., and William Blair & Company LLC are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares have been offered or will be offered pursuant to the global offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the global coordinator for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, BofA Securities, Inc., Barclays Capital Inc., and William Blair & Company LLC are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer , the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, New York, New York. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an interest representing less than one percent of the shares of our common stock.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2019 and 2020, and for the years then ended, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.arcellx.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Arcellx, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcellx, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Tysons, Virginia

September 27, 2021

ARCELLX, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$34,578	$46,596
Prepaid expenses and other current assets	3,491	2,761

Total current assets	38,069	49,357
Restricted cash	111	199
Property and equipment, net	4,330	4,900
Deferred offering costs	—	1,761
Deposits and other non-current assets	1,078	1,477

Total assets	$43,588	$57,694

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,746	$504
Accrued liabilities	1,119	4,576
Deferred rent, current portion	154	171
Other current liabilities	20	20

Total current liabilities	3,039	5,271
Deferred rent, net of current portion	1,795	1,863
Other long-term liabilities	32	19

Total liabilities	4,866	7,153

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, par value of $0.001 per share; 29,795,227 shares authorized, issued and outstanding at December 31, 2019 and 2020; liquidation value $29,795 at December 31, 2019 and 2020.	28,894	28,894
Series B redeemable convertible preferred stock, par value $0.001 per share; 27,444,339 and 49,402,623 shares authorized, issued and outstanding at December 31, 2019 and 2020, respectively; liquidation value of $42,841 and $85,681 at December 31, 2019 and 2020, respectively.	42,566	85,367

Total redeemable convertible preferred stock	71,460	114,261

Stockholders’ deficit:
Common stock, par value of $0.001 per share; 98,973,453 shares authorized at December 31, 2019 and 2020; 1,407,800 and 1,836,508 shares issued and outstanding at December 31, 2019 and 2020, respectively (Note 9)	2	2
Additional paid-in capital	307	1,420
Accumulated deficit	(33,047)	(65,142)

Total stockholders’ deficit	(32,738)	(63,720)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$43,588	$57,694

The accompanying notes are an integral part of the consolidated financial statements.

ARCELLX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
Revenue	$—	$—
Operating expenses:
Research and development	15,766	25,056
General and administrative	2,208	7,040

Total operating expenses	17,974	32,096

Loss from operations	(17,974)	(32,096)

Other income:
Other income, net	2	1

Net loss and comprehensive loss	$(17,972)	$(32,095)

Net loss per share attributable to common stockholders—basic and diluted	$(15.39)	$(20.38)

Weighted-average common shares outstanding—basic and diluted	1,167,897	1,574,764

The accompanying notes are an integral part of the consolidated financial statements.

ARCELLX, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Stock				Stockholders’ Deficit
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Balance at December 31, 2018	29,795,227	$28,894	—	$—	1,040,865	$1	$139	$(15,075)	$(14,935)

Issuance of Series B redeemable convertible preferred stock for cash, net of transaction costs	—	—	27,444,339	42,566	—	—	—	—	—
Issuance of common stock from vesting of restricted stock	—	—	—	—	366,935	1	32	—	33
Share-based compensation	—	—	—	—	—	—	136	—	136
Net loss	—	—	—	—	—	—	—	(17,972)	(17,972)

Balance at December 31, 2019	29,795,227	$28,894	27,444,339	$42,566	1,407,800	$2	$307	$(33,047)	$(32,738)

Issuance of Series B redeemable convertible preferred stock for cash, net of transaction costs	—	—	21,958,284	42,801	—	—	—	—	—
Issuance of common stock from vesting of restricted stock	—	—	—	—	294,683	—	40	—	40
Exercise of stock options	—	—	—	—	134,025	—	22		22
Share-based compensation	—	—	—	—	—	—	1,051	—	1,051
Net loss	—	—	—	—	—	—	—	(32,095)	(32,095)

Balance at December 31, 2020	29,795,227	$28,894	49,402,623	$85,367	1,836,508	$2	$1,420	$(65,142)	$(63,720)

The accompanying notes are an integral part of the consolidated financial statements.

ARCELLX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2020
Cash flows from operating activities
Net loss	$(17,972)	$(32,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	326	629
Share-based compensation	136	1,051
Changes in operating assets and liabilities:
Prepaid expenses and other current and non-current assets	(4,215)	331
Accounts payable	688	(1,333)
Accrued liabilities	353	2,776
Deferred rent	1,912	(21)

Net cash used in operating activities	(18,772)	(28,662)

Cash flows from investing activities
Purchases of property and equipment	(3,832)	(888)

Net cash used in investing activities	(3,832)	(888)

Cash flows from financing activities
Proceeds from issuance of restricted stock purchase awards	86	—
Proceeds from the exercise of stock options	—	40
Payments of deferred offering costs	—	(1,185)
Proceeds from issuance of Series B redeemable convertible preferred stock, net of transaction costs	42,566	42,801

Net cash provided by financing activities	42,652	41,656

Net increase in cash, cash equivalents and restricted cash	20,048	12,106
Cash, cash equivalents and restricted cash, beginning of the year	14,641	34,689

Cash, cash equivalents and restricted cash, end of the year	$34,689	$46,795

Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment included in accrued liabilities	$7	$311

Deferred offering costs included in accrued liabilities	$—	$576

The accompanying notes are an integral part of the consolidated financial statements.

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

Organization

Arcellx, Inc. (Arcellx or the Company) was incorporated in Delaware in December 2014 and is headquartered in Gaithersburg, Maryland. The Company is a clinical-stage biopharmaceutical company reimagining cell therapy through the development of innovative therapies for patients with cancer and other incurable diseases.

The Company has not commercialized any of its drug candidates and planned commercial operations have not commenced. The Company has incurred significant losses in the development of its drug candidates. The Company has not generated revenues from product sales. As a result, the Company has consistently reported negative cash flows from operating activities and net losses, had an accumulated deficit of $63.7 million at December 31, 2020 and expects to continue incurring losses for the foreseeable future.

Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business. The propriety of using the going-concern basis is dependent upon, among other things, the achievement of future profitable operations, the ability to generate sufficient cash from operations and potential other funding sources, in addition to cash on hand, to meet its obligations as they become due. Based on the Company’s expected operating cash requirements and capital expenditures, management believes the Company’s cash on hand as of the date these financial statements are issued, is adequate to fund operations for at least twelve months from the date that these consolidated financial statements are issued. The Company expects to incur substantial operating losses to continue development of drug candidates, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company plans to seek additional funding through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be required to delay, reduce or eliminate research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects.

Although management continues to pursue these funding plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all, to fund continuing operations past twelve months from the issuance date of these consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared based on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Any reference in these

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB). The accompanying consolidated financial statements include the accounts of Arcellx and its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in preparing the accompanying consolidated financial statements include, but are not limited to, estimates related to recoverability of long-lived assets, share-based compensation, and the valuation of deferred tax assets and liabilities. Although actual results could differ from those estimates, management does not believe that such differences would be material.

Segment and Geographic Information

Operating segments are defined as components of an entity about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations as and manages its business in one operating segment operating exclusively in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking and sweep accounts with commercial banks and financial institutions. Cash equivalents consist of money market funds.

Restricted Cash

The Company is required to maintain cash collateral on deposit in a segregated money market bank account, as a condition of its lease agreement equal to the required security deposit amount. The bank may restrict withdrawals or transfers by, or on behalf of, the Company. The required restricted cash reserve totaled $111 thousand and $199 thousand as of December 31, 2019 and 2020, respectively. This amount is presented as non-current restricted cash on the accompanying balance sheets.

The following table reconciles cash and cash equivalents and restricted cash per the balance sheets to the statements of cash flows (in thousands):

	December 31,
	2019	2020
Cash and cash equivalents	$34,578	$46,596
Restricted cash	111	199

Total	$34,689	$46,795

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash and cash equivalents. The Company maintains its cash and cash equivalents at one accredited financial institution in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The fair values of financial instruments approximated their carrying values at December 31, 2019 and 2020, due to their short-term nature. The Company accounts for recurring and non-recurring fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1—Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2—Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

Level 3—Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity—e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Refer to related disclosures in Note 3-Fair Value of Financial Instruments.

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated over its estimated useful life using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. Upon retirement or disposal, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is recognized within operating expenses. Routine expenditures for maintenance and repairs are expensed as incurred.

Estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Computer equipment	3 years
Furniture and fixtures	7 years
Lab equipment	7 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived asset group when events or changes in circumstances occur that indicate that the carrying value of the asset group may not be recoverable. Recoverability of the long-lived asset group is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset group. If these cash flows are less than the carrying value of such asset group, the Company then determines the fair value of the underlying asset group. Any impairment loss to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset group. There were no impairment losses recognized during the years ended December 31, 2019 or 2020.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

The Company’s policy is to not accrete the carrying value and related issuance costs of the redeemable convertible preferred stock to its redemption value until such redemption becomes probable.

Research and Development Expenses

Research and development costs are expensed as they are incurred. Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs related to research activities, preclinical studies, and overhead and facility-related costs.

The Company may be obligated to make upfront payments upon execution of certain research and development agreements. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred. Such amounts are recognized as expense as the related goods are delivered or the related services are performed, or such time when the Company does not expect the goods to be delivered or services to be performed.

Deferred Offering Costs

The Company capitalized certain legal, professional accounting and other third-party fees that were directly associated with in-process equity financing as deferred offering costs. Upon consummation of the equity financing, these costs will be recorded in shareholders’ equity (deficit) as a reduction of proceeds.

Clinical Trial Accrual and Expenses

The Company makes payments in connection with clinical trials under contracts with contract research organizations that support conducting and managing clinical trials. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee, unit price or on a time and materials basis. A portion of the obligation to make payments under these contracts depends on factors such as the successful enrollment or treatment of patients or the completion of other clinical trial milestones.

Expenses related to clinical trials are accrued based on estimates and/or representations from service providers regarding work performed, including actual level of patient enrollment, completion of patient studies

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

and progress of the clinical trials. Other incidental costs related to patient enrollment or treatment are accrued when reasonably certain. Similarly, the Company accrues expenses related to the work performed by contract manufacturing organizations based on the progress of the work performed. If the amounts the Company is obligated to pay under clinical trial agreements and manufacturing agreements are modified (for instance, as a result of changes in the clinical trial protocol or scope of work to be performed), the accruals are adjusted accordingly. Revisions to contractual payment obligations are charged to expense in the period in which the facts that give rise to the revision become reasonably certain.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments to employees, and directors, including grants of incentive stock options, nonqualified stock options, restricted stock awards, unrestricted stock awards or restricted stock units to employees, and directors of the Company, to be recognized as expense in the statement of operations and comprehensive loss based on their grant date fair values ratably over the requisite service period. The Company has elected to account for forfeitures as they occur.

The Company estimates the fair value of options granted using the Black-Scholes-Merton (Black-Scholes) option pricing model for stock option grants to both employees and non-employees and the fair value of common stock to determine the fair value of restricted stock. The Company will reconsider the use of the Black-Scholes option pricing model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

The Black-Scholes option pricing model requires inputs based on certain subjective assumptions. A discussion of management’s methodology for developing the assumptions used in the valuation model follow:

Fair Value of Common Stock—Given the lack of an active public market for the common stock, the fair value of the Company’s common stock is determined by the board of directors with input from management and consideration of third-party valuation reports. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, the Company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. In determining the fair value of its common stock, the Company uses methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ (AICPA) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, the Company considered various objective and subjective factors. The factors included (1) the achievement of clinical and operational milestones by the Company; (2) the significant risks associated with the Company’s stage of development; (3) capital market conditions for life science companies, particularly similarly situated, privately held, early-stage life science companies; (4) the Company’s available cash, financial condition, and results of operations; (5) the most recent sales of the Company’s redeemable convertible preferred stock; and (6) the preferential rights of the outstanding redeemable convertible preferred stock.

Expected Dividend Yield—The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

Expected Volatility—Due to the lack of a public market for the Company’s common stock and lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company (e.g., public entities of similar size, complexity, stage of development and industry focus). The historical volatility is calculated based on a period of time commensurate with expected term assumption.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Risk-Free Interest Rate—The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options.

Expected Term—The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets where, based upon the available evidence, the Company concludes that it is more-likely-than-not that the deferred tax assets will not be realized. In evaluating its ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Because of the uncertainty of the realization of deferred tax assets, the Company has recorded a valuation allowance against its net deferred tax assets.

Liabilities are provided for tax benefits for which realization is uncertain. Such benefits are only recognized when the underlying tax position is considered more-likely-than-not to be sustained on examination by a taxing authority, assuming they possess full knowledge of the position and facts. Interest and penalties related to uncertain tax positions are recognized in the provision of income taxes. As of December 31, 2019 and 2020, the Company had no interest or penalties related to uncertain income tax benefits.

Revenue Recognition

The Company accounts for contracts with customers in accordance with Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition (ASC 605), and created a new Topic 606, Revenue from Contracts with Customers (ASC 606). Under ASC 606, the Company will recognize revenue when it transfers control of promised goods or services to customers in an amount that reflects what the Company expects to receive in exchange for the goods or services, and the performance obligation(s) under the related contracts are satisfied. To determine revenue recognition for contracts with customers the Company performs the following five steps: (i) identify the promised goods or services in the contract; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

Comprehensive Loss

Comprehensive loss comprises net loss and other changes in equity that are excluded from net loss. For the years ended December 31, 2019 and 2020, the Company’s net loss was equal to comprehensive loss and, accordingly, no additional disclosure is presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. In November 2019, the FASB issued ASU 2019-10 deferring the effective date for private entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In June 2020, the FASB issued ASU 2020-05 deferring the effective date for private entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently reviewing its leases and other contracts to determine if the adoption of this guidance will have a material impact on its consolidated financial statements. The Company expects that the adoption of this guidance will change the way it accounts for its operating leases and will result in recording the future benefits of those leases and the related minimum lease payments on the Company’s balance sheet.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) (ASU 2016-13), which modifies the measurement of expected credit losses on certain financial instruments. In addition, for available-for-sale debt securities, the standard eliminates the concept of other-than-temporary impairment and requires the recognition of an allowance for credit losses rather than reductions in the amortized cost of the securities. The standard is effective for interim and annual periods beginning after December 15, 2022 and requires a modified-retrospective approach with a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. Early adoption is permitted. Based on the composition of the Company’s investment portfolio, current market conditions and historical credit loss activity, the adoption of ASU 2016-13 is not expected to have any impact on its financial position, results of operations or the related disclosures. The Company will continue monitoring through the effective date of the standard.

The Company has evaluated all other ASUs issued through the date the consolidated financial statements were issued and believes that the adoption of these will not have a material impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting. The update expands the scope of ASC Topic 718, Compensation—Stock Compensation (ASC 718), to include share-based payment transactions for acquiring

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

goods and services from nonemployees. The ASU simplifies the accounting for nonemployee stock-based compensation awards. The guidance aligns the measurement and classification for employee stock-based compensation awards to nonemployee stock-based compensation awards. Under the guidance, nonemployee awards will be measured at their grant date fair value. Upon transition, the existing nonemployee awards will be measured at fair value as of the adoption date. The guidance is effective for reporting periods beginning after December 15, 2019 and early adoption is permitted. The Company adopted this standard as of January 1, 2020 using the modified retrospective method of adoption. The adoption of ASU 2018-07 did not have any impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company adopted this standard as of January 1, 2020 using the modified retrospective method of adoption. The adoption of ASU No. 2018-13 did not have any impact on the Company’s consolidated financial statements and related disclosures.

3. Fair Value of Financial Instruments

The following table sets forth the fair value of the Company’s financial assets by level within the fair value hierarchy (in thousands):

	December 31, 2019
	Fair Value Measurement Based On
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market fund (long-term restricted cash)	$111	$—	$—

	December 31, 2020
	Fair Value Measurement Based On
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market fund (long-term restricted cash)	$199	$—	$—

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 1 during the years ended December 31, 2019 and 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2019	2020
Prepaid research and development costs	$2,870	$1,551
Other prepaid expense and current assets	621	1,210

Total prepaid expenses and other current assets	$3,491	$2,761

5. Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	December 31,
	2019	2020
Lab equipment	$2,636	$3,514
Leasehold improvements	2,121	2,345
Computer equipment	58	58
Furniture and fixtures	12	109

Property and equipment, gross	4,827	6,026
Less: accumulated depreciation and amortization	(497)	(1,126)

Property and equipment, net	$4,330	$4,900

Depreciation expense was $0.3 million and $0.6 million for the years ended December 31, 2019 and 2020, respectively.

6. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2019	2020
Research and development accrued expenses	$148	$2,060
Accrued bonus	735	1,113
Accrued vacation	91	249
Other liabilities	145	1,154

Total accrued liabilities	$1,119	$4,576

7. Commitments and Contingencies

Operating Leases

The Company leases office and laboratory space in Gaithersburg, Maryland under one lease that has a term that expires in 2030 unless renewed. The Company received a tenant improvement allowance from the landlord totaling $1.7 million. The tenant improvement allowance has been recorded as deferred rent and is being

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

recognized over the lease term. In July 2020 the Company signed the first amendment to lease to expand the leased space by an additional 9,359 rentable square feet to a total of 22,930 rented square feet. The lease term for the additional space expires concurrently with the original lease agreement. The Company received a tenant improvement allowance from the landlord totaling $0.1 million which was recorded as deferred rent and will be recognized over the lease term. The landlord completed all renovations and delivered the premises to the Company in December 2020.

The lease agreements contain rent escalation and rent abatement clauses. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. As of December 31, 2019 and 2020, the Company had recorded deferred rent liability of $1.9 and $2.0 million, respectively. Rent expense for the years ended December 31, 2019 and 2020 was $0.4 million and $0.6 million, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2020 are as follows (in thousands):

2021	$608
2022	830
2023	851
2024	872
2025	894
Thereafter	3,889

$7,944

Capital Leases

The Company signed a capital lease agreement for equipment in December 2020. The lease term is for thirty-six months with an option to purchase the equipment for $1 dollar at the end of the lease term. The Company has a total contractual obligation of $520 thousand under this lease, $205 thousand of which will be due in 2021, $130 thousand will be due in 2022 and 2023 and $54 thousand will be due in 2024. The lease commences at the time the equipment is delivered. As of December 31, 2020, the equipment had not been delivered.

Contingencies

From time to time, the Company may be subject to various litigation and related matters arising in the ordinary course of business. The Company records a provision for a liability when it believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. As of December 31, 2019 and 2020, the Company was not involved in any material legal proceedings.

8. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

The Company has 29,795,227 authorized shares of $0.001 par value Series A redeemable convertible preferred stock (Series A preferred stock) all of which were issued and outstanding as of December 31, 2019 and December 31, 2020.

In July 2018, the Company issued the second tranche of Series A preferred stock in exchange for $12.5 million in cash. The Company incurred $21 thousand in transaction costs related to the issuance. The

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Series A preferred stock is classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

The Company has 49,402,623 authorized shares of $0.001 par value Series B redeemable convertible preferred stock (Series B preferred stock) 27,444,339 of which were issued and outstanding as of December 31, 2019 and all of which were issued and outstanding as of December 31, 2020 from the issuance of Series B-1 and Series B-2 redeemable convertible preferred stock discussed below.

In August 2019, the Company authorized 26,803,724 shares of $0.001 par value Series B-1 redeemable convertible preferred stock (Series B-1 preferred stock) and in October 2019 the Company authorized an additional 640,615 shares of $0.001 par value Series B-1 preferred stock. All 27,444,339 shares of Series B-1 preferred stock are issued and outstanding as of December 31, 2019. This first tranche, consisting of 27,444,339 shares at $1.561 per share was issued for net proceeds of $42.6 million.

The Company also authorized 21,445,726 shares of $0.001 par value Series B-2 redeemable convertible preferred stock (Series B-2 preferred stock and with the Series B-1 preferred stock, the Series B preferred stock) at a price of $1.951 per share. In October 2019, the Company authorized an additional 512,558 shares of Series B-2 preferred stock. The Company concluded that the investors’ rights to purchase Series B-2 preferred stock upon achieving certain clinical activities (i.e. clinically significant and meaningful biological activity with manageable toxicities from a phase 1 clinical trial, approval by the board of an acceptable clinical development plan, IND filling by a specified date and completion of other key analysis) (the Milestone closing) did not meet the definition of a freestanding financial instrument, as they were legally attached and assigned together with the issuance of Series B-1 preferred stock.

Furthermore, after weighing the substantive and implied terms and features of the Series B preferred stock instrument, the Company concluded that the conversion option is clearly and closely related to the redeemable convertible preferred stock host contract and therefore would not need to be bifurcated.

In December 2020, the Company issued the second tranche of Series B-2 preferred stock in exchange for $42.8 million in cash. The Company incurred $40 thousand in transaction costs related to the issuance. All authorized shares of Series B-2 preferred stock are issued and outstanding as of December 31, 2020. The Series B preferred stock is classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

The Company’s Series A preferred stock and Series B preferred stock (collectively, the Preferred Stock) have the following rights and preferences, privileges and restrictions:

Dividends

The holders of Preferred Stock are entitled to receive annual noncumulative dividends at an annual rate of 8% in preference to any declaration or payment of any dividend on the common stock, on an as-converted basis when, as and if declared by the board of directors. As of December 31, 2019 and 2020, no dividends have been declared.

Voting Rights

Each share of Preferred Stock represents such number of votes as is equal to the number of shares of common stock into which such share is convertible. The holders of Preferred Stock vote together with the holders of common stock on an as-converted basis on all matters in which stockholders are entitled to vote. The holders

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

of Series A preferred stock, exclusively and as a separate class, are entitled to elect three directors, the holders of the Series B preferred stock, exclusively and as a separate class, are entitled to elect two directors of the Company as of December 31, 2020.

Conversion Rights

Each share of Preferred Stock is convertible into shares of common stock determined by dividing the original issuance price by the conversion price. The conversion price is equal to the original issuance price, which is $1.00 for Series A preferred stock, $1.561 for Series B-1 preferred stock and $1.951 for Series B-2 preferred stock. All series of Preferred Stock will convert into shares of common stock on a one-to-one basis. Conversion can occur at any time at the option of each holder. In addition, all shares of Preferred Stock are mandatorily convertible in certain events, including upon the closing of a qualified initial public offering.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B-1 and Series B-2 preferred stock are entitled to receive, before any payment of any of the assets of the Company to the holders of the Series A preferred stock and holders of common stock, $1.561 per share and $1.951 per share, respectively (as adjusted for any stock dividend, stock split, combination or other similar transactions, plus any declared but unpaid dividends). After payment of the above but before any payment of any of the assets of the Company to the holders of common stock, the holders of Series A preferred stock are entitled to receive $1.00 per share with respect to shares of Series A preferred stock. The Company has not adjusted the carrying values of the Preferred Stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of Preferred Stock, and at the balance sheet dates these circumstances were not probable. Subsequent adjustments to the carrying values of the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Redemption Rights

The preferred stock is not currently redeemable. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, the preferred stock is contingently redeemable.

Anti-dilution Protection

The holders of the Preferred Stock have proportional anti-dilution protection for splits, dividends and similar recapitalizations. Subject to certain exclusions, anti-dilution price protection for additional sales of securities by the Company for consideration per unit less than the applicable conversion price per unit of any series of Preferred Stock, shall be on a broad-based weighted average basis.

9. Common Stock

The Company has 98,973,453 authorized shares of $0.001 par value common stock as of December 31, 2019 and 2020, of which 1,407,800 and 1,836,508 shares were issued and outstanding as of December 31, 2019 and 2020, respectively. The shares issued and outstanding represent shares issued to executives of the Company pursuant to the early exercise of existing stock options as well as shares issued to employees pursuant to exercises of vested stock options.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The early exercises were performed by three executives of the Company. One officer of the Company satisfied the exercise price of the options exercised by the issuance of a seven-year full recourse note in the amount of $79 thousand. The note accrues interest at the applicable Federal rate (approximately 0.39% at December 31, 2020) and is fully secured by the shares of common stock and the personal assets of the officer. The note is recorded as an offset to additional paid-in-capital. The other two executives satisfied the exercise price of the options exercised by making cash payments to the Company. In order to execute the early exercises, the executives signed a Restricted Stock Purchase Agreement (RSPA) granting the Company, in the case of termination of employment of the executive, the rights to repurchase all of the unvested shares at the price paid by the executive for such shares. Based on the share repurchase rights outlined in the RSPA, the Company recorded the proceeds from the early exercises as a liability on the balance sheet. At December 31, 2019, there was a balance of $20 thousand recorded as other current liabilities and $32 thousand recorded as other long-term liabilities related to the unvested balance of the restricted shares exercised. At December 31, 2020, there was a balance of $20 thousand recorded as other current liabilities and $12 thousand recorded as other long-term liabilities related to the unvested balance of the restricted shares exercised.

All shares that were early exercised by the executives of the Company are considered legally issued, however, for accounting purposes, only vested shares are considered issued. Below is a reconciliation of shares issued and outstanding:

	December 31,
	2019	2020
Total shares of common stock legally issued and outstanding (including shares early exercised)	1,805,524	2,066,723
Less: (unvested early exercised shares of common stock)	(397,724)	(230,215)

Total shares issued and outstanding	1,407,800	1,836,508

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Preferred Stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of Preferred Stock equivalent to the dividend amount they would receive if each share of Preferred Stock was converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the Preferred Stock have been paid in full. No dividends have been declared or paid by the Company through December 31, 2020.

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for the Preferred Stock.

10. Share-Based Compensation

In January 2017, the Company implemented the Company’s 2017 Equity Incentive Plan (the 2017 Plan). The 2017 Plan provides for the grant of Stock Options, Stock Appreciation Rights, Restricted Stocks or Restricted Stock Units. The aggregate number of shares of common stock initially available for issuance pursuant to awards under the 2017 Plan was 6,540,416 shares.

In August 2019, the board of directors approved Amendment No. 1 to the 2017 Plan, increasing the number of shares of common stock available for issuance under the plan by (i) 6,290,000 to a total shares

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

available for issuance of 13,735,603 immediately following the closing of the Series B financing, and (ii) by up to 4,775,000 shares to a new total of 18,510,603 shares immediately following the Milestone closing under the Series B financing.

In October 2019, the board of directors approved Amendment No. 2 to the 2017 Plan, increasing the number of shares of common stock available for issuance under the 2017 Plan by (i) 156,770 to a total shares available for issuance of 13,892,373 immediately following the closing of the Series B financing, and (ii) by up to 4,883,230 shares to a new total of 18,775,603 shares immediately following the Milestone closing under the Series B financing agreement.

In December 2020, the board of directors approved Amendment No. 3 to the 2017 Plan increasing the number of shares of common stock available for issuance under the plan to 18,775,603 shares.

Stock options granted under the 2017 Plan generally vest over four years and expire after 10 years.

The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The board of directors determines the value the Company’s common stock taking into consideration the most recently available third-party valuation of common shares, as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

A summary of stock option activity for awards under the 2017 Plan is presented below:

	Options Outstanding and Exercisable
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1) (in thousands)
Outstanding as of January 1, 2019	5,635,542	$0.12	9.2	$96
Granted	383,000	0.58
Forfeitures	(90,840)	0.11
Exercised	(366,935)	0.09

Outstanding as of December 31, 2019	5,560,767	0.16	7.9	2,359

Granted	5,889,120	0.76
Forfeitures	(276,227)	0.14
Exercised	(428,708)	0.40

Outstanding as of December 31, 2020	10,744,952	$0.48	8.6	$8,143

Exercisable as of December 31, 2020	4,508,992	$0.26	7.8	$4,426

(1)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the common stock for the options that were in the money at December 31, 2019 and 2020.

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2019 and 2020 was $0.47 and $0.58, respectively.

The aggregate grant date fair value of stock options vested during the years ended December 31, 2019 and 2020 was approximately $0.3 million and $1.7 million, respectively.

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company recorded share-based compensation expense of $0.1 million and $1.1 million during the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, there was $2.9 million of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the 2017 Plan. This remaining compensation expense is expected to be recognized over a weighted average period of three years as of December 31, 2020. The intrinsic value of the options exercised for the years ended December 31, 2019 and 2020 was $0.1 million and $0.5 million, respectively. Share-based compensation cost is measured at fair value and is recognized as expense on a straight-line basis over the requisite service period.

Share-based compensation expense included in the statement of operations for the years ended December 31, 2019 and 2020 was as follows in thousands:

	December 31,
	2019	2020
Research and development	$81	$500
General and administrative	55	551

Total	$136	$1,051

The assumptions used in the Black-Scholes option pricing model for stock options granted were as follows:

	December 31,
	2019	2020
Expected term	7 years	7 years
Expected volatility	95%	95—100%
Risk free interest rate	1.84%	0.42—1.42%
Expected dividend yield	—%	—%

11. Net Loss Per Share Attributable to Common Stockholders

The Company’s potential dilutive securities, which include redeemable convertible preferred stock, options to purchase common stock and unvested shares of restricted common stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at period end, from the computation of diluted net loss per share attributable to common stockholders for the period indicated because including them would have had an anti-dilutive effect:

	December 31,
	2019	2020
Redeemable convertible preferred stock	57,239,566	79,197,850
Options to purchase common stock	5,163,043	10,514,737
Unvested shares of restricted common stock	397,724	230,215

Total	62,800,333	89,942,802

Shares of redeemable convertible preferred stock also participate in dividends with shares of common stock (if and when declared) and therefore are deemed participating securities. The holders of redeemable convertible preferred stock do not contractually share in losses and therefore no additional net loss per share has been disclosed under the two-class method.

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Income Taxes

The Company’s provision for income taxes consists of the following for the years ended December 31, 2019 and 2020 (in thousands):

	December 31,
	2019	2020
Current income tax provision (benefit):
U.S. federal	$—	$—
State	—	—

Total	—	—
Deferred income tax provision (benefit):
U.S. federal	(4,774)	(7,671)
State	(1,187)	(1,954)

Total	(5,961)	(9,625)
Change in valuation allowance	5,961	9,625

Total provision (benefit) for income taxes	$—	$—

A reconciliation of the statutory U.S. federal rate and effective rate is as follows:

	December 31
	2019	2020
U.S. federal tax	21.0%	21.0%
State tax, net of federal benefit	6.5	6.3
Change in valuation allowance	(33.2)	(29.9)
Payroll tax credits	1.1	0.2
Research and development tax credits	5.0	3.2
Change in tax rates and other	(0.4)	(0.8)

Income tax expense	0.0%	0.0%

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The significant components of the Company’s deferred income tax assets (liabilities) were as follows (in thousands):

	December 31,
	2019	2020
Deferred income tax assets:
U.S. federal net operating loss carryforward	$6,352	$12,826
State net operating loss carryforward	1,958	3,862
Research and development credits	902	1,935
Operating lease liabilities	537	556
Other	325	545

Gross deferred income tax assets	10,074	19,724
Less: Valuation allowance	(10,010)	(19,635)

Total deferred income tax assets	64	89
Deferred income tax liabilities:
Depreciation	(64)	(89)

Net deferred income tax assets (liabilities)	$—	$—

The Company recognizes valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, management considers (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary difference and carryforwards; (iii) taxable income in prior carryback years if carryback is permitted under applicable tax law; and (iv) tax planning strategies. The Company’s net deferred income tax assets are not more likely than not to be utilized due to the lack of sufficient sources of future taxable income and cumulative book losses which have resulted over the years. The net change in valuation allowance for the years ended December 31, 2019 and 2020 was an increase of $5.9 million and $9.6 million, respectively.

On March 27, 2020, Congress enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act) to provide certain relief as a result of the COVID-19 pandemic. The Company did not apply for any relief offered by the government during the year ended December 31, 2020.

The Company had Federal and State net operating loss (NOL) carryforwards of approximately $61.1 million and $59.2 million, respectively, as of December 31, 2020. As of December 31, 2020, the Company also had federal research and development tax credit carryforwards of approximately $1.9 million, available to potentially offset future federal income taxes. Approximately $6.4 million of the Federal NOL was generated prior to 2018 and will begin expiring in 2035 while the remaining $54.7 million will be carried forward indefinitely. The State NOL will begin expiring in 2035. The federal research and development tax carryforwards, if not utilized, will expire beginning in 2038.

However, the deductibility of such federal net operating losses may be limited. Under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which generally occurs if the percentage of the corporation’s stock owned by 5% stockholders increases by more than 50% over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited.

The Company has not determined if it has experienced Section 382 ownership changes in the past and if a portion of its NOL and tax credit carryforwards are subject to an annual limitation under Section 382. In

ARCELLX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

addition, the Company may experience ownership changes in the future as a result of subsequent shifts in its stock ownership, some of which may be outside of its control. If the Company determines that an ownership change has occurred and its ability to use its historical NOL and tax credit carryforwards is materially limited, it would harm the Company’s future operating results by effectively increasing the Company’s future tax obligations. The Company has not identified any uncertain tax positions and did not recognize any adjustments for unrecognized tax benefits. The Company’s tax returns for all years remain subject to examination by taxing authorities.

13. Employee Benefit Plan

The Company sponsors a tax deferred retirement plan under the Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to limits provided by Internal Revenue Service regulations. The Company made contributions to the plan of $0.09 million and $0.2 million for the years ended December 31, 2019 and 2020, respectively.

14. Subsequent Events

The Company issued 57,224,618 shares of $0.001 par value Series C redeemable convertible preferred stock (Series C preferred stock) at a price of $2.097 per share for a total cash consideration of $120.0 million. This financing was completed in multiple rounds in March 2021 through June 2021. The Company incurred $0.9 million in transaction costs related to the issuance. The Series C preferred stock will be classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

Subsequent events have been evaluated through September 27, 2021, which is the date that the consolidated financial statements were available to be issued. Other than as described above, there were no material subsequent events that occurred during this period.

ARCELLX, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2020	September 30, 2021
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$46,596	$70,027
Marketable securities	—	61,155
Prepaid expenses and other current assets	2,761	2,957

Total current assets	49,357	134,139
Restricted cash	199	199
Property and equipment, net	4,900	6,781
Deferred offering costs	1,761	1,853
Deposits and other non-current assets	1,477	1,991

Total assets	$57,694	$144,963

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$504	$1,583
Accrued liabilities	4,576	11,351
Deferred rent, current portion	171	180
Other current liabilities	20	147

Total current liabilities	5,271	13,261
Deferred rent, net of current portion	1,863	1,912
Other long-term liabilities	19	206

Total liabilities	7,153	15,379

Commitments and contingencies
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, par value of $0.001 per share; 29,795,227 shares authorized, issued and outstanding at December 31, 2020 and September 30, 2021; liquidation value $29,795 at December 31, 2020 and September 30, 2021.	28,894	28,894
Series B redeemable convertible preferred stock, par value $0.001 per share; 49,402,623 shares authorized, issued and outstanding at December 31, 2020 and September 30, 2021; liquidation value of $85,681 at December 31, 2020 and September 30, 2021.	85,367	85,367
Series C redeemable convertible preferred stock, par value $0.001 per share; 0 and 57,224,618 shares authorized at December 31, 2020 and September 30, 2021, respectively; 0 and 57,224,618 shares issued and outstanding at December 31, 2020 and September 30, 2021, respectively; liquidation value of $0 and $120,000 at December 31, 2020 and September 30, 2021, respectively.	—	119,118

Total redeemable convertible preferred stock	114,261	233,379

Stockholders’ deficit:
Common stock, par value of $0.001 per share; 98,973,453 and 185,000,000 shares authorized at December 31, 2020 and September 30, 2021, respectively; 1,836,508 and 2,796,012 shares issued and outstanding at December 31, 2020 and September 30, 2021, respectively (Note 11)	2	3
Additional paid-in capital	1,420	5,648
Accumulated other comprehensive loss	—	(5)
Accumulated deficit	(65,142)	(109,441)

Total stockholders’ deficit	(63,720)	(103,795)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$57,694	$144,963

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCELLX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(in thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2020	2021
Revenue	$—	$—
Operating expenses:
Research and development	18,134	33,489
General and administrative	4,868	10,831

Total operating expenses	23,002	44,320

Loss from operations	(23,002)	(44,320)
Other income, net	—	21

Net loss	(23,002)	(44,299)
Other comprehensive loss:
Unrealized loss on marketable securities	—	(5)

Comprehensive loss	$(23,002)	$(44,304)

Net loss per share attributable to common stockholders—basic and diluted	$(15.24)	$(19.03)

Weighted-average common shares outstanding—basic and diluted	1,508,944	2,327,309

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCELLX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Unaudited)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock						Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Balance at December 31, 2019	29,795,227	$28,894	27,444,339	$42,566	—	$—	1,407,800	$2	$307	$(33,047)	$(32,738)

Issuance of common stock from vesting of restricted stock	—	—	—	—	—	—	252,805	—	33	—	33
Share-based compensation	—	—	—	—	—	—	—	—	708	—	708
Net loss	—	—	—	—	—	—	—	—	—	(23,002)	(23,002)

Balance at September 30, 2020	29,795,227	$28,894	27,444,339	$42,566	—	$—	1,660,605	$2	$1,048	$(56,049)	$(54,999)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCELLX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Unaudited)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock						Stockholders’ Deficit
	Series A		Series B		Series C		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Stockholders’ Deficit
Balance at December 31, 2020	29,795,227	$28,894	49,402,623	$85,367	—	$—	1,836,508	$2	$1,420	$(65,142)	$—	$(63,720)

Issuance of Series C redeemable convertible preferred stock for cash, net of transaction costs	—	—	—	—	57,224,618	119,118	—	—	—	—	—	—
Issuance of common stock from vesting of restricted stock	—	—	—	—	—	—	57,489	—	7	—	—	7
Exercise of stock options	—	—	—	—	—	—	902,015	1	369	—	—	370
Share-based compensation	—	—	—	—	—	—	—	—	3,852	—	—	3,852
Unrealized loss on investment	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Net loss	—	—	—	—	—	—	—	—	—	(44,299)	—	(44,299)

Balance at September 30, 2021	29,795,227	$28,894	49,402,623	$85,367	57,224,618	$119,118	2,796,012	$3	$5,648	$(109,441)	$(5)	$(103,795)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCELLX, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2020	2021
Cash flows from operating activities
Net loss	$(23,002)	$(44,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	464	710
Amortization of premiums and discounts on marketable securities	—	60
Share-based compensation	708	3,852
Loss on disposal of property and equipment	—	3
Changes in operating assets and liabilities:
Prepaid expenses and other current and non-current assets	522	(649)
Accounts payable and other current liabilities	(1,110)	1,079
Accrued liabilities	1,046	6,494
Deferred rent	(10)	58

Net cash used in operating activities	(21,382)	(32,692)

Cash flows from investing activities
Purchases of property and equipment	(280)	(1,030)
Purchases of marketable securities	—	(61,283)

Net cash used in investing activities	(280)	(62,313)

Cash flows from financing activities
Payments under capital leases	—	(359)
Proceeds from the exercise of stock options	16	369
Payments of deferred offering costs	(1,248)	(668)
Payment for repurchase of restricted stock	—	(24)
Proceeds from issuance of Series C redeemable convertible preferred stock, net of transaction costs	—	119,118

Net cash (used in) provided by financing activities	(1,232)	118,436

Net (decrease) increase in cash, cash equivalents and restricted cash	(22,894)	23,431
Cash, cash equivalents and restricted cash, beginning of the year	34,689	46,795

Cash, cash equivalents and restricted cash, end of the period	$11,795	$70,226

Supplemental disclosures of noncash investing activities:
Purchase of property and equipment included in accrued liabilities and accounts payable	$—	$(850)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of the Business

Organization

Arcellx, Inc. (Arcellx or the Company) was incorporated in Delaware in December 2014 and is headquartered in Gaithersburg, Maryland. The Company is a clinical-stage biopharmaceutical company reimagining cell therapy through the development of innovative therapies for patients with cancer and other incurable diseases.

The Company has not commercialized any of its drug candidates and planned commercial operations have not commenced. The Company has incurred significant losses in the development of its drug candidates. The Company has not generated revenues from product sales. As a result, the Company has consistently reported negative cash flows from operating activities and net losses, had a stockholder’s deficit of $103.8 million as of September 30, 2021 and expects to continue incurring losses for the foreseeable future.

Liquidity

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business. The propriety of using the going-concern basis is dependent upon, among other things, the achievement of future profitable operations, the ability to generate sufficient cash from operations and potential other funding sources, in addition to cash on hand, to meet its obligations as they become due. Based on the Company’s expected operating cash requirements and capital expenditures, management believes the Company’s cash on hand and marketable securities as of September 30, 2021 are adequate to fund operations for at least twelve months from the date that these condensed consolidated financial statements are issued. The Company expects to incur substantial operating losses to continue development of drug candidates, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company plans to seek additional funding through public or private equity offerings, debt financings, marketing and distribution arrangements, other collaborations, strategic alliances and licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be required to delay, reduce or eliminate research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects.

Although management continues to pursue these funding plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all, to fund continuing operations past twelve months from the issuance date of these condensed consolidated financial statements.

2. Summary of Significant Accounting Policies

There have been no material changes to the significant accounting policies disclosed in the Company’s audited financial statements for the year ended December 31, 2020, included elsewhere in this Registration

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Statement on Form S-1, other than the addition of the marketable securities accounting policy and updates to the share-based compensation expense accounting policy during the nine months ended September 30, 2021 as discussed below:

Marketable Securities

The Company carries marketable securities classified as available-for-sale at fair value as determined by prices for identical or similar securities at the balance sheet date. The inputs used to determine the fair value of marketable securities are considered Level 2 within the fair-value hierarchy. The Company records unrealized gains and losses as a component of other comprehensive loss within the statements of operations and comprehensive loss and as accumulated other comprehensive loss in stockholders’ deficit. Realized gains or losses on available-for-sale securities are determined using the specific identification method and the Company includes net realized gains and losses in other income, net. Marketable securities are classified as either current or non-current assets based on their contractual maturity dates.

At each reporting date, or more frequently if circumstances warrant, the Company evaluates individual available-for-sale debt securities for impairment. In the event that the carrying value of an available-for-sale debt security exceeds its fair value and the decline in fair value is determined to be other-than-temporary, the Company records an impairment charge in earnings attributable to the estimated credit loss. In determining whether a decline in the value of an available-for-sale debt security is other-than-temporary, the Company evaluates various factors including, but not limited to, the nature of the investments, changes in credit ratings, interest rate fluctuations, industry analyst reports, the duration and extent to which fair value has been less than carrying value, the Company’s assessment as to whether it is more likely than not that the Company will be required to sell the security prior to recovery of its amortized cost basis, and the severity of the impairment.

Share-Based Compensation

The fair value of restricted stock awards, unrestricted stock awards, and restricted stock units (collectively, awards) without a market condition is determined based on the fair value of the Company’s common stock on the grant date. The Company recognizes share-based compensation expense for awards with only a service condition ratably over the requisite service period. Vesting of awards is accelerated for certain employees in the event of a change in control or in the event that the Company removes the employee with or without cause from their position.

The Company estimates the fair value of awards subject to both a market condition (e.g., certain market capitalization thresholds) and a performance condition on the grant date using a Monte Carlo simulation model. For awards with vesting subject to the fulfillment of both market and performance conditions, share-based compensation expense is recognized using the accelerated attribution method at the time the achievement of the performance condition becomes probable. The amount of share-based compensation expense is dependent on the Company’s periodic assessment of the probability of the performance condition being satisfied and the Company’s estimate, which may vary over time, of the number of shares that will ultimately be issued. If the performance condition is not met, no compensation expense is recognized, and any previously recognized compensation cost is reversed. Refer to Note 12 for further discussion regarding the terms of awards granted during the nine months ended September 30, 2021.

3. Restricted Cash

The Company is required to maintain cash collateral on deposit in a segregated money market bank account, as a condition of a lease agreement. The bank may restrict withdrawals or transfers by, or on behalf of,

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

the Company. The required restricted cash reserve totaled $199 thousand at each of December 31, 2020 and September 30, 2021. This amount is presented as non-current restricted cash on the accompanying balance sheets.

The following table reconciles cash and cash equivalents and restricted cash per the balance sheets to the statements of cash flows (in thousands):

	December 31, 2020	September 30, 2021
Cash and cash equivalents	$46,596	$70,027
Restricted cash	199	199

Total	$46,795	$70,226

4. Fair Value of Financial Instruments

The following table sets forth the fair value of the Company’s financial assets by level within the fair value hierarchy (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Money market fund (long-term restricted cash)	$199	$—	$—

Total assets measured at fair value	$199	$—	$—

	September 30, 2021
	Level 1	Level 2	Level 3
Assets
Money market fund (cash equivalent)	$65,125	$—	$—
Money market fund (long-term restricted cash)	199	—	—
Marketable securities	—	61,155	—

Total assets measured at fair value	$65,324	$61,155	$—

The Company did not transfer any assets measured at fair value on a recurring basis between levels during the year ended December 31, 2020 or the nine months ended September 30, 2021.

5. Marketable Securities

Available-for-sale marketable securities, which consisted entirely of corporate bonds, were as follows (in thousands):

September 30, 2021
Amortized costs	$61,160
Gross unrealized gains	—
Gross unrealized loss	(5)

Fair value	$61,155

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

All of the Company’s available-for-sale marketable securities held at September 30, 2021 had contractual maturities of less than one year. All of the Company’s available-for-sale marketable securities in an unrealized loss position at September 30, 2021 were in a loss position for less than twelve months. Unrealized losses on available-for-sale marketable securities at September 30, 2021 were not significant and were primarily due to changes in interest rates, including market credit spreads, and not due to increased credit risks associated with specific securities. Accordingly, no allowance for credit losses related to the Company’s available-for-sale marketable securities was recorded for the nine months ended September 30, 2021. The Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. The Company recorded interest income of $77 thousand for the nine months ended September 30, 2021, which is included in other income, net on the condensed consolidated statements of operations and comprehensive loss.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31, 2020	September 30, 2021
Prepaid research and development costs	$1,551	$1,308
Other prepaid expense and current assets	1,210	1,649

Total prepaid expenses and other current assets	$2,761	$2,957

7. Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	December 31, 2020	September 30, 2021
Lab equipment	$3,514	$5,371
Leasehold improvements	2,345	2,355
Lab equipment under capital leases	—	714
Computer equipment	58	58
Furniture and fixtures	109	119

Property and equipment, gross	6,026	8,617
Less: accumulated depreciation and amortization	(1,126)	(1,836)

Property and equipment, net	$4,900	$6,781

Depreciation and amortization expense was $464 thousand and $710 thousand for the nine months ended September 30, 2020 and 2021, respectively.

8. Capital Lease Obligations

The Company signed a capital lease agreement for equipment in December 2020. The lease term is for thirty-six months with an option to purchase the equipment for $1 dollar at the end of the lease term. The lease commencement date is commensurate with the date the equipment was placed into service which was in June 2021.

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The Company signed a capital lease agreement for equipment in March 2021. The lease term is for seventeen months and ownership of the asset will be transferred to the Company at the end of the lease term. The lease commencement date is commensurate with the date the equipment was placed into service which was in March 2021.

As of September 30, 2021, the remaining future lease obligations under these capital lease agreements are as follows (in thousands):

2021	$33
2022	160
2023	130
2024	54

Total minimum lease payments	377
Less: amount representing interest	(24)

Present value of net minimum lease payments	$353

The capital lease obligation balance was $353 thousand as of September 30, 2021, of which $147 thousand is included in other current liabilities and $206 thousand is included in the other long-term liabilities. The implied interest rate used to reduce the minimum lease payments to present value was 5.0%.

The Company made payments with respect to capital lease obligations of $0 and $359 thousand for the nine months ended September 30, 2020 and 2021, respectively.

Interest expense in connection with the Company’s capital leases were immaterial for the nine months ended September 30, 2020 and 2021.

9. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2020	September 30, 2021
Research and development accrued expenses	$2,060	$8,897
Accrued bonus	1,113	1,393
Accrued vacation	249	415
Other liabilities	1,154	646

Total accrued liabilities	$4,576	$11,351

10. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

The Company has 29,795,227 authorized shares of $0.001 par value Series A redeemable convertible preferred stock (Series A preferred stock) all of which is issued and outstanding at December 31, 2020 and September 30, 2021. The Series A preferred stock is classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The Company has 49,402,623 authorized shares of $0.001 par value Series B redeemable convertible preferred stock (Series B preferred stock) all of which is issued and outstanding at December 31, 2020 and September 30, 2021 from the issuance of Series B-1 and Series B-2 redeemable convertible preferred stock discussed below.

The Company has 27,444,339 authorized shares of $0.001 par value Series B-1 redeemable convertible preferred stock (Series B-1 preferred stock) all of which is issued and outstanding at December 31, 2020 and September 30, 2021.

The Company has authorized 21,958,284 shares of $0.001 par value Series B-2 redeemable convertible preferred stock (Series B-2 preferred stock and with the Series B-1 preferred stock, the Series B preferred stock). The Company concluded that the investors’ rights to purchase Series B-2 preferred stock upon achieving certain clinical activities (i.e., clinically significant and meaningful biological activity with manageable toxicities from a phase 1 clinical trial, approval by the board of an acceptable clinical development plan, IND filling by a specified date and completion of other key analysis) (the Milestone closing) did not meet the definition of a freestanding financial instrument, as they were legally attached and assigned together with the issuance of Series B-1 preferred stock.

Furthermore, after weighing the substantive and implied terms and features of the Series B preferred stock instrument, the Company concluded that the conversion option is clearly and closely related to the preferred stock host contract and therefore would not need to be bifurcated.

In December 2020, the Company issued the second tranche of Series B-2 preferred stock in exchange for $42.8 million in cash. The Company incurred $40 thousand in transaction costs related to the issuance. All authorized shares of Series B-2 preferred stock are issued and outstanding as of December 31, 2020 and September 30, 2021. The Series B preferred stock is classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

During the nine months ended September 30, 2021, the Company authorized 57,224,618 shares of $0.001 par value Series C redeemable convertible preferred stock (the Series C preferred stock) and issued all authorized shares in exchange for $120.0 million in cash. The Company incurred $0.9 million in transaction costs related to the Series C preferred stock issuance. The Series C preferred stock is classified as temporary equity as a result of certain redemption rights that are outside of the Company’s control.

The Company’s Series A preferred stock, Series B preferred stock and Series C preferred stock (collectively, the Preferred Stock) have the following rights and preferences, privileges and restrictions:

Dividends

The holders of Preferred Stock are entitled to receive annual noncumulative dividends at an annual rate of 8% in preference to any declaration or payment of any dividend on the common stock, on an as-converted basis when, as and if declared by the board of directors. As of December 31, 2020 and September 30, 2021, no dividends have been declared.

Voting Rights

Each share of Preferred Stock represents such number of votes as is equal to the number of shares of common stock into which such share is convertible. The holders of Preferred Stock vote together with the holders

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

of common stock on an as-converted basis on all matters in which stockholders are entitled to vote. The holders of Series A preferred stock, exclusively and as a separate class, are entitled to elect three directors, the holders of the Series B preferred stock, exclusively and as a separate class, are entitled to elect two directors, and the holders of Series C preferred stock, exclusively and as a separate class, are entitled to elect one director of the Company as of September 30, 2021.

Conversion Rights

Each share of Preferred Stock is convertible into shares of common stock determined by dividing the original issuance price by the conversion price. The conversion price is equal to the original issuance price, which is $1.00 for Series A preferred stock, $1.561 for Series B-1 preferred stock, $1.951 for Series B-2 preferred stock, and $2.097 for Series C preferred stock. All series of preferred stock will convert into shares of common stock on a one-to-one basis. Conversion can occur at any time at the option of each holder. In addition, all shares of Preferred Stock are mandatorily convertible in certain events, including upon the closing of a qualified initial public offering.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series C preferred stock are entitled to receive, before any payment of any of the assets of the Company to the holders of the Series B preferred stock, the holders of the Series A preferred stock, or the holders of common stock, $2.097 per share (as adjusted for any stock dividend, stock split, combination or other similar transactions, plus any declared but unpaid dividends). After payment of the above but before any payment of any of the assets of the Company to the holders of Series A preferred stock or the holders of common stock, the holders of Series B-1 and Series B-2 preferred stock are entitled to receive, before any payment of any of the assets of the Company to the holders of the Series A preferred stock or the holders of common stock, $1.561 per share and $1.951 per share, respectively (as adjusted for any stock dividend, stock split, combination or other similar transactions, plus any declared but unpaid dividends). After payment of the above but before any payment of any of the assets of the Company to the holders of common stock, the holders of Series A preferred stock are entitled to receive $1.00 per share with respect to shares of Series A preferred stock. The Company has not adjusted the carrying values of the preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of Preferred Stock, and at the balance sheet dates these circumstances were not probable. Subsequent adjustments to the carrying values of the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.

Redemption Rights

The Preferred Stock is not currently redeemable. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, the preferred stock is contingently redeemable.

Anti-dilution Protection

The holders of the Preferred Stock have proportional anti-dilution protection for splits, dividends and similar recapitalizations. Subject to certain exclusions, anti-dilution price protection for additional sales of securities by the Company for consideration per unit less than the applicable conversion price per unit of any series of Preferred Stock, shall be on a broad-based weighted average basis.

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

11. Common Stock

In June 2021, the board of directors approved an amendment to the Amended and Restated Certificate of Incorporation of the Company, which increased the number of authorized shares of common stock. The Company has 98,973,453 and 185,000,000 authorized shares of $0.001 par value common stock at December 31, 2020 and September 30, 2021, respectively, of which 1,836,508 and 2,796,012 shares were issued and outstanding at December 31, 2020 and September 30, 2021, respectively. The shares issued and outstanding represent shares issued to employees of the Company, pursuant to the early exercise of existing stock options as well as shares issued to employees pursuant to the exercise of vested stock options.

One employee of the Company satisfied the exercise price of the options exercised by the issuance of a seven-year full recourse note in the amount of $79 thousand. The note accrued interest at the applicable rate (approximately 0.4% at December 31, 2020) and was fully secured by the shares of common stock and the personal assets of the employee. The note was recorded as an offset to additional paid-in capital. In June 2021, the Company approved the forgiveness of this loan and related accrued interest resulting in compensation expense of $84 thousand. Other employees satisfied the exercise price of the options exercised by making cash payments to the Company. In order to execute the early exercises, the employees signed a Restricted Stock Purchase Agreement (RSPA) granting the Company, in the case of termination of employment of the executive, the rights to repurchase all of the unvested shares at the price paid by the employee for such shares. Based on the share repurchase rights outlined in the RSPA, the Company recorded the proceeds from the early exercises as a liability on the balance sheet. During the nine months ended September 30, 2021, two employees resigned and the Company bought back 172,726 shares representing all unvested shares that had been early exercised at the price paid by the employee for such shares. The repurchased shares are not considered legally issued and outstanding; however, are available to be reissued in the future. As such, they are excluded from the legally issued and outstanding shares in the reconciliation below. At December 31, 2020 and September 30, 2021, there was a balance of $20 thousand and $0 recorded as other current liabilities and $12 thousand and $0 recorded as other long-term liabilities, respectively, related to the unvested balance of the restricted shares exercised.

All shares that were early exercised by the employees of the Company are considered legally issued. However, for accounting purposes, only vested shares are considered issued. Below is a reconciliation of shares issued and outstanding:

	December 31, 2020	September 30, 2021
Total shares of common stock legally issued and outstanding (including shares early exercised)	2,066,723	2,796,012
Less: (unvested early exercised shares of common stock)	(230,215)	—

Total shares issued and outstanding	1,836,508	2,796,012

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the preferred stock. When dividends are declared on shares of common stock, the Company must declare at the same time a dividend payable to the holders of preferred stock equivalent to the dividend amount they would receive if each share of preferred stock was converted into common stock. The Company may not pay dividends to common stockholders until all dividends accrued or declared but unpaid on the preferred stock have been paid in full. No dividends have been declared or paid by the Company through September 30, 2021.

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for the preferred stock.

12. Share-Based Compensation

In March, April, and June 2021, the board of directors approved Amendments No. 4, No. 5, and No. 6 to the 2017 Plan, increasing the number of shares of common stock available for issuance under the 2017 Plan by 24,857,211 shares to 43,632,814 total shares available for issuance.

Stock options granted under the 2017 Plan generally vest over four years and expire after 10 years.

The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The board of directors determines the value the Company’s common stock taking into consideration the most recently available third-party valuation of common shares, as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

A summary of stock option activity for awards under the 2017 Plan is presented below:

	Options Outstanding and Exercisable
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (1) (in thousands)
Outstanding as of December 31, 2020	10,744,952	$0.48	8.6	$8,143
Granted	20,327,157	1.05
Forfeitures	(1,317,035)	0.18
Exercised	(959,504)	0.01

Outstanding as of September 30, 2021	28,795,570	$0.95	9.0	$5,758

Exercisable as of September 30, 2021	7,264,983	$0.56	7.9	$4,285

(1)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the estimated fair value of the common stock for the options that were in the money as of September 30, 2021.

The aggregate grant date fair value of stock options vested during the nine months ended September 30, 2020 and 2021 was approximately $1.6 million and $6.5 million, respectively.

The Company recorded share-based compensation expense related to stock options of $0.7 million and $3.9 million during the nine months ended September 30, 2020 and 2021, respectively. As of September 30, 2021, there was $20.7 million of unrecognized compensation cost related to unvested share-based options granted under the 2017 Plan, expected to be recognized over a weighted average period of 2.9 years. The intrinsic value of the options exercised for the nine months ended September 30, 2020 and 2021 was $0.3 million and $0.7 million, respectively. Share-based compensation cost is measured at fair value and is recognized as expense on a straight-line basis over the requisite service period.

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The assumptions used in the Black-Scholes model for stock options granted were as follows:

Nine Months Ended September 30,
	2020	2021
Expected term	7 years	7 years
Expected volatility	95%—100%	105%—110%
Risk free interest rate	0.42%—1.42%	0.83%—1.17%
Expected dividend yield	—%	—%

Given the lack of an active public market for the common stock, the fair value of the Company’s common stock was determined by the board of directors with input from management and consideration of third-party valuation reports, described further within the Restricted Stock Units section below.

Restricted Stock Units

During the nine months ended September 30, 2021, the Company granted 5,244,329 restricted stock units (RSU) to an executive officer subject to service, performance, and market conditions. Each RSU entitles the recipient to one share of common stock upon vesting. The service condition requires the executive officer’s continued employment with the Company through the achievement of the performance and market condition which can occur at any point in time. The performance condition requires the consummation of a change in control event as defined in the 2017 Plan and the market condition requires that the aforementioned change in control meets defined market capitalization thresholds (a minimum market capitalization of $2.5 billion must be achieved for any of the RSUs to vest, all of the RSUs will vest if a $5.0 billion market capitalization is achieved, and a portion of the RSUs will vest if a market capitalization of between $2.5 billion and $5.0 billion is achieved). As the performance condition is a change in control event, the performance condition will only become probable once a change in control is consummated. Accordingly, as a change in control did not occur during the nine months ended September 30, 2021, the Company did not record any share-based compensation expense related to this RSU award. The Company estimated the grant date fair value of the RSUs using a Monte Carlo simulation model of approximately $1.6 million.

The Company used the Monte Carlo simulation model approach to estimate the fair value of the RSUs on the date of grant. In applying the Monte Carlo simulation model, the total equity value of the Company was simulated as of an expected change in control event that achieves certain market capitalization thresholds as established in the agreement. For each simulated value, the total equity value is allocated to the various classes of equity in the Company’s capital structure according to the characteristics of that capital structure, such as the number of shares of each class of equity, seniority levels, liquidation preferences and conversion values for redeemable convertible preferred stock, and participation thresholds for common stock and each series of redeemable convertible preferred stock. The fair value of the RSUs is the average of the discounted proceeds to the common stock across all simulated paths.

The Monte Carlo simulation model requires various subjective assumptions that represent management’s best estimates of the fair value of common stock, expected equity volatility, risk-free interest rate, discount period, expected dividend yield, and time to change in control event that achieves certain market capitalization thresholds as established in the agreement.

Fair Value of Common Stock and Fair Value of Total Equity—Given the lack of an active public market for the common stock and other equity instruments, the fair value of the Company’s common stock and total

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

equity was determined by the board of directors with input from management and consideration of third-party valuation reports. In the absence of a public trading market, and as a clinical-stage company with no significant revenues, the Company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock at grant date and resulting total equity value. In determining the fair value of its common stock and total equity value, the Company uses methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ (AICPA) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, the Company considered various objective and subjective factors, along with input from the independent third-party valuation firm. The factors included (1) the achievement of clinical and operational milestones by the Company; (2) the significant risks associated with the Company’s stage of development; (3) capital market conditions for life science companies, particularly similarly situated, privately held, early-stage life science companies; (4) the Company’s available cash, financial condition, and results of operations; (5) the most recent sales of the Company’s preferred stock; and (6) the preferential rights of the outstanding preferred stock.

Expected Equity Volatility—Due to the lack of a public market for the Company’s common stock and the lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company (e.g., public entities of similar size, complexity, stage of development, and industry focus). The historical volatility is calculated based on a period of time commensurate with expected change in control event that achieves certain market capitalization thresholds as established in the agreement.

Risk-Free Interest Rate and Discount Period—The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected time to change in control event that achieves certain market capitalization thresholds as established in the agreement. The discount period is the period between the valuation date and the assumed change in control event date, with the assumption that all equity shares in the capital structure are paid out in cash.

Expected Dividend Yield—The expected dividend yield is based on the Company’s historical and expected dividend payouts. The expected dividend yield is zero as the Company has historically paid no dividends and does not anticipate dividends to be paid in the future.

Time to Change in Control Event—The time to change in control event is based on the Company’s best estimate of a change in control event that achieves certain market capitalization thresholds as established in the agreement.

The Company determined fair value of the RSUs considering a third-party valuation report. The Company considers a number of objective and subjective factors, including weighted probability of various liquidation event scenarios, operating and financial performance, discount for lack of marketability of the Company’s equity, and general and industry-specific economic outlook, among other factors. The discount for lack of marketability is applied to reflect the increased risk arising from the inability to readily sell the RSUs. The assumptions used in the Monte Carlo simulation model to determine the grant date fair value of the RSUs during the nine months ended September 30, 2021 are presented below:

Time to liquidity event (years)	1.56—3.06
Equity volatility	100%—110%
Risk-free interest rate	0.11%—0.31%
Discount for lack of marketability	26%—32%

ARCELLX, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

As of September 30, 2021, there was $1.6 million of unrecognized compensation cost related to unvested RSUs.

Share-based compensation expense included in the statement of operations for the nine months ended September 30, 2020 and 2021 was as follows (in thousands):

	Nine Months Ended September 30,
	2020	2021
Research and development	$303	$997
General and administrative	405	2,855

Total	$708	$3,852

13. Net Loss Per Share Attributable to Common Stockholders

The Company’s potential dilutive securities, which include redeemable convertible preferred stock, options to purchase common stock, and unvested shares of restricted common stock, have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at period end, from the computation of diluted net loss per share attributable to common stockholders for the period indicated because including them would have had an anti-dilutive effect:

	September 30,
	2020	2021
Redeemable convertible preferred stock	57,239,566	136,422,468
Options to purchase common stock	10,656,562	28,795,570
Unvested shares of restricted common stock from early exercises	272,093	—
Restricted stock units	—	5,244,329

Total	68,168,221	170,462,367

Shares of redeemable convertible preferred stock also participate in dividends with shares of common stock (if and when declared) and therefore are deemed participating securities. The holders of redeemable convertible preferred stock do not contractually share in losses and therefore no additional net loss per share has been disclosed under the two-class method.

14. Subsequent Events

Subsequent events have been evaluated through November 19, 2021, which is the date that the condensed consolidated financial statements were available to be issued. There were no material subsequent events that occurred during this period.

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Common Stock

PROSPECTUS

BofA Securities

SVB Leerink

Barclays

William Blair

            , 2022

PART II

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount To Be Paid
SEC registration fee		$9,270
FINRA filing fee		15,500
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (DGCL) empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the DGCL. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the registrant has entered, and intends to continue to enter, into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers that require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the DGCL.

These indemnification provisions and the indemnification agreements entered, and intended to be entered, into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a) In July 2018, we issued and sold an aggregate of 12,500,000 shares of our Series A redeemable convertible preferred stock at a purchase price of $1.00 per share for aggregate proceeds of $12.5 million to a total of six (6) accredited investors.

(b) Between August 2019 and October 2019, we issued and sold an aggregate of 27,444,339 shares of our Series B-1 redeemable convertible preferred stock at a purchase price of $1.561 per share for aggregate proceeds of approximately $42.8 million to eighteen (18) accredited investors. Additionally, in December 2020 we issued and sold an aggregate of 21,958,284 shares of our Series B-2 redeemable convertible preferred stock at a purchase price of $1.951 per share for aggregate proceeds of approximately $42.8 million to eighteen (18) accredited investors.

(c) Between March 2021 and June 2021, we issued and sold an aggregate of 57,224,618 shares of our Series C redeemable convertible preferred stock at a purchase price of $2.097 per share for aggregate proceeds of approximately $120.0 million to thirty-two (32) accredited investors.

(d) From January 2018 through January 14, 2022 we granted stock options to purchase an aggregate of 33,625,905 shares of common stock upon the exercise of options under our 2017 Plan at exercise prices per share ranging from $0.07 to $1.57, for an aggregate exercise price of approximately $31.8 million.

(e) In June 2021, we granted an award of restricted stock units covering 5,244,329 shares of our common stock.

(f) From January 2018 through January 14, 2022, we issued and sold to certain service providers of ours an aggregate of 3,260,116 shares of common stock upon the exercise of options under our 2017 Plan at exercise prices per share ranging from $0.07 to $1.24, for an aggregate exercise price of approximately $0.6 million.

The offers, sales and issuances of the securities described in Items 15(a), 15(b) and 15(c) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items 15(d), 15(e) and 15(f) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2017 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated March 26, 2021.

4.2*	Specimen common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+	2017 Equity Incentive Plan, as amended, and forms of agreement thereunder.

10.3+*	2022 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4+*	2022 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.

10.5+	Form of Executive Change in Control and Severance Agreement.

10.6+	Employee Incentive Compensation Plan.

10.7	Lease Agreement between TPG West Watkins Property, LLC and the Registrant, dated October 5, 2018.

10.8†	Development, Evaluation and License Agreement between the Registrant and Pfenex Inc. dated December 24, 2018.

10.9*+	Confirmatory Employment Letter between the Registrant and Rami Elghandour.

10.10*+	Confirmatory Employment Letter between the Registrant and Christopher Heery, M.D.

10.11*+	Confirmatory Employment Letter between the Registrant and Neeraj Teotia.

10.12+	Outside Director Compensation Policy.

10.13+	Amended and Restated Restricted Stock Unit Award Agreement between the Registrant and Rami Elghandour, dated December 7, 2021.

10.14+†	Consulting Agreement between the Registrant and Danforth Advisors, LLC dated January 7, 2022.

10.15+	Transition Agreement and Release between the Registrant and David Hilbert, Ph.D., dated January 7, 2022.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 to this Form S-1).

*	To be filed by amendment.
**	Filed previously.
+	Indicated management contract or compensatory plan.
†	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, Maryland, on January 14, 2022.

ARCELLX, INC.

By:	/s/ Rami Elghandour
Rami Elghandour
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rami Elghandour and Lance Thibault as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of registrant) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rami Elghandour Rami Elghandour	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	January 14, 2022

/s/ Lance Thibault, C.P.A. Lance Thibault, C.P.A.	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2022

/s/ Ali Behbahani, M.D. Ali Behbahani, M.D.	Director	January 14, 2022

/s/ Raymond Camahort, Ph.D. Raymond Camahort, Ph.D.	Director	January 14, 2022

/s/ Jill Carroll, M.S. Jill Carroll, M.S.	Director	January 14, 2022

/s/ David Lubner, M.S., C.P.A. David Lubner, M.S., C.P.A.	Director	January 14, 2022

Signature	Title	Date

/s/ Kavita Patel, M.D. Kavita Patel, M.D.	Director	January 14, 2022

/s/ Lewis T. Williams, M.D., Ph.D. Lewis T. Williams, M.D., Ph.D.	Director	January 14, 2022

/s/ Derek Yoon Derek Yoon	Director	January 14, 2022